1933 ACT FILE NO.:  333-226384
                                                   1940 ACT FILE NO.:  811-21056
                                                               CIK NO.:  1731350

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact name of trust:     Advisors Disciplined Trust 1898

B.  Name of depositor:  ADVISORS ASSET MANAGEMENT, INC.

C.  Complete address of depositor's principal executive offices:

                              18925 Base Camp Road
                            Monument, Colorado 80132

D.  Name and complete address of agent for service:


                                                 WITH A COPY TO:

            Scott Colyer                        Scott R. Anderson
    ADVISORS ASSET MANAGEMENT, INC.          CHAPMAN AND CUTLER LLP
         18925 Base Camp Road                111 West Monroe Street
      Monument, Colorado  80132           Chicago, Illinois  60603-4080

E. Title of securities being registered: Units of undivided beneficial interest

F.  Approximate date of proposed public offering:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

[X] Check box if it is proposed that this filing will become effective on October 22, 2018 at 10:00 a.m. pursuant to Rule 487.

-------------------------------------------------------------------------------

ANGELS PORTFOLIO, SERIES 2018-4Q
----------------------------------------------------------------

BRAND FAVORITES FOCUS PORTFOLIO, SERIES 2018-4Q
----------------------------------------------------------------

BULLDOG PORTFOLIO, SERIES 2018-4Q -
A CYRUS J. LAWRENCE LLC ("CJL") PORTFOLIO
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COHEN & STEERS REAL ESTATE INCOME STRATEGY PORTFOLIO,
SERIES 2018-4Q
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GLOBAL DIVIDEND STRATEGY PORTFOLIO, SERIES 2018-4Q - A HARTFORD
INVESTMENT MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
----------------------------------------------------------------

GLOBAL TECHNOLOGY PORTFOLIO, SERIES 2018-4Q
----------------------------------------------------------------

INFLATION SENSITIVE DIVIDEND PORTFOLIO, SERIES 2018-4Q - A
HARTFORD INVESTMENT MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
----------------------------------------------------------------

NASDAQ Q-50 INDEX(SM) PORTFOLIO, SERIES 2018-4Q
----------------------------------------------------------------

STRATEGIC HIGH 50(R)/Q-50 DIVIDEND AND GROWTH PORTFOLIO,
SERIES 2018-4Q
----------------------------------------------------------------

TODD INTERNATIONAL INTRINSIC VALUE PORTFOLIO, SERIES 2018-4Q
----------------------------------------------------------------

TRANSFORMERS STRATEGY PORTFOLIO, SERIES 2018-4Q
----------------------------------------------------------------


(ADVISORS DISCIPLINED TRUST 1898)





                                   PROSPECTUS

                                OCTOBER 22, 2018






        [LOGO]                          As with any investment, the Securities
                                        and Exchange Commission has not approved
         AAM                            or disapproved of these securities or
                                        passed upon the adequacy or accuracy of
       ADVISORS                         this prospectus.  Any contrary
   ASSET MANAGEMENT                     representation is a criminal offense.

----------------------------------------
 ANGELS PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide total return, primarily through capital appreciation, by investing in a portfolio of stocks of companies that we<F1>* believe have strong fundamentals. Despite the current state of the economy we believe there are always stocks of companies that are mispriced based on their current fundamentals and their future outlook. We believe that this provides for opportunity as the markets begin to recognize these companies' implied value. The portfolio was selected using the following strategy:

*  We began with the stocks in the S&P 500 and S&P MidCap 400 indices.

* We then eliminated stocks that have had below average revenue growth over the past year.

* We then eliminate companies with a larger than average debt to equity ratio and below average cash flows.

* We selected the final portfolio by choosing stocks whose current valuation is attractive considering their potential to achieve above average revenue and earnings growth over the near term.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


2     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of stocks selected based on historical quantitative and fundamental screens.

  * to pursue a long-term, growth-oriented investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  *  are uncomfortable with the trust's strategy.

  *  seek current income or capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                              October 22, 2018
          TERMINATION DATE                            January 15, 2020

          DISTRIBUTION DATES               25th day of June & December
          RECORD DATES                     10th day of June & December

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778T106
            Reinvest distributions                           00778T114
          Fee Based Accounts
            Cash distributions                               00778T122
            Reinvest distributions                           00778T130

          TICKER SYMBOL                                         ANGLYX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.18%            $1.77
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.28%            $2.77
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning on January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $264
          3 years             $811
          5 years           $1,384
          10 years          $2,942

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


                                                        Investment Summary     3

ANGELS PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                         COMMUNICATION SERVICES - 7.54%

     64       ATVI         Activision Blizzard, Inc.                            2.52%            $69.75           $4,464
      4       GOOGL        Alphabet, Inc. (3)                                   2.50           1,105.18            4,421
     29       FB           Facebook, Inc. (3)                                   2.52             154.05            4,467

                         CONSUMER DISCRETIONARY - 12.50%

     38       EXPE         Expedia Group, Inc.                                  2.54             118.32            4,496
    108       LEN          Lennar Corporation                                   2.49              40.83            4,410
     76       KORS         Michael Kors Holdings Limited (3)(4)                 2.49              58.06            4,413
     67       TXRH         Texas Roadhouse, Inc.                                2.50              66.16            4,433
     41       TJX          The TJX Companies, Inc.                              2.48             107.26            4,398

                         CONSUMER STAPLES - 4.95%

     19       COST         Costco Wholesale Corporation                         2.46             229.67            4,364
     57       WBA          Walgreens Boots Alliance, Inc.                       2.49              77.35            4,409

                         ENERGY - 7.47%

     37       CVX          Chevron Corporation                                  2.47             118.14            4,371
     61       COP          ConocoPhillips                                       2.50              72.49            4,422
     60       MPC          Marathon Petroleum Corporation                       2.50              73.92            4,435

                         FINANCIALS - 14.99%

     21       BRK/B        Berkshire Hathaway, Inc. (3)                         2.49             209.83            4,406
     95       SCHW         The Charles Schwab Corporation                       2.51              46.83            4,449
     24       CME          CME Group, Inc.                                      2.48             182.65            4,384
     82       PNFP         Pinnacle Financial Partners, Inc.                    2.50              54.03            4,430
     63       PGR          The Progressive Corporation                          2.51              70.55            4,445
     56       WTFC         Wintrust Financial Corporation                       2.50              79.08            4,428

                         HEALTH CARE - 17.55%

     69       A            Agilent Technologies, Inc.                           2.51              64.47            4,448
     81       BMY          Bristol-Myers Squibb Company                         2.48              54.30            4,398
     31       CNC          Centene Corporation (3)                              2.50             142.78            4,426
     44       DHR          Danaher Corporation                                  2.49             100.39            4,417
     30       EW           Edwards Lifesciences Corporation (3)                 2.46             145.42            4,363
      9       ISRG         Intuitive Surgical, Inc. (3)                         2.56             504.26            4,538
     17       UNH          UnitedHealth Group, Inc.                             2.55             265.30            4,510



(continued)


4     Investment Summary

ANGELS PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         INDUSTRIALS - 10.08%

     32       CMI          Cummins, Inc.                                        2.53%           $139.96           $4,479
     47       IR           Ingersoll-Rand PLC (4)                               2.49              93.83            4,410
     34       ODFL         Old Dominion Freight Line, Inc.                      2.54             132.06            4,490
     20       TDY          Teledyne Technologies, Inc. (3)                      2.52             223.53            4,471

                         INFORMATION TECHNOLOGY - 17.44%

     18       ADBE         Adobe, Inc. (3)                                      2.49             245.03            4,410
     19       AVGO         Broadcom, Inc.                                       2.45             228.28            4,337
     72       KEYS         Keysight Technologies, Inc. (3)                      2.51              61.78            4,448
     19       NVDA         NVIDIA Corporation                                   2.46             229.17            4,354
     53       PYPL         PayPal Holdings, Inc. (3)                            2.54              84.78            4,493
     31       CRM          salesforce.com, Inc. (3)                             2.46             140.49            4,355
     32       V            Visa, Inc.                                           2.53             140.08            4,483

                         MATERIALS - 5.00%

     76       NUE          Nucor Corporation                                    2.51              58.39            4,438
    104       WRK          WestRock Company                                     2.49              42.48            4,418

                         REAL ESTATE - 2.48%

     33       JLL          Jones Lang LaSalle, Inc.                             2.48             133.02            4,390

                                                                             ---------                         ----------
                                                                              100.00%                           $177,121
                                                                             =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $177,121 and $0, respectively.

(3)  This is a non-income producing security.

(4)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

               British Virgin Islands     2.49%
               Ireland                    2.49%
               United States             95.02%




                                                        Investment Summary     5

----------------------------------------
 BRAND FAVORITES FOCUS PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide above average total return primarily through capital appreciation by investing in a portfolio of stocks of companies that Eugene E. Peroni, Jr. of Peroni Portfolio Advisors, Inc. (the "Portfolio Consultant") believes capture the interest of consumers. Mr. Peroni selected the trust's portfolio through the application of his proprietary method of technical analysis, the Peroni Method(R), and consideration of stocks of companies whose brands are recognizable and whose products and services are used in daily life. The trust's focus on companies with name recognizable brands attempts to follow the theory that the products and services consumers research and then use the most are often produced by companies worth investment consideration. This technical methodology screens for long-term historical price behavior, relative strength and potential for future capital appreciation.

  The Peroni Method(R) is a bottom-up approach to stock selection that is primarily based on technical analysis. The methodology examines a stock's price architecture, accumulation and distribution trends and relative strength patterns, among other more subtle trading characteristics. This information is partly gathered and analyzed through hand drawn point and figure charts which have been a part of the methodology for over half a century. While the Peroni Method(R) is primarily focused on the technical characteristics of individual stocks, economic, monetary, geopolitical and sentiment factors at play in the market place are also incorporated to identify leading stocks and sectors.

  Technical analysis differs from fundamental analysis, which generally involves financial scrutiny of the issuing company and considers such factors as earnings projections, P/E ratios, cash flow and other balance sheet data. The Peroni Method(R) may be an investment alternative to fundamental analysis.
  Mr. Peroni uses the Peroni Method(R) to select stocks that he believes are best able to provide above average total return primarily through capital appreciation. He believes that technical factors can help identify industry sector relative strength patterns that may play an important role in investment success. The methodology allows an unconstrained approach to stock selection, spanning all market caps and investment styles, i.e. growth and value.

  Eugene E. Peroni Jr. has regularly published his insights in reports offering stock market forecasts and specific stock recommendations for both short and longer-term investments. Mr. Peroni regularly appears on CNBC, CBS MarketWatch, Nightly Business Report, Fox Business News and Bloomberg Radio, and has been quoted in publications such as The Wall Street Journal, The New York Times, U.S. News and World Report and Investors Business Daily.

  Mr. Peroni began training in the field of technical research at age 16 with his father, Eugene E. Peroni, Sr., who founded the Peroni Method(R) more than 50 years ago. Mr. Peroni has over 40 years of experience in his field. The Peroni Method(R) uses a bottom-up approach, primarily emphasizing the technical merits of individual stocks.

  Mr. Peroni has a library of approximately 1,000 hand-charted stocks that is the result of extensive technical research and is regularly refreshed to include new opportunities gleaned through ticker tape analysis, news outlets, corporate developments and practical observations. Charts with attractive price architecture are noted and stocks are ranked and screened on a regular basis. Historical characteristics are analyzed for price and volume shifts and evaluations are made using money flow and relative strength trends. Sector relative strength is then determined by unbiased groupings of attractive stocks. Portfolio construction progresses as weightings are determined by analyzing individual stock price behavior, economic factors, monetary trends, psychological oscillators and investor psychology. Those stocks with the best technical characteristics in strong or emerging leadership sectors are candidates for inclusion in the portfolio while also taking into consideration appropriate diversification.


6     Investment Summary

  The Peroni Method(R) examines numerous technical, psychological and fundamental data. The data may include:

  *  a stock's historical price architecture

  *  net money flow trends in individual stocks

  * the relative behavior of a stock's price performance compared to other stocks in the same sector

  *  sentiment readings such as the volatility index

  *  fiscal and monetary factors

  *  geopolitical events and their impact on specific sectors

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE PERONI METHOD(R) MAY NOT IDENTIFY SECURITIES THAT WILL SATISFY THE TRUST'S INVESTMENT OBJECTIVE.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY CONSUMER PRODUCTS AND SERVICES COMPANIES. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

                              PORTFOLIO CONSULTANT

  The Portfolio Consultant, Peroni Portfolio Advisors, Inc., is an investment adviser registered in Pennsylvania.

  The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

  The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

  Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust's portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                        Investment Summary     7

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of stocks of companies with recognizable brands selected based on technical, historical quantitative and fundamental analysis.

  * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

  * the potential to receive above average total returns primarily through capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks of companies with recognizable brands.

  *  are uncomfortable with the trust's strategy.

  *  seek capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                              October 22, 2018
          TERMINATION DATE                            January 16, 2020

          DISTRIBUTION DATES               25th day of January, April,
                                                      July and October
          RECORD DATES                     10th day of January, April,
                                                      July and October

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778T148
            Reinvest distributions                           00778T155
          Fee Based Accounts
            Cash distributions                               00778T163
            Reinvest distributions                           00778T171

          TICKER SYMBOL                                         BFFAZX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.24%            $2.39
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.34%            $3.39
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning on January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $270
          3 years             $829
          5 years           $1,413
          10 years          $2,995

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


8     Investment Summary

BRAND FAVORITES FOCUS PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                         COMMUNICATION SERVICES - 9.95%

      5       GOOG         Alphabet, Inc. (4)                                   1.96%         $1,096.46           $5,482
     17       NFLX         Netflix, Inc. (4)                                    2.02             332.67            5,655
     37       SPOT         Spotify Technology S.A. (3)(4)                       1.97             148.93            5,510
    102       VZ           Verizon Communications, Inc.                         2.00              54.90            5,600
     47       DIS          The Walt Disney Company                              2.00             118.90            5,588

                         CONSUMER DISCRETIONARY - 45.94%

      3       AMZN         Amazon.com, Inc. (4)                                 1.89           1,764.03            5,292
     20       CHDN         Churchill Downs, Inc.                                1.95             273.06            5,461
     65       COLM         Columbia Sportswear Company                          1.99              85.87            5,582
     36       CBRL         Cracker Barrel Old Country Store, Inc.               2.04             158.32            5,700
     53       DRI          Darden Restaurants, Inc.                             2.02             106.33            5,635
     49       GRUB         GrubHub, Inc. (4)                                    2.01             114.69            5,620
     58       HAS          Hasbro, Inc.                                         2.03              98.04            5,686
     31       HD           The Home Depot, Inc.                                 1.99             179.85            5,575
     63       IRBT         iRobot Corporation (4)                               2.01              89.11            5,614
     41       LULU         Lululemon Athletica, Inc. (4)                        2.01             136.77            5,608
     33       MCD          McDonald's Corporation                               1.98             167.49            5,527
     75       NKE          NIKE, Inc.                                           1.99              74.21            5,566
     63       OLLI         Ollie's Bargain Outlet Holdings, Inc. (4)            2.00              88.74            5,591
    103       SHAK         Shake Shack, Inc. (4)                                2.01              54.62            5,626
     84       SIX          Six Flags Entertainment Corporation                  1.99              66.33            5,572
    100       SNE          Sony Corporation (3)                                 1.99              55.67            5,567
     96       SBUX         Starbucks Corporation                                2.01              58.66            5,631
     52       TJX          The TJX Companies, Inc.                              1.99             107.26            5,578
     21       ULTA         Ulta Beauty, Inc. (4)                                2.03             270.78            5,686
     23       MTN          Vail Resorts, Inc.                                   2.03             246.43            5,668
     45       W            Wayfair, Inc. (4)                                    1.97             122.53            5,514
     79       WING         Wingstop, Inc.                                       2.00              70.79            5,592
     63       YUM          Yum! Brands, Inc.                                    2.01              89.40            5,632

                         CONSUMER STAPLES - 20.02%

     93       CHD          Church & Dwight Company, Inc.                        2.01              60.33            5,611
     37       CLX          The Clorox Company                                   2.02             152.57            5,645
     24       COST         Costco Wholesale Corporation                         1.97             229.67            5,512
     53       HSY          The Hershey Company                                  2.02             106.58            5,649
     51       KMB          Kimberly-Clark Corporation                           2.01             110.23            5,622
     40       MKC          McCormick & Company, Inc.                            2.01             140.65            5,626
     64       PG           The Procter & Gamble Company                         2.00              87.30            5,587
     72       WBA          Walgreens Boots Alliance, Inc.                       1.99              77.35            5,569
     58       WMT          Walmart, Inc.                                        2.01              97.15            5,635
     34       WDFC         WD-40 Company                                        1.98             162.70            5,532



(Continued)



                                                        Investment Summary     9

BRAND FAVORITES FOCUS PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED) -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         FINANCIALS - 2.02%

     53       AXP          American Express Company                             2.02%           $106.73           $5,657

                         HEALTH CARE - 6.00%

     18       ALGN         Align Technology, Inc. (4)                           2.01             312.79            5,630
     20       ANTM         Anthem, Inc.                                         2.00             279.15            5,583
     21       UNH          UnitedHealth Group, Inc.                             1.99             265.30            5,571

                         INDUSTRIALS - 4.02%

     16       BA           The Boeing Company                                   2.04             356.26            5,700
     38       DE           Deere & Company                                      1.98             145.91            5,545

                         INFORMATION TECHNOLOGY - 12.05%

     26       AAPL         Apple, Inc.                                          2.04             219.31            5,702
    127       INTC         Intel Corporation                                    2.00              44.00            5,588
     26       INTU         Intuit, Inc.                                         1.96             211.10            5,489
     52       MSFT         Microsoft Corporation                                2.02             108.66            5,650
     67       PYPL         PayPal Holdings, Inc. (4)                            2.03              84.78            5,680
     40       V            Visa, Inc.                                           2.00             140.08            5,603

                                                                             ---------                         ----------
                                                                              100.00%                           $279,744
                                                                             =========                         ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $279,744 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

               Japan              1.99%
               Luxembourg         1.97%
               United States     96.04%

(4)  This is a non-income producing security.


10     Investment Summary

----------------------------------------
 BULLDOG PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective by investing in a portfolio of stocks selected by Cyrus J. Lawrence LLC (the "Portfolio Consultant"). The Portfolio Consultant considered stocks of companies for inclusion in the trust's portfolio that it defines as "Bulldogs". The Portfolio Consultant believes that these so-called Bulldogs have the potential to take advantage of the current global economic landscape.

  Bulldogs are defined by the Portfolio Consultant as companies who have all or some combination of the following attributes:

  1) a highly motivated management team with a no-holds-barred attitude towards market share dominance,

  2) are cutting edge in terms of economies of scale, product or service differentiation, and innovation or patents,

  3)  can drive superior unit growth versus its competitors,

  4)  are good at dropping unit cost,

  5) have the ability to demonstrate superior pricing power for its products or services,

  6) offer quality products and purchasing agents have no career risk in buying from them,

  7) have strong balance sheets and do not hesitate using them to gain market share, including longer payment terms and consignment of inventory to customer usage regions, and

  8) use their strength to help their customers drive unit growth via company sales promotions, cooperative advertising, etc.

  Stock selection for the trust's portfolio included analyzing factors such as: market capitalization, economic sector performance, revenue growth, earnings growth, balance sheet strength and relative valuation. In selecting stocks for the portfolio, the Portfolio Consultant sought reasonable diversification amongst issuers and only considered companies with a market capitalization of $5 billion or more as of the trust's inception. Of course, as with any similar investment, there can be no assurance that the objective of the trust will be achieved.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.



                                                       Investment Summary     11

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY INFORMATION TECHNOLOGY COMPANIES. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

                              PORTFOLIO CONSULTANT

  The Portfolio Consultant, Cyrus J. Lawrence LLC, is a registered investment adviser formed in November 2014.

  The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

  The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

  Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust's portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.






--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


12     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a defined portfolio of stocks.

  *  the potential for total return primarily through capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  *  are uncomfortable with the trust's strategy.

  *  seek capital preservation or income as a primary objective.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                              October 22, 2018
          TERMINATION DATE                            January 16, 2020

          DISTRIBUTION DATES                          25th day of June
                                                          and December
          RECORD DATES                                10th day of June
                                                          and December

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778T189
            Reinvest distributions                           00778T197
          Fee Based Accounts
            Cash distributions                               00778T205
            Reinvest distributions                           00778T213

          TICKER SYMBOL                                         BDOGOX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.19%            $1.90
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.29%            $2.90
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning on January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $254
          3 years             $782
          5 years           $1,336
          10 years          $2,846

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


                                                       Investment Summary     13

BULLDOG PORTFOLIO, SERIES 2018-4Q - A CYRUS J. LAWRENCE LLC ("CJL") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF        MARKET          COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING     VALUE PER       SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE            SHARE(1)       TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                         COMMUNICATION SERVICES - 6.65%

      5       GOOGL        Alphabet, Inc. (4)                                   3.32%         $1,105.18           $5,526
     36       FB           Facebook, Inc. (4)                                   3.33             154.05            5,546

                         CONSUMER DISCRETIONARY - 16.48%

     39       BABA         Alibaba Group Holding Limited (3)(4)                 3.35             142.93            5,574
      3       AMZN         Amazon.com, Inc. (4)                                 3.18           1,764.03            5,292
     31       HD           The Home Depot, Inc.                                 3.35             179.85            5,575
     95       SBUX         Starbucks Corporation                                3.35              58.66            5,573
     20       ULTA         Ulta Beauty, Inc. (4)                                3.25             270.78            5,415

                         CONSUMER STAPLES - 3.31%

     24       COST         Costco Wholesale Corporation                         3.31             229.67            5,512

                         FINANCIALS - 10.11%

    197       BAC          Bank of America Corporation                          3.35              28.32            5,579
     52       JPM          JPMorgan Chase & Company                             3.37             107.91            5,611
     30       SPGI         S&P Global, Inc.                                     3.39             188.34            5,650

                         HEALTH CARE - 23.45%

     83       ABT          Abbott Laboratories                                  3.37              67.59            5,610
     23       BDX          Becton Dickinson and Company                         3.29             238.09            5,476
    153       BSX          Boston Scientific Corporation (4)                    3.36              36.54            5,591
     18       ILMN         Illumina, Inc. (4)                                   3.39             313.10            5,636
     14       REGN         Regeneron Pharmaceuticals, Inc. (4)                  3.28             389.83            5,458
     25       TMO          Thermo Fisher Scientific, Inc.                       3.41             227.15            5,679
     21       UNH          UnitedHealth Group, Inc.                             3.35             265.30            5,571

                         INDUSTRIALS - 3.30%

     25       FDX          FedEx Corporation                                    3.30             219.80            5,495



(Continued)



14     Investment Summary

BULLDOG PORTFOLIO, SERIES 2018-4Q - A CYRUS J. LAWRENCE LLC ("CJL") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF        MARKET          COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING     VALUE PER       SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE            SHARE(1)       TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         INFORMATION TECHNOLOGY - 36.70%

     23       ADBE         Adobe, Inc. (4)                                      3.39%           $245.03           $5,636
     25       AAPL         Apple, Inc.                                          3.29             219.31            5,483
     41       ADSK         Autodesk, Inc. (4)                                   3.28             133.18            5,460
     48       BR           Broadridge Financial Solutions, Inc.                 3.37             116.96            5,614
    181       GLW          Corning, Inc.                                        3.35              30.78            5,571
    126       INTC         Intel Corporation                                    3.33              44.00            5,544
     27       MA           Mastercard, Inc.                                     3.29             203.06            5,483
     51       MSFT         Microsoft Corporation                                3.33             108.66            5,542
    111       SSNC         SS&C Technologies Holdings, Inc.                     3.35              50.29            5,582
    145       TSM          Taiwan Semiconductor Manufacturing
                                Company Limited (3)                             3.35              38.45            5,575
     40       V            Visa, Inc.                                           3.37             140.08            5,603

                                                                             ---------                         ----------
                                                                              100.00%                           $166,462
                                                                             =========                         ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $166,462 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

               Cayman Islands      3.35%
               Taiwan              3.35%
               United States      93.30%

(4)  This is a non-income producing security.



                                                       Investment Summary     15

----------------------------------------------------
COHEN & STEERS REAL ESTATE INCOME STRATEGY PORTFOLIO
----------------------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide total return with an emphasis on current income. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective by investing in securities selected by Cohen & Steers Capital Management, Inc. (the "Portfolio Consultant") using its three proprietary strategies focused on different categories of real estate investments (the "Select Strategies"). Allocations to the Select Strategies were weighted approximately 40%, 40%, 20% (in the respective order listed below) at the trust's inception and may vary thereafter. The three proprietary Select Strategies are:

  1. Real Estate Investment Trusts ("REITs"): The strategy provides access to common stock of REITs that own and operate income-producing commercial real estate.

  2. Real Estate Preferred Securities: The strategy provides access to preferred securities issued by real estate companies.

  3. Real Estate Related Closed-End Funds: The strategy targets investments in the common stock of closed-end management investment companies (known as "closed-end funds" and referred to herein as the "funds") that invest significantly in income-producing securities of real estate and/or real estate related companies.

  The Portfolio Consultant's investment process draws on the resources and experience of each of three distinct investment teams responsible for security selection of each of the Select Strategies. Each team utilizes an integrated investment process, combining rigorous bottom-up research with top-down macroeconomic views which are employed in selecting securities that are believed to present the best relative value and potential to contribute to the trust's investment objective.

  Under normal circumstances, the trust will invest at least 80% of its assets in securities of REITs, other issuers in the real estate sector and/or funds having policies to invest at least 80% of their assets in REITs and/or securities of other issuers in the real estate sector.

  Approximately 2.86% of the portfolio consists of funds classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest more than 5% of their assets in securities of a single issuer which could reduce diversification.

                                 PRINCIPAL RISKS

As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNABLE TO MAKE INCOME AND/OR PRINCIPAL PAYMENTS, OR DECLARE DIVIDENDS, IN THE FUTURE. This may reduce the level of income the trust receives which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE VALUE OF CERTAIN SECURITIES WILL GENERALLY FALL IF INTEREST RATES, IN GENERAL, RISE. No one can predict whether interest rates will rise or fall in the future.

* THE TRUST AND THE UNDERLYING FUNDS ARE CONCENTRATED IN SECURITIES ISSUED BY COMPANIES INVOLVED IN ASPECTS OF THE REAL ESTATE SECTOR. Negative developments impacting companies in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* THE TRUST AND/OR THE UNDERLYING FUNDS MAY INVEST IN SECURITIES OF REITS. A REIT IS A COMPANY DEDICATED TO OWNING AND, IN SOME CASES, OPERATING INCOME-PRODUCING REAL ESTATE. Some REITs engage in financing real estate. Negative developments in the real estate industry will affect the value of your investment greater than in a more diversified investment.

* THE TRUST AND/OR THE UNDERLYING FUNDS MAY INVEST IN PREFERRED SECURITIES. Preferred securities are subordinated to bonds and other debt instruments in a company's capital structure and therefore will be subject to greater credit risk than those debt instruments. In addition, preferred securities are subject to other risks, such as having no or limited voting rights, being subject to special redemption rights, having distributions deferred or skipped,


16     Investment Summary
   having limited liquidity, changing tax    treatments and possibly being in
   heavily regulated industries.

* THE TRUST INVESTS IN SHARES OF CLOSED-END FUNDS. CLOSED-END FUNDS TEND TO TRADE AT A DISCOUNT FROM THEIR NET ASSET VALUE AND ARE SUBJECT TO RISKS RELATED TO FACTORS SUCH AS THE MANAGER'S ABILITY TO ACHIEVE A FUND'S OBJECTIVE, MARKET CONDITIONS AFFECTING A FUND'S INVESTMENTS AND USE OF LEVERAGE. The trust and the underlying funds have management and operating expenses. You will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in funds, the trust incurs greater expenses than you would incur if you invested directly in the funds.

* THE TRUST AND/OR THE UNDERLYING FUNDS MAY INVEST IN UNRATED SECURITIES OR SECURITIES RATED BELOW INVESTMENT GRADE AND ARE CONSIDERED TO BE "JUNK" SECURITIES. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

* THE TRUST AND/OR THE UNDERLYING FUNDS MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* SECURITIES OF FOREIGN ISSUERS HELD BY THE TRUST AND/OR THE UNDERLYING FUNDS PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the issuer's foreign market, international trade conditions, the global and country-specific political environment, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. While the funds have managed portfolios, except in limited circumstances, the trust will hold, and continue to buy, shares of the same funds even if their market value declines.

                              PORTFOLIO CONSULTANT

  The Portfolio Consultant, Cohen & Steers Capital Management, Inc., is a registered investment adviser. Founded in 1986, the Portfolio Consultant is a global investment manager specializing in liquid real assets, including real estate securities, listed infrastructure, commodities and natural resource equities, as well as preferred securities and other income solutions. As of September 30, 2018, the Portfolio Consultant had $60.1 billion in assets under management. The Portfolio Consultant manages separate account portfolios for institutional investors, including some of the world's largest pension funds and endowments. In addition, the Portfolio Consultant manages open- and closed-end funds for both retail and institutional investors. The Portfolio Consultant is among the largest real estate investment trust ("REIT") managers in the U.S. and employs a significant research and trading staff. Many investors have come to view the Portfolio Consultant as an important source for income-oriented investment products.

  The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

  The Portfolio Consultant may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant also may issue reports and makes recommendations on securities, which may include the securities in the trust.

  Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust's portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.


--------------------
<F1>*  "AAM," "we," "sponsor" and related terms mean Advisors Asset Management,
       Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     17

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a defined portfolio of real estate related securities.

  *  the potential to receive total return with an emphasis on current income.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in real estate related securities.

  *  are uncomfortable with the trust's investment strategy.

  *  seek capital preservation or capital appreciation as a primary objective.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                              October 22, 2018
          TERMINATION DATE                            January 15, 2020

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778T221
            Reinvest distributions                           00778T239
          Fee Based Accounts
            Cash distributions                               00778T247
            Reinvest distributions                           00778T254

          TICKER SYMBOL                                         RISABX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.30%            $2.93
Supervisory, evaluation
  and administration fees           0.10              1.00
Underlying fund expenses            0.52              5.06
                                   -------         -------
Total                               0.92%            $8.99
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee. The trust will indirectly bear the management and operating expenses of the underlying funds. While the trust will not pay these expenses directly out of its assets, these expenses are shown in the trust's annual operating expenses above to illustrate the impact of these expenses.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $326
          3 years             $994
          5 years           $1,687
          10 years          $3,528

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


18     Investment Summary

COHEN & STEERS REAL ESTATE INCOME STRATEGY PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                                      PERCENTAGE OF
 NUMBER                                                                                 AGGREGATE        MARKET         COST OF
   OF       TICKER                                                                       OFFERING       VALUE PER      SECURITIES
 SHARES     SYMBOL           ISSUER(1)                                                    PRICE          SHARE(1)     TO TRUST(2)
---------------------------------------------------------------------------------------------------------------------------------

EQUITY SECURITIES -- 39.80%

                      REAL ESTATE - 39.80%

     37     CCI         Crown Castle International Corporation                             2.66%         $106.93         $3,957
     63     CONE        CyrusOne, Inc.                                                     2.63            62.27          3,923
     35     DLR         Digital Realty Trust Inc                                           2.65           112.58          3,940
     16     ESS         Essex Property Trust, Inc.                                         2.64           245.64          3,930
     45     EXR         Extra Space Storage, Inc.                                          2.63            87.18          3,923
    127     HPP         Hudson Pacific Properties, Inc.                                    2.65            31.04          3,942
    181     INVH        Invitation Homes, Inc.                                             2.66            21.89          3,962
     56     KRC         Kilroy Realty Corporation                                          2.65            70.62          3,955
     62     PLD         Prologis, Inc.                                                     2.65            63.59          3,943
    181     SBRA        Sabra Health Care REIT, Inc.                                       2.65            21.80          3,946
     40     SUI         Sun Communities, Inc.                                              2.68            99.74          3,990
    100     UDR         UDR, Inc.                                                          2.64            39.39          3,939
    184     VICI        VICI Properties, Inc.                                              2.67            21.64          3,982
    142     WRI         Weingarten Realty Investors                                        2.66            27.95          3,969
     62     WELL        Welltower, Inc.                                                    2.68            64.47          3,997





CLOSED-END FUNDS -- 19.98%

    762     AWP       Aberdeen Global Premier Properties Fund                              2.85             5.57          4,244
    192     RA        Brookfield Real Assets Income Fund, Inc.                             2.85            22.09          4,241
    277     JRI       Nuveen Real Asset Income and Growth Fund                             2.85            15.33          4,246
    460     JRS       Nuveen Real Estate Income Fund                                       2.85             9.23          4,246
    183     PCI       PIMCO Dynamic Credit and Mortgage Income Fund                        2.85            23.16          4,238
    247     PGZ       Principal Real Estate Income Fund                                    2.86            17.24          4,258
    247     RIF       RMR Real Estate Income Fund                                          2.87            17.28          4,268

                                                                                        ---------                     ----------
TOTAL EQUITY SECURITIES AND CLOSED-END FUNDS                                              59.78%                        $89,039
                                                                                        =========                     ==========





(continued)



                                                       Investment Summary     19

COHEN & STEERS REAL ESTATE INCOME STRATEGY PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                          PERCENTAGE OF                                 COST OF
 NUMBER                                                                     AGGREGATE                       MARKET     SECURITIES
   OF                                                                       OFFERING        REDEMPTION     VALUE PER       TO
 SHARES       ISSUER(5)                                                      PRICE         PROVISIONS(6)    SHARE(1)    TRUST(2)
----------------------------------------------------------------------------------------------------------------------------------

PREFERRED SECURITIES -- 40.22%

          REAL ESTATE - 40.22%

    211     American Homes 4 Rent, Series E, 6.35%                            3.36%       6/29/2021 @ 25      $23.75       $5,011
    190     Digital Realty Trust, Inc., Series C, 6.625%                      3.32        5/15/2021 @ 25       26.06        4,951
    208     Monmouth Real Estate Investment Corporation, Series C, 6.125%     3.35        9/15/2021 @ 25       23.98        4,988
    231     National Retail Properties, Inc., Series F, 5.20%                 3.37       10/11/2021 @ 25       21.72        5,017
    211     National Storage Affiliates Trust, Series A, 6.00%                3.37       10/11/2022 @ 25       23.81        5,024
    214     Public Storage, Series B, 5.40%                                   3.36        1/20/2021 @ 25       23.36        4,999
    198     QTS Realty Trust, Inc., Series A, 7.125%                          3.35        3/15/2023 @ 25       25.17        4,984
    216     Rexford Industrial Realty, Inc., Series B, 5.875%                 3.40       11/13/2022 @ 25       23.44        5,063
    218     SITE Centers Corporation, Series A, 6.375%                        3.34         6/5/2022 @ 25       22.85        4,981
    227     Spirit Realty Capital, Inc., Series A, 6.00%                      3.36        10/3/2022 @ 25       22.03        5,001
    194     STAG Industrial, Inc., Series C, 6.875%                           3.31        3/17/2021 @ 25       25.37        4,922
    196     Sunstone Hotel Investors, Inc., Series E, 6.95%                   3.33        3/11/2021 @ 25       25.30        4,959

                                                                           ---------                                    ----------
TOTAL PREFERRED SECURITIES                                                   40.22%                                       $59,900
                                                                           =========                                    ==========


                                                                           ---------                                    ----------
TOTAL                                                                       100.00%                                      $148,939
                                                                           =========                                    ==========
















                            See "Notes to Portfolio"







20     Investment Summary

Notes to Portfolio

(1) Securities are represented by contracts to purchase such securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,939 and $0, respectively.

(3)  This is a non-income producing security.

(4)  This is a security issued by a foreign company.

(5) Shown under this heading is the stated dividend or income distribution rate of each of the securities, expressed as an annual dollar amount or as a percentage of par or stated value. Each security was originally issued with a par or stated value per share equal to $25. Securities are represented by contracts to purchase securities.

(6) The securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the securities were acquired at a price higher than the redemption price, this will represent a loss of capital when compared with the public offering price of the units when acquired. Distributions to unitholders will generally be reduced by the amount of the income which otherwise would have been paid with respect to redeemed securities, and any principal amount received on such redemption after satisfying any redemption requests for units received by the trust will be distributed to unitholders. Certain of the securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.

(7) The security has a "make whole" call option and may be redeemable in whole or in part at the option of the issuer at a redemption price generally equal to the greater of (i) 100% of the aggregate principal amount of the security or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon, discounted to the date of redemption on a periodic basis at a set premium to the then current applicable Treasury Rate plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.


                                                       Investment Summary     21

----------------------------------------
 GLOBAL DIVIDEND STRATEGY PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return primarily through dividend income. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide above average total return primarily through dividends, investing in a portfolio of common stocks of foreign and domestic companies selected by Hartford Investment Management Company ("HIMCO").

  HIMCO sought to select high quality stocks with above average dividend yields by considering a broad universe including securities in the Russell 3000(R) Index and approximately 500 American Depository Receipts ("ADRs") for inclusion in the trust's portfolio. HIMCO used a structured quantitative approach combined with fundamental oversight. HIMCO's quantitative approach sought to identify companies within each industry sector possessing attractive fundamentals such as solid balance sheets, high quality earnings and attractive growth prospects. HIMCO reviewed final selections for the trust's portfolio to assess the impact of recent events (including management issues, legal proceedings and future mergers or acquisition) on each stock's prospects.

  Under normal market conditions, the trust will invest at least 40% of its total assets in foreign common stocks. For this purpose, foreign common stocks include common stocks issued by issuers (1) organized outside of the U.S., (2) with headquarters or principal places of business located outside the U.S. or
(3) doing a substantial amount of business outside the U.S. (either 50% or more of the issuer's assets are located outside the U.S. or 50% or more of the issuer's revenues are derived outside the U.S.). Foreign common stocks may include investments in ADRs and other depositary receipts.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE ISSUER OF A SECURITY MAY BE UNWILLING OR UNABLE TO MAKE DIVIDEND PAYMENTS IN THE FUTURE. This may reduce the level of dividends the trust receives which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period of the trust.

* SECURITIES OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* THE TRUST INVESTS IN SECURITIES SELECTED BY HIMCO. In the event that HIMCO incorrectly assesses an issuer's prospects for growth or if HIMCO's judgment about how other investors will value an issuer's


22     Investment Summary
   growth is wrong, then the price of an issuer's stock may decrease or not increase to the level anticipated.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

                              PORTFOLIO CONSULTANT

  HIMCO, Hartford Investment Management Company, is a registered investment adviser.

  HIMCO is not an affiliate of the sponsor. HIMCO selected a list of securities to be included in the portfolio based on the criteria provided by the sponsor. HIMCO makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

  HIMCO may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. HIMCO may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. HIMCO may also issue reports and make recommendations on securities, which may include the securities in the trust.

  Neither HIMCO nor the sponsor manages the trust. Opinions expressed by HIMCO are not necessarily those of the sponsor, and may not actually prove correct. The trust will pay HIMCO a fee for selecting the trust's portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of HIMCO.










--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     23

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a portfolio primarily consisting of stocks of foreign and domestic companies.

  * the potential for above average total return primarily through dividend income.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in stocks of foreign and domestic companies.

  *  seek capital preservation.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                               October 22, 2018
          TERMINATION DATE                             January 16, 2020

          DISTRIBUTION DATES                     25th day of each month
          RECORD DATES                           10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                                00778T262
            Reinvest distributions                            00778T270
          Fee Based Accounts
            Cash distributions                                00778T288
            Reinvest distributions                            00778T296

          TICKER SYMBOL                                          HGDAZX

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                    Regulated Investment Company

          -------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.38%            $3.80
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.23%            $2.27
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.33%            $3.27
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning on January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $258
          3 years             $792
          5 years           $1,352
          10 years          $2,875

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.



24     Investment Summary

GLOBAL DIVIDEND STRATEGY PORTFOLIO,
SERIES 2018-4Q - A HARTFORD INVESTMENT MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                         COMMUNICATION SERVICES - 6.52%

     68       T            AT&T, Inc.                                           1.51%            $32.87           $2,235
    115       DCMYY        NTT DOCOMO, Inc. (3)                                 2.01              25.93            2,981
     81       VZ           Verizon Communications, Inc.                         3.00              54.90            4,447

                         CONSUMER DISCRETIONARY - 6.00%

    176       F            Ford Motor Company                                   1.01               8.50            1,496
     50       GME          GameStop Corporation                                 0.50              14.73              737
     48       GM           General Motors Company                               1.01              31.20            1,498
     10       KSS          Kohl's Corporation                                   0.48              71.26              713
     27       LVS          Las Vegas Sands Corporation                          1.01              55.66            1,503
     22       SIX          Six Flags Entertainment Corporation                  0.98              66.33            1,459
      9       TGT          Target Corporation                                   0.50              82.02              738
     24       TUP          Tupperware Brands Corporation                        0.51              31.31              751

                         CONSUMER STAPLES - 7.98%

     12       MO           Altria Group, Inc.                                   0.50              61.95              743
     27       BGS          B&G Foods, Inc.                                      0.50              27.33              738
     19       CPB          Campbell Soup Company                                0.49              37.93              721
     48       KO           The Coca-Cola Company                                1.50              46.33            2,224
     33       GIS          General Mills, Inc.                                  0.99              44.54            1,470
     21       K            Kellogg Company                                      1.01              71.17            1,495
     13       KMB          Kimberly-Clark Corporation                           0.97             110.23            1,433
      7       PEP          PepsiCo, Inc.                                        0.52             110.29              772
     17       PG           The Procter & Gamble Company                         1.00              87.30            1,484
     56       VGR          Vector Group Limited                                 0.50              13.24              741

                         ENERGY - 10.48%

    101       BP           BP PLC (3)                                           2.99              44.00            4,444
     45       ENB          Enbridge, Inc. (3)                                   0.99              32.69            1,471
     21       E            Eni SpA (3)                                          0.50              35.48              745
     36       XOM          Exxon Mobil Corporation                              1.99              81.97            2,951
     86       TOT          TOTAL S.A. (3)                                       3.52              60.81            5,230
     18       TRP          TransCanada Corporation (3)                          0.49              40.75              734

                         FINANCIALS - 24.99%

    139       AZSEY        Allianz SE (3)                                       1.99              21.27            2,957
     40       ANZBY        Australia & New Zealand Banking Group Limited (3)    0.50              18.51              740



(Continued)



                                                       Investment Summary     25

GLOBAL DIVIDEND STRATEGY PORTFOLIO,
SERIES 2018-4Q - A HARTFORD INVESTMENT MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         FINANCIALS (CONTINUED)

     19       BMO          Bank of Montreal (3)                                 1.01%            $79.04           $1,502
     14       BNS          The Bank of Nova Scotia (3)                          0.51              54.23              759
     17       CM           Canadian Imperial Bank of Commerce (3)               1.01              88.18            1,499
     64       FNB          F.N.B. Corporation                                   0.50              11.64              745
     55       HSBC         HSBC Holdings PLC (3)                                1.50              40.46            2,225
    157       HBAN         Huntington Bancshares, Inc.                          1.50              14.20            2,229
    122       ING          ING Groep NV (3)                                     1.00              12.19            1,487
     46       MFC          Manulife Financial Corporation (3)                   0.49              15.90              731
     59       NAVI         Navient Corporation                                  0.50              12.57              742
     83       NRZ          New Residential Investment Corporation               1.00              17.91            1,487
     72       ORI          Old Republic International Corporation               1.00              20.57            1,481
     35       PACW         PacWest Bancorp                                      1.00              42.28            1,480
     68       POFNF        Power Financial Corporation (3)                      1.00              21.90            1,489
     55       PFG          Principal Financial Group, Inc.                      1.98              53.56            2,946
     10       RY           Royal Bank of Canada (3)                             0.51              75.46              755
    279       SCGLY        Societe Generale S.A. (3)                            1.50               7.97            2,224
    655       SMFG         Sumitomo Mitsui Financial Group, Inc. (3)            3.50               7.92            5,188
     51       TWO          Two Harbors Investment Corporation                   0.49              14.41              735
    107       UBS          UBS Group AG (3)                                     1.00              13.84            1,481
    117       WBK          Westpac Banking Corporation (3)                      1.50              19.08            2,232

                         HEALTH CARE - 13.01%

     25       ABBV         AbbVie, Inc.                                         1.48              87.97            2,199
     28       CAH          Cardinal Health, Inc.                                1.00              53.19            1,489
    109       GSK          GlaxoSmithKline PLC (3)                              3.00              40.87            4,455
     41       MRK          Merck & Company, Inc.                                2.00              72.35            2,966
     43       NVS          Novartis AG (3)                                      2.53              87.19            3,749
    100       PFE          Pfizer, Inc.                                         3.00              44.50            4,450

                         INDUSTRIALS - 7.96%

     71       ABB          ABB Limited (3)                                      1.00              20.98            1,490
     73       AYR          Aircastle Limited (3)                                1.00              20.39            1,489
     29       ETN          Eaton Corporation PLC (3)                            1.51              77.29            2,241
     20       EMR          Emerson Electric Company                             0.97              72.27            1,445
      4       MITSY        Mitsui & Company Limited (3)                         0.94             348.32            1,393
     39       SIEGY        Siemens AG (3)                                       1.52              57.70            2,250
     13       UPS          United Parcel Service, Inc.                          1.02             116.49            1,514



(Continued)



26     Investment Summary

GLOBAL DIVIDEND STRATEGY PORTFOLIO,
SERIES 2018-4Q - A HARTFORD INVESTMENT MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         INFORMATION TECHNOLOGY - 8.55%

     71       CAJ          Canon, Inc. (3)                                      1.51%            $31.47           $2,234
     81       CSCO         Cisco Systems, Inc.                                  2.48              45.34            3,673
     35       IBM          International Business Machines Corporation          3.05             129.10            4,519
    132       NOK          Nokia OYJ (3)                                        0.50               5.62              742
     23       QCOM         QUALCOMM, Inc.                                       1.01              65.36            1,503

                         MATERIALS - 5.01%

     38       BASFY        BASF SE (3)                                          0.50              19.38              736
     36       BBL          BHP Billiton PLC (3)                                 0.99              40.69            1,465
     35       IP           International Paper Company                          1.00              42.24            1,478
     16       LYB          LyondellBasell Industries N.V. (3)                   1.01              93.59            1,497
     46       RIO          Rio Tinto PLC (3)                                    1.51              48.61            2,236

                         REAL ESTATE - 3.49%

     43       GLPI         Gaming and Leisure Properties, Inc.                  1.00              34.56            1,486
     28       HPT          Hospitality Properties Trust                         0.50              26.54              743
     46       IRM          Iron Mountain, Inc.                                  1.00              32.18            1,480
     50       PK           Park Hotels & Resorts, Inc.                          0.99              29.43            1,472

                         UTILITIES - 6.01%

     26       CNP          CenterPoint Energy, Inc.                             0.49              28.12              731
     20       D            Dominion Energy, Inc.                                0.99              73.50            1,470
     27       DUK          Duke Energy Corporation                              1.51              82.75            2,234
     48       PPL          PPL Corporation                                      1.01              31.22            1,499
     66       SO           The Southern Company                                 2.01              45.07            2,975

                                                                             ---------                         ----------
                                                                              100.00%                           $148,371
                                                                             =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,395 and $(24), respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

     Australia       2.00%      Bermuda       1.00%      Canada           6.01%
     Finland         0.50%      France        5.02%      Germany          4.01%
     Ireland         1.51%      Italy         0.50%      Japan            7.96%
     Netherlands     2.01%      Switzerland   4.53%      United Kingdom   9.99%
     United States  54.96%

(4)  This is a non-income producing security.



                                                       Investment Summary     27

----------------------------------------
 GLOBAL TECHNOLOGY PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide above average total return primarily through capital appreciation by investing in a portfolio of common stocks of foreign and domestic companies involved in the information technology sector.

  In selecting the securities for the portfolio, we<F1>* considered industry designation, market capitalization, past revenue and earnings growth rates, current revenues and earnings, revenue and earnings projections, balance sheet strength and valuation. We also considered companies which derive a substantial portion of business and/or are located or organized in countries throughout the world, including the United States. Of course, as with any similar investment, there can be no assurance that the objective of the trust will be achieved.

  Under normal market conditions, the trust will invest at least 40% of its total assets in foreign common stocks. For this purpose, foreign common stocks include common stocks issued by issuers (1) organized outside of the U.S., (2) with headquarters or principal places of business located outside the U.S. or
(3) doing a substantial amount of business outside the U.S. (either 50% or more of the issuer's assets are located outside the U.S. or 50% or more of the issuer's revenues are derived outside the U.S.). Foreign common stocks may include investments in American Depositary Receipts and other depositary receipts ("ADRs"). Under normal circumstances, the trust will invest at least 80% of its assets in securities of information technology companies.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE ISSUER OF A SECURITY MAY BE UNWILLING OR UNABLE TO MAKE DIVIDEND PAYMENTS IN THE FUTURE. This may reduce the level of dividends the trust receives which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE INFORMATION TECHNOLOGY SECTOR. Negative developments in the information technology sector will affect the value of your investment more than would be the case in a more diversified investment.

* SECURITIES OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


28     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of stocks of foreign and domestic companies involved in the information technology sector.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  * are uncomfortable investing in foreign companies or companies involved in the information technology sector.

  *  seek current income or capital preservation.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                               October 22, 2018
          TERMINATION DATE                             January 15, 2020

          DISTRIBUTION DATES                           25th day of June
                                                           and December
          RECORD DATES                                 10th day of June
                                                           and December

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                                00778T304
            Reinvest distributions                            00778T312
          Fee Based Accounts
            Cash distributions                                00778T320
            Reinvest distributions                            00778T338

          TICKER SYMBOL                                          GTPARX

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                    Regulated Investment Company

          -------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET         PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.18%            $1.77
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.28%            $2.77
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $264
          3 years             $811
          5 years           $1,384
          10 years          $2,942

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


                                                       Investment Summary     29

GLOBAL TECHNOLOGY PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                         COMMUNICATION SERVICES - 5.00%

      5       GOOGL        Alphabet, Inc. (4)                                   2.49%         $1,105.18           $5,526
    156       TCEHY        Tencent Holdings Limited (3)                         2.51              35.72            5,572

                         CONSUMER DISCRETIONARY - 4.91%

     39       BABA         Alibaba Group Holding Limited (3)(4)                 2.52             142.93            5,574
      3       AMZN         Amazon.com, Inc. (4)                                 2.39           1,764.03            5,292

                         INDUSTRIALS - 2.52%

     33       HRS          Harris Corporation                                   2.52             168.93            5,575

                         INFORMATION TECHNOLOGY - 87.57%

     35       ACN          Accenture PLC (3)                                    2.50             158.28            5,540
     23       ADBE         Adobe, Inc. (4)                                      2.54             245.03            5,636
     67       APH          Amphenol Corporation                                 2.51              82.97            5,559
     25       AAPL         Apple, Inc.                                          2.47             219.31            5,483
    161       AMAT         Applied Materials, Inc.                              2.49              34.29            5,521
     24       ANET         Arista Networks, Inc. (4)                            2.49             229.76            5,514
     24       AVGO         Broadcom, Inc.                                       2.47             228.28            5,479
     69       CDW          CDW Corporation                                      2.51              80.70            5,568
    122       CSCO         Cisco Systems, Inc.                                  2.50              45.34            5,532
     46       EPAM         EPAM Systems, Inc. (4)                               2.50             120.64            5,549
    113       EVBG         Everbridge, Inc. (4)                                 2.49              48.74            5,508
    580       INFY         Infosys Limited (3)                                  2.51               9.58            5,556
    126       INTC         Intel Corporation                                    2.50              44.00            5,544
     90       KEYS         Keysight Technologies, Inc. (4)                      2.51              61.78            5,560
     83       MCHP         Microchip Technology, Inc.                           2.51              67.03            5,564
    137       MU           Micron Technology, Inc. (4)                          2.50              40.45            5,542
     51       MSFT         Microsoft Corporation                                2.50             108.66            5,542
     72       NTAP         NetApp, Inc.                                         2.52              77.57            5,585
     24       NVDA         NVIDIA Corporation                                   2.48             229.17            5,500
     29       PANW         Palo Alto Networks, Inc. (4)                         2.53             193.51            5,612



Continued



30     Investment Summary

GLOBAL TECHNOLOGY PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         INFORMATION TECHNOLOGY (CONTINUED)

     66       PYPL         PayPal Holdings, Inc. (4)                            2.52%            $84.78           $5,596
     55       PFPT         Proofpoint, Inc. (4)                                 2.51             101.08            5,559
     39       CRM          salesforce.com, Inc. (4)                             2.47             140.49            5,479
     51       SAP          SAP SE (3)                                           2.51             109.02            5,560
     31       NOW          ServiceNow, Inc. (4)                                 2.48             177.15            5,492
     58       SPLK         Splunk, Inc. (4)                                     2.48              94.80            5,498
     75       SQ           Square, Inc. (4)                                     2.51              74.07            5,555
    110       SSNC         SS&C Technologies Holdings, Inc.                     2.50              50.29            5,532
    145       TSM          Taiwan Semiconductor Manufacturing
                                Company Limited (3)                             2.52              38.45            5,575
     71       TEL          TE Connectivity Limited (3)                          2.49              77.55            5,506
     83       TWLO         Twilio, Inc. (4)                                     2.49              66.41            5,512
     40       V            Visa, Inc.                                           2.53             140.08            5,603
     30       WEX          WEX, Inc. (4)                                        2.52             185.87            5,576
     43       WDAY         Workday, Inc. (4)                                    2.48             127.70            5,491
     34       ZBRA         Zebra Technologies Corporation (4)                   2.53             164.95            5,608

                                                                             ---------                         ----------
                                                                              100.00%                           $221,575
                                                                             =========                         ==========



Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $221,575 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

               Cayman Islands   5.03%            Germany     2.51%
               India            2.51%            Ireland     2.50%
               Switzerland      2.49%            Taiwan      2.52%
               United States   82.44%

(4)  This is a non-income producing security.


                                                       Investment Summary     31

----------------------------------------
 INFLATION SENSITIVE DIVIDEND PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide an attractive current income through dividends and a total return that outperforms broad equity markets and other inflation hedge asset classes during periods of inflation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective by selecting a portfolio of common stocks selected from the universe of securities included in the Russell 3000(R) Index. The portfolio was selected by Hartford Investment Management Company ("HIMCO").

  HIMCO used a structured quantitative approach to security selection focusing on inflation sensitivity, dividend yield and quality with a greater emphasis on inflation sensitivity. From an inflation sensitivity perspective, HIMCO sought to identify a portfolio of securities with above average levels of inflation sensitivity to identify securities HIMCO believes have the potential to perform well during periods of above average inflation. From a dividend yield perspective, HIMCO focused on securities with attractive dividend yields which HIMCO believes will have the potential to be sustained and grow based on their fundamentals. Finally, from a quality perspective, HIMCO focused on identifying companies with attractive fundamentals, focusing on solid balance sheets, high quality earnings, and attractive growth prospects (e.g. margin expansion, asset quality, low leverage, etc.). The selection process also considered the impact of potential corporate events that HIMCO believes have the potential to alter a company's future fundamentals.

  In selecting the trust's portfolio, HIMCO also considered the portfolio's industry exposures relative to Global Industry Classification Standard (GICS(R)) industry weights of the S&P 500(R) Index. However, the trust's industry weightings may vary significantly from the industry weightings of the S&P 500(R) Index, including the exclusion of certain industries altogether.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE ISSUER OF A SECURITY MAY BE UNWILLING OR UNABLE TO MAKE DIVIDEND PAYMENTS IN THE FUTURE. This may reduce the level of dividends the trust receives which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE TRUST INVESTS IN SECURITIES SELECTED BY HIMCO. In the event that HIMCO incorrectly assesses an issuer's prospects for growth or if HIMCO's judgment about how other investors will value an issuer's growth is wrong, then the price of an issuer's stock may decrease or not increase to the level anticipated.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are


32     Investment Summary
   often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.

                              PORTFOLIO CONSULTANT

  The portfolio consultant, Hartford Investment Management Company, is a registered investment adviser.

  HIMCO is not an affiliate of the sponsor. HIMCO selected a list of securities to be included in the portfolio based on the criteria provided by the sponsor. HIMCO makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

  HIMCO may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. HIMCO may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. HIMCO may also issue reports and make recommendations on securities, which may include the securities in the trust.

  Neither HIMCO nor the sponsor manages the trust. Opinions expressed by HIMCO are not necessarily those of the sponsor, and may not actually prove correct. The trust will pay HIMCO a fee for selecting the trust's portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of HIMCO.








--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     33

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a portfolio consisting of equity securities.

  *  the potential for attractive current income through dividends.

  * the potential for total return that outperforms broad equity markets and other inflation hedge asset classes during periods of inflation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in equity securities.

  *  seek capital appreciation or capital preservation as a primary objective.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                               October 22, 2018
          TERMINATION DATE                             January 15, 2020

          DISTRIBUTION DATES                     25th day of each month
          RECORD DATES                           10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                                00778T346
            Reinvest distributions                            00778T353
          Fee Based Accounts
            Cash distributions                                00778T361
            Reinvest distributions                            00778T379

          TICKER SYMBOL                                          ISDADX

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                    Regulated Investment Company

          -------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.26%            $2.57
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.36%            $3.57
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning
January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $272
          3 years             $834
          5 years           $1,422
          10 years          $3,015

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


34     Investment Summary

INFLATION SENSITIVE DIVIDEND PORTFOLIO, SERIES 2018-4Q - A HARTFORD INVESTMENT
MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                         COMMUNICATION SERVICES - 3.98%

     82       CMCSA        Comcast Corporation                                  1.99%            $35.98           $2,950
     89       VIAB         Viacom, Inc.                                         1.99              33.23            2,957

                         CONSUMER DISCRETIONARY - 7.98%

     11       DPZ          Domino's Pizza, Inc.                                 1.98             267.75            2,945
     63       FL           Foot Locker, Inc.                                    2.01              47.39            2,986
     48       GRMN         Garmin Limited (4)                                   2.00              61.97            2,975
     53       LVS          Las Vegas Sands Corporation                          1.99              55.66            2,950

                         CONSUMER STAPLES - 6.04%

     48       MO           Altria Group, Inc.                                   2.00              61.95            2,974
     24       EL           The Estee Lauder Companies, Inc.                     2.03             125.45            3,011
     42       K            Kellogg Company                                      2.01              71.17            2,989

                         ENERGY - 13.96%

     36       XOM          Exxon Mobil Corporation                              1.99              81.97            2,951
     78       HAL          Halliburton Company                                  1.97              37.54            2,928
     44       OKE          ONEOK, Inc.                                          2.01              67.79            2,983
     29       PSX          Phillips 66                                          2.01             102.77            2,980
     52       TRGP         Targa Resources Corporation                          1.98              56.56            2,941
     32       VLO          Valero Energy Corporation                            2.00              92.76            2,968
    111       WMB          The Williams Companies, Inc.                         2.00              26.74            2,968

                         FINANCIALS - 11.98%

     43       C            Citigroup, Inc.                                      1.99              68.86            2,961
     31       CFR          Cullen/Frost Bankers, Inc.                           2.01              96.40            2,988
    100       BEN          Franklin Resources, Inc.                             2.00              29.76            2,976
     24       PNC          The PNC Financial Services Group, Inc.               2.02             125.16            3,004
     30       PRU          Prudential Financial, Inc.                           1.97              97.60            2,928
     47       STI          SunTrust Banks, Inc.                                 1.99              62.79            2,951

                         HEALTH CARE - 14.03%

     33       ABBV         AbbVie, Inc.                                         1.95              87.97            2,903
     15       AMGN         Amgen, Inc.                                          2.04             201.80            3,027
     43       BAX          Baxter International, Inc.                           2.01              69.46            2,987
     56       CAH          Cardinal Health, Inc.                                2.01              53.19            2,979



(Continued)


                                                       Investment Summary     35

INFLATION SENSITIVE DIVIDEND PORTFOLIO, SERIES 2018-4Q - A HARTFORD INVESTMENT
MANAGEMENT COMPANY ("HIMCO") PORTFOLIO
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         HEALTH CARE (CONTINUED)

     30       DHR          Danaher Corporation                                  2.03%           $100.39           $3,012
     40       GILD         Gilead Sciences, Inc.                                1.97              73.27            2,931
     32       MDT          Medtronic PLC (4)                                    2.02              93.94            3,006

                         INDUSTRIALS - 13.99%

     22       CAT          Caterpillar, Inc.                                    1.94             131.32            2,889
     21       CMI          Cummins, Inc.                                        1.98             139.96            2,939
     36       DOV          Dover Corporation                                    2.00              82.41            2,967
     18       HRS          Harris Corporation                                   2.05             168.93            3,041
     32       IR           Ingersoll-Rand PLC (4)                               2.02              93.83            3,003
     90       JCI          Johnson Controls International plc (4)               2.00              32.93            2,964
     20       UNP          Union Pacific Corporation                            2.00             148.70            2,974

                         INFORMATION TECHNOLOGY - 14.06%

     19       ACN          Accenture PLC (4)                                    2.02             158.28            3,007
     14       AAPL         Apple, Inc.                                          2.07             219.31            3,070
    124       HPQ          HP, Inc.                                             1.99              23.84            2,956
     23       IBM          International Business Machines Corporation          2.00             129.10            2,969
     27       MSFT         Microsoft Corporation                                1.98             108.66            2,934
    163       WU           The Western Union Company                            2.00              18.18            2,963
     40       XLNX         Xilinx, Inc.                                         2.00              74.10            2,964

                         MATERIALS - 10.03%

     66       UFS          Domtar Corporation                                   2.00              44.92            2,965
     52       DWDP         DowDuPont, Inc.                                      2.01              57.49            2,989
     37       EMN          Eastman Chemical Company                             2.01              80.77            2,988
     89       MOS          The Mosaic Company                                   1.99              33.16            2,951
     37       RS           Reliance Steel & Aluminum Company                    2.02              81.07            3,000

                         REAL ESTATE - 1.97%

     25       BXP          Boston Properties, Inc.                              1.97             116.95            2,924

                         UTILITIES - 1.98%

     40       D            Dominion Energy, Inc.                                1.98              73.50            2,940

                                                                             ---------                         ----------
                                                                              100.00%                           $148,506
                                                                             =========                         ==========




                            See "Notes to Portfolio"



36     Investment Summary

Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,506 and $0, respectively.

(3)  This is a non-income producing security.

(4)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

               Ireland            8.06%
               Switzerland        2.00%
               United States     89.94%










                                                       Investment Summary     37

----------------------------------------
 NASDAQ Q-50 INDEX(SM) PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide capital appreciation by investing in stocks included in the NASDAQ Q-50 Index(SM) (the "Index").

  The Index is a market capitalization-weighted index designed to track the performance of securities of companies that are next-eligible for inclusion in the NASDAQ-100 Index(R). The Index is comprised of the eligible securities of companies (the "Index Securities") ranked by market capitalization and reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade, and biotechnology. It does not contain securities of financial companies, including banking and investment companies, as these are ineligible for NASDAQ-100 Index(R) inclusion. The Index is described in greater detail below. The security types eligible for the Index include foreign or domestic stocks, ordinary shares, American Depositary Receipts ("ADRs") and tracking stocks. References to "stocks" in the prospectus refer to all such types of securities. The Index eligibility criteria may be revised from time to time by Nasdaq, Inc. without regard to the trust.

  The trust seeks to invest on an ongoing basis in substantially all of the stocks that comprise the Index. There can be no assurance that this objective will be met. The initial portfolio seeks to replicate the composition of the Index to the extent practicable. During the trust's life, the trust will change to reflect any change in the component stocks in the Index. The trust will generally change to reflect any changes in the weightings of the components within the index only at the time that the Index is rebalanced. Precise replication of the securities in the Index may not be achieved at the time of an Index rebalancing because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the trust.

  INDEX ELIGIBILITY. Index eligibility is limited to specific security types only. The security types eligible for the Index include common stocks, ordinary shares, ADRs and tracking stocks. Security or company types not included in the Index are closed-end funds, convertible debentures, exchange traded funds, limited liability companies, limited partnership interests, preferred stocks, rights, shares or units of beneficial interest, warrants, units and other derivative securities. The Index does not contain securities of investment companies.

  INITIAL ELIGIBILITY CRITERIA. To be eligible for initial inclusion in the Index, a security must meet the existing NASDAQ-100 Index(R) criteria, stated as follows:

  * The issuer of the security's primary U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

  *  The security must be issued by a non-financial company;



38     Investment Summary

  * The security may not be issued by an issuer currently in bankruptcy proceedings;

  * The security must have average daily trading volume of at least 200,000 shares;

  * If the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured annually during the rankings review process);

  * The issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible;

  * The issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn; and

  * The issuer of the security must have "seasoned" on NASDAQ, NYSE or NYSE MKT (generally, a company is considered to be seasoned if it has been listed on a market for at least three full months, excluding the first month of the initial listing).

  For purposes of Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the "issuer" are references to the issuer of the underlying security.

  CONTINUED ELIGIBILITY CRITERIA. In addition to the criteria above, the issuer of a security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Index at each month-end for continued inclusion in the Index. In the event a company does not meet this criterion for two consecutive month-ends, it is removed from the Index effective after the close of trading on the third Friday of the following month.

  For purposes of Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the "issuer" are references to the issuer of the underlying security.

  QUARTERLY EVALUATION. Coinciding with the quarterly calendar cycle (i.e. March, June, September, and December), all securities that meet the initial inclusion criteria are evaluated and ranked by market value. The data used in the ranking includes January, April, July and October month-end NASDAQ market data and are updated for total shares outstanding submitted in a publicly filed Securities and Exchange Commission document through the end of the month prior to the quarterly evaluation. At such quarterly evaluations, the eligible securities of the top 50 companies by market value not currently in the NASDAQ-100 Index(R) are selected for inclusion in the Index. Any security additions and deletions shall be made effective after the close of trading on the third Friday of each March, June, September and December.

  Additionally, if at any time during the year other than the quarterly evaluations, an Index Security no longer meets the Index eligibility criteria, or is otherwise determined by the Index administrator to have become ineligible for continued inclusion in the Index, the security will be removed from the Index and will not be replaced. As a result, the Index may be comprised of securities of less than 50 companies at


                                                       Investment Summary     39
certain times. When a component security from the Index is added to the NASDAQ-100 Index(R), the security will be deleted from the Index and will not be replaced. Since the Index is subject to a quarterly evaluation while the review for eligible NASDAQ-100 Index(R) securities is done on a monthly basis, it is possible that a security added to the NASDAQ-100 Index(R) intra-quarter may not be a constituent of the Index at the time of addition to the NASDAQ-100 Index(R). If a company selected for inclusion in the Index has more than one class of eligible securities, all such classes of eligible securities will be included in the Index and weighted by market capitalization. As a result the Index may be comprised of more than 50 securities at certain times.

  INDEX INFORMATION. The trust is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, Inc., with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the trust. The Corporations make no representation or warranty, express or implied to the owners of the trust or any member of the public regarding the advisability of investing in securities generally or in the trust particularly, or the ability of the Nasdaq Q-50 Index(SM) to track general stock market performance. The Corporations' only relationship to Advisors Asset Management, Inc. and the trust ("Licensee") is in the licensing of the Nasdaq(R), OMX(R), NASDAQ OMX(R), Nasdaq Q-50(SM), Nasdaq Q-50 Index(SM) and NASDAQ-100 Index(R) trademarks, and certain trade names and service marks of the Corporations and the use of the Nasdaq Q-50 Index(SM) which is determined, composed and calculated by NASDAQ OMX(R) without regard to Licensee. NASDAQ OMX(R) has no obligation to take the needs of the Licensee or the unitholders of the trust into consideration in determining, composing or calculating the Nasdaq Q-50 Index(SM). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the trust to be issued or in the determination or calculation of the equation by which the trust is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the trust.

  THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ Q-50(SM) INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ Q-50 INDEX(SM) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ Q-50(SM) INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.


40     Investment Summary

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* THE ISSUER OF A SECURITY MAY BE UNWILLING OR UNABLE TO MAKE DIVIDEND PAYMENTS IN THE FUTURE. This may reduce the level of dividends the trust receives which would reduce your income and cause the value of your units to fall.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the primary offering period.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE INFORMATION TECHNOLOGY SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND WITH THAT OF ITS TARGET INDEX. This can happen for reasons such as an inability to replicate the weighting of each stock, the timing of trust rebalancings, index tracking errors, round lot trading requirements, regulatory restrictions, the time that elapses between an index change and a change in the trust, and trust expenses.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will generally hold, and continue to buy, shares of the same securities even if their market value declines.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     41

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a portfolio of stocks of companies included in an index.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in stocks of companies included in an index.

  *  seek current income or capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                              October 22, 2018
          TERMINATION DATE                            January 16, 2020

          DISTRIBUTION DATES                          25th day of June
                                                          and December
          RECORD DATES                                10th day of June
                                                          and December

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778T387
            Reinvest distributions                           00778T395
          Fee Based Accounts
            Cash distributions                               00778T403
            Reinvest distributions                           00778T411

          TICKER SYMBOL                                         NQFNSX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.24%            $2.40
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.34%            $3.40
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning on January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $270
          3 years             $829
          5 years           $1,413
          10 years          $2,996

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


42     Investment Summary

NASDAQ Q-50 INDEX(SM) PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS - 100.00%

                         COMMUNICATION SERVICES - 8.79%

     24       IAC          IAC/InterActiveCorp (4)                              2.76%           $195.64           $4,695
    115       NWSA         News Corporation - Class A                           0.89              13.13            1,510
     59       NWS          News Corporation - Class B                           0.46              13.38              789
     37       TRIP         TripAdvisor, Inc. (4)                                1.01              46.60            1,724
    107       VIAB         Viacom, Inc.                                         2.09              33.23            3,556
     98       YNDX         Yandex N.V. (3)(4)                                   1.58              27.42            2,687

                         CONSUMER DISCRETIONARY - 8.58%

     57       GRMN         Garmin Limited (3)                                   2.08              61.97            3,532
     95       LKQ          LKQ Corporation (4)                                  1.55              27.76            2,637
     38       LULU         Lululemon Athletica, Inc. (4)                        3.06             136.77            5,197
     37       TSCO         Tractor Supply Company                               1.89              86.86            3,214

                         ENERGY - 2.17%

     29       FANG         Diamondback Energy, Inc.                             2.17             127.10            3,686

                         HEALTH CARE - 14.18%

     14       ABMD         ABIOMED, Inc. (4)                                    2.98             362.42            5,074
     31       ALNY         Alnylam Pharmaceuticals, Inc. (4)                    1.40              76.65            2,376
     16       BLUE         Bluebird Bio, Inc. (4)                               1.14             120.70            1,931
     18       JAZZ         Jazz Pharmaceuticals PLC (3)(4)                      1.65             155.99            2,808
     53       NKTR         Nektar Therapeutics (4)                              1.50              48.19            2,554
     27       NBIX         Neurocrine Biosciences, Inc. (4)                     1.78             112.01            3,024
     21       SRPT         Sarepta Therapeutics, Inc. (4)                       1.66             134.22            2,819
     49       SGEN         Seattle Genetics, Inc. (4)                           2.07              71.80            3,518

                         INDUSTRIALS - 13.47%

     42       CHRW         C.H. Robinson Worldwide, Inc.                        2.24              90.86            3,816
     70       CPRT         Copart, Inc. (4)                                     2.03              49.28            3,450
     11       CSGP         CoStar Group, Inc. (4)                               2.48             383.49            4,218
     52       EXPD         Expeditors International of Washington, Inc.         2.03              66.26            3,446
     18       NDSN         Nordson Corporation                                  1.30             122.82            2,211
     25       ODFL         Old Dominion Freight Line, Inc.                      1.94             132.06            3,302
     30       RYAAY        Ryanair Holdings PLC (3)(4)                          1.45              82.10            2,463



Continued



                                                       Investment Summary     43

NASDAQ Q-50 INDEX(SM) PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018 (CONTINUED)


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         INFORMATION TECHNOLOGY - 46.82%

     51       AKAM         Akamai Technologies, Inc. (4)                        1.93%            $64.24           $3,276
     42       DOX          Amdocs Limited (3)                                   1.57              63.43            2,664
     26       ANSS         ANSYS, Inc. (4)                                      2.30             150.58            3,915
     39       CDK          CDK Global, Inc.                                     1.31              57.28            2,234
     47       CDW          CDW Corporation                                      2.23              80.70            3,793
     52       CGNX         Cognex Corporation                                   1.32              43.30            2,252
     19       FFIV         F5 Networks, Inc. (4)                                1.85             165.73            3,149
    161       FLEX         Flex Limited (3)(4)                                  1.12              11.87            1,911
     51       FTNT         Fortinet, Inc. (4)                                   2.43              81.20            4,141
     17       IPGP         IPG Photonics Corporation (4)                        1.32             132.26            2,248
     23       JKHY         Jack Henry & Associates, Inc.                        2.07             152.95            3,518
     50       LOGI         Logitech International S.A. (3)                      1.15              39.05            1,953
    198       MRVL         Marvell Technology Group Limited (3)                 2.07              17.76            3,517
     78       NTAP         NetApp, Inc.                                         3.56              77.57            6,051
    103       NXPI         NXP Semiconductors N.V. (3)                          4.71              77.70            8,003
    128       ON           ON Semiconductor Corporation (4)                     1.19              15.84            2,028
     81       OTEX         Open Text Corporation (3)                            1.62              33.99            2,753
     36       PTC          PTC, Inc. (4)                                        1.95              92.32            3,324
     38       QRVO         Qorvo, Inc. (4)                                      1.62              72.35            2,749
     46       SPLK         Splunk, Inc. (4)                                     2.56              94.80            4,361
     73       SSNC         SS&C Technologies Holdings, Inc.                     2.16              50.29            3,671
     76       TRMB         Trimble, Inc. (4)                                    1.70              38.08            2,894
     37       VRSN         VeriSign, Inc. (4)                                   3.08             141.39            5,231

                         MATERIALS - 1.69%

     70       STLD         Steel Dynamics, Inc.                                 1.69              41.03            2,872

                         UTILITIES - 4.30%

    149       XEL          Xcel Energy, Inc.                                    4.30              49.13            7,320

                                                                             ---------                         ----------
                                                                              100.00%                           $170,065
                                                                             =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price or fair market value of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $170,065 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization of the issuer as set forth below:

     Bermuda      2.07%          Canada          1.62%          Guernsey   1.57%
     Ireland      3.10%          Netherlands     6.29%          Singapore  1.12%
     Switzerland  3.23%          United States  81.00%

(4)  This is a non-income producing security.


44     Investment Summary

                      HYPOTHETICAL PERFORMANCE INFORMATION

  The following table compares hypothetical annual performance information for the Index after deducting the trust's sales fees and expenses and the actual performance of the NASDAQ-100 Index(R) in each of the years listed below (and as of the most recent month). These hypothetical returns do not guarantee and should not be used to predict future performance of the trust. Returns from the trust will differ from the Index returns shown for several reasons, including:

  * The impracticability of owning each of the Index components with the exact weightings at a given time;

  *  The possibility of Index tracking errors;

  * Total return figures do not reflect commissions paid by the trust on the purchase of securities or taxes you will incur;

  * Extraordinary market events that are not expected to be repeated and may have affected performance; and

  * The trust often purchases or sells securities at prices differing from the closing prices used in buying and selling units.

  You should note that while the trust is designed to replicate the component stocks of the Index during its life, there is no assurance that this will be achieved. The Index underperformed its comparative index in certain years and we cannot guarantee the trust will outperform that index over the life of the trust or over consecutive rollover periods, if available.

                    HYPOTHETICAL COMPARISON OF TOTAL RETURNS
          -----------------------------------------------------------
                                  NASDAQ Q-50            NASDAQ-100
             YEAR                  INDEX(SM)              INDEX(R)
          -----------------------------------------------------------

            2008                    -41.42%              -41.57%
            2009                     38.42                54.63
            2010                     28.38                20.07
            2011                     -3.55                 3.61
            2012                     25.27                18.33
            2013                     44.88                36.90
            2014                     -0.80                19.36
            2015                      7.27                 9.75
            2016                      3.44                 7.25
            2017                     30.88                32.97
            2018 thru 09/30           8.19                20.18

          -----------------------------------------------------------

+ these returns are the result of extraordinary market events and are not expected to be repeated.

  Past performance is no guarantee of future results. The above is not the past performance of the trust or a previous series of any trust and does not indicate the future performance of the trust. The actual returns of the trust will vary from the performance of the Index due to sales charges and expenses and because after the trust's formation, the stocks in the Index may change, or their amounts may be adjusted or rebalanced and these changes will only be reflected in the composition of the trust as described in this prospectus.

  The Index is a market capitalization-weighted index designed to track the performance of securities that are next-eligible for inclusion in the NASDAQ-100 Index(R) as described in greater detail herein. The NASDAQ-100 Index(R) is an index that includes 100 of the largest domestic and international non-finance companies listed on The NASDAQ Stock Market based on market capitalization. The indexes are unmanaged, not subject to fees, and not available or direct investment. It is not possible to invest directly in an index.

  The publishers of the indexes are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

  Your trust will pay a license fee to Nasdaq, Inc. for the use of NASDAQ Q-50 Index(SM) and related data and trademarks/service marks.


                                                       Investment Summary     45

----------------------------------------
 STRATEGIC HIGH 50(R)/Q-50 DIVIDEND
 AND GROWTH PORTFOLIO
----------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average income and potential for growth. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust invests in a diversified portfolio consisting of two equally-weighted components:

* High 50(R) Dividend Strategy--a specialized dividend-oriented strategy that seeks to provide above average total return selected as of October 15, 2018.

* NASDAQ Q-50 Index(SM) Strategy--a strategy that selects the largest eligible class of securities by market capitalization of each company included in the NASDAQ Q-50 Index(SM) as of October 19, 2018. The NASDAQ Q-50 Index(SM) is designed to track the performance of securities of companies that are next eligible for inclusion in the NASDAQ-100 Index(R).

  The strategies are described in greater detail below. We<F1>* selected these components in an effort to provide an enhanced total return while reducing overall portfolio volatility through diversification of securities and investment strategies. The trust invests in each component in approximately equal weightings with the stocks within each components in approximately equal weightings as of the trust's inception and the weightings will vary thereafter in accordance with fluctuations in stock prices.

  Certain securities may be selected for inclusion in both components. When a security is selected by both components, the portfolio's weighting of such security at inception will be approximately double what it would have been had the security only been selected by only one component.

  Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. We currently offer separate unit investment trusts that invest according to the same or similar investment strategies. The components, portfolio securities and structure of the trust offered in this prospectus may differ in certain respects from those other trusts we may be offering that use similar investment strategies.

  The following describes the two components of the trust's portfolio. The NASDAQ Q-50 Index(SM) may comprise less than 50 companies at the trust's inception resulting in the NASDAQ Q-50 Index(SM) Strategy component consisting of fewer than 50 securities for the life of the trust.

  HIGH 50(R) DIVIDEND STRATEGY. This component invests in stocks selected using a specialized dividend-oriented strategy that seeks to provide above average total return. We selected this component using the following strategy:

  * We begin with the companies included in the New York Stock Exchange (NYSE) Composite Index, Nasdaq Composite(R) Index and NYSE MKT Composite Index.

  *  Stocks are eliminated if at the time of selection:

     *  the company's stock market capitalization is $1 billion or less,

     *  the company's headquarters is located outside the United States,


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


46     Investment Summary

     * the stocks are securities of limited partnerships, exchange-traded funds, investment companies or shares of beneficial interest to the extent such securities are not otherwise excluded from the composition of the indexes.

  * Of the remaining stocks we select the five securities with the highest dividend yields as of October 15, 2018 from the remaining securities of companies in each of the nine Global Industry Classification Standard (GICS(R)) sectors other than the Financials and Real Estate sectors and the five securities with the highest dividend yields as of October 15, 2018 from the remaining securities of companies in the Financials and Real Estate GICS(R) sectors combined (for a total of 50 securities). The trust invests in these 50 stocks in approximately equal weightings. Effectively, after September 1, 2016 the strategy seeks to treat the new Real Estate GICS(R) sector as if it was still positioned under the Financials GICS(R) sector (as it was prior to September 1, 2016).

  The eleven industry sectors used in the strategy are the GICS(R) sectors published by S&P Dow Jones Indices and MSCI Inc. Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which we expect will happen, within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

  This component begins with the NYSE Composite Index, the Nasdaq Composite(R) Index and the NYSE MKT Composite Index. The NYSE Composite Index is designed to measure the performance of all common stocks listed on the NYSE, including American Depository Receipts (ADRs), real estate investment trusts (REITs) and tracking stocks. All closed-end funds, exchange-traded funds, limited partnerships and derivatives are excluded from the index. The Nasdaq Composite(R) Index measures all domestic and international based common type stocks traded on The Nasdaq Stock Market. To be eligible for inclusion in this index the security's U.S. listing must be exclusively on The Nasdaq Stock Market (with certain exceptions), and have a security type of ADRs, common stock, limited partnership interests, ordinary shares, REITs, shares of beneficial interest or tracking stocks. Security types not included in this index are closed-end funds, convertible debentures, exchange-traded funds, preferred stocks, rights, warrants, units and other derivative securities. The NYSE MKT Composite Index is an index representing the aggregate value of the common shares or ADRs of all NYSE MKT-listed companies, REITs, master limited partnerships and closed-end investment companies. The publishers of the indexes are not affiliated with us and have not participated in creating the trust or selecting the securities for the trust, nor have they reviewed or approved of any of the information contained herein.

  NASDAQ Q-50 INDEX(SM) STRATEGY. This component invests in the largest eligible class of securities by market capitalization included in the NASDAQ Q-50 Index(SM) (the "Index") as of the portfolio selection date. While the Index is market capitalization-weighted, the trust will seek to invest in each of the strategy's securities in approximately equal weightings as of the trust's inception and the weightings will vary thereafter in accordance with fluctuations in stock prices.


                                                       Investment Summary     47

  The Index is a market capitalization-weighted index designed to track the performance of securities of companies that are next-eligible for inclusion in the NASDAQ-100 Index(R). The Index is generally comprised of the eligible securities of companies (the "Index Securities") ranked by market capitalization and reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade, and biotechnology. As described under "Quarterly Evaluations" below, the Index may be comprised of securities of less than 50 companies at certain points in time. It does not contain securities of financial companies, including banking and investment companies, as these are ineligible for NASDAQ-100 Index(R) inclusion.

  Index Eligibility. Index eligibility is limited to specific security types only. The security types eligible for the Index include foreign or domestic common stocks, ordinary shares, ADRs and tracking stocks. Security types not included in the Index are closed-end funds, convertible debentures, exchange traded funds, limited liability companies, limited partnership interests, preferred stocks, rights, shares or units of beneficial interest, warrants, units and other derivative securities. The Index does not contain securities of investment companies.

  Initial Eligibility Criteria. To be eligible for initial inclusion in the Index, a security must meet the existing NASDAQ-100 Index(R) criteria, stated as follows:

  * The issuer of the security's primary U.S. listing must be exclusively on the NASDAQ Global Select Market or the NASDAQ Global Market (unless the security was dually listed on another U.S. market prior to January 1, 2004 and has continuously maintained such listing);

  *  The security must be of a non-financial company;

  * The security may not be issued by an issuer currently in bankruptcy proceedings;

  * The security must have average daily trading volume of at least 200,000 shares;

  * If the issuer of the security is organized under the laws of a jurisdiction outside the U.S., then such security must have listed options on a recognized options market in the U.S. or be eligible for listed-options trading on a recognized options market in the U.S. (measured annually during the rankings review process;

  * The issuer of the security may not have entered into a definitive agreement or other arrangement which would likely result in the security no longer being Index eligible;

  * The issuer of the security may not have annual financial statements with an audit opinion that is currently withdrawn;

  *  The issuer of the security must have "seasoned" on NASDAQ, NYSE or NYSE
     MKT (generally, a company is considered to be seasoned if it has been listed on a market for at least three full months excluding the first month of initial listing).

  For purposes of Index eligibility criteria, if the security is a depositary receipt representing a security of a non-U.S. issuer, then references to the "issuer" are references to the issuer of the underlying security.

  Continued Eligibility Criteria. In addition to the criteria above, the issuer of a security must have an adjusted market capitalization equal to or exceeding 0.10% of the aggregate adjusted market capitalization of the Index at each month-end for continued inclusion in the Index.


48     Investment Summary

  Quarterly Evaluation. Coinciding with the quarterly calendar cycle (i.e. March, June, September, and December), all securities that meet the initial inclusion criteria are evaluated and ranked by market value. The data used in the ranking includes January, April, July and October month-end NASDAQ market data and are updated for total shares outstanding submitted in a publicly filed Securities and Exchange Commission document through the end of the month prior to the quarterly evaluation. At such quarterly evaluations, the eligible securities of the top 50 companies by market value are selected for inclusion in the Index. Any security additions and deletions shall be made effective after the close of trading on the third Friday of each March, June, September and December.

  Additionally, if at any time during the year other than the quarterly evaluations, an Index Security no longer meets the Index inclusion criteria, or is otherwise determined by the Index administrator to have become ineligible for continued inclusion in the Index, the security will be deleted and will not be replaced. As a result, the Index may consist of securities of less than 50 companies at the trust's inception resulting in the NASDAQ Q-50 Index(SM) Strategy component consisting of fewer than 50 stocks for the life of the trust. When a component security from the Index is added to the NASDAQ-100 Index(R), the security will be deleted from the Index and will not be replaced. Since the Index is subject to a quarterly evaluation while the review for eligible NASDAQ-100 Index(R) securities is done on a monthly basis, it is possible that a security added to the NASDAQ-100 Index(R) intra-quarter may not be a constituent of the Index at the time of addition to the NASDAQ-100 Index(R). If a company selected for inclusion in the Index has more than one class of eligible securities, all such classes of eligible securities will be included in the Index. However, the NASDAQ Q-50 Index(SM) Strategy only selects the largest eligible class of securities by market capitalization of each company for inclusion in the trust's portfolio.

  Index Information. The trust is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, Inc., with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the trust. The Corporations make no representation or warranty, express or implied to the owners of the trust or any member of the public regarding the advisability of investing in securities generally or in the trust particularly, or the ability of the Nasdaq Q-50 Index(SM) to track general stock market performance. The Corporations' only relationship to Advisors Asset Management, Inc. and the trust ("Licensee") is in the licensing of the Nasdaq(R), OMX(R), NASDAQ OMX(R), Nasdaq Q-50(SM), and Nasdaq Q-50 Index(SM) registered trademarks, and certain trade names and service marks of the Corporations and the use of the Nasdaq Q-50 Index(SM) which is determined, composed and calculated by NASDAQ OMX(R) without regard to Licensee. NASDAQ OMX(R) has no obligation to take the needs of the Licensee or the owners of the trust into consideration in determining, composing or calculating the Nasdaq Q-50 Index(SM). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the trust to be issued or in the determination or calculation of the equation by which the trust is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the trust.

  THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ Q-50 INDEX(SM) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO


                                                       Investment Summary     49

RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE TRUST, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ Q-50 INDEX(SM) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ Q-50 INDEX(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

  Please note that we applied the strategy to select the portfolio at a particular time. If we create additional units of the trust after the trust's inception date, the trust will purchase the securities originally selected by applying the strategy. This is true even if a later application of the strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the target of an announced business acquisition which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which the trust's securities are selected.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE INFORMATION TECHNOLOGY SECTOR. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* THE TRUST MAY INVEST IN SECURITIES OF SMALL AND MID-SIZE COMPANIES. These securities are often more volatile and have lower trading volumes than securities of larger companies. Small and mid-size companies may have limited products or financial resources, management inexperience and less publicly available information.

* THE TRUST'S PERFORMANCE MIGHT NOT SUFFICIENTLY CORRESPOND TO PUBLISHED HYPOTHETICAL BACK-TESTED PERFORMANCE OF THE TRUST'S STRATEGY. This can happen for reasons such as an inability to exactly replicate the weightings of stocks in the strategy or be fully invested, timing of the trust offering or timing of your investment, and trust expenses. Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

* WE DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.


50     Investment Summary

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio of securities selected based on two distinct investment strategies.

  * to pursue a long-term investment strategy that includes investment in subsequent portfolios, if available.

  *  the potential to receive above average income and potential for growth.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in the securities held by the trust.

  *  are uncomfortable with the trust's strategies.

  *  seek aggressive growth without current income.

  *  seek capital preservation.

          -------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                              $10.0000

          INCEPTION DATE                               October 22, 2018
          TERMINATION DATE                             January 16, 2020

          DISTRIBUTION DATES                     25th day of each month
          RECORD DATES                           10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                                00778T429
            Reinvest distributions                            00778T437
          Fee Based Accounts
            Cash distributions                                00778T445
            Reinvest distributions                            00778T452

          TICKER SYMBOL                                          HFQFWX

          MINIMUM INVESTMENT                           $1,000/100 units

          TAX STRUCTURE                    Regulated Investment Company

          -------------------------------------------------------------


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %          AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF NET          PER 100
OPERATING EXPENSES                 ASSETS           UNITS
                                  ------------------------

Trustee fee & expenses              0.25%            $2.42
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.35%            $3.42
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning on January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $270
          3 years             $830
          5 years           $1,414
          10 years          $2,998

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


                                                       Investment Summary     51

STRATEGIC HIGH 50(R)/Q-50 DIVIDEND AND GROWTH PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                         COMMUNICATION SERVICES - 10.14%

     75       AMC          AMC Entertainment Holdings, Inc.                     1.00%            $19.81           $1,486
     45       T            AT&T, Inc.                                           1.00              32.87            1,479
     68       CTL          CenturyLink, Inc.                                    1.01              21.99            1,495
    156       GCI          Gannett Company, Inc.                                1.01               9.61            1,499
      8       IAC          IAC/InterActiveCorp (4)                              1.05             195.64            1,565
    113       NWSA         News Corporation - Class A                           1.00              13.13            1,484
     32       TRIP         TripAdvisor, Inc. (4)                                1.01              46.60            1,491
     27       VZ           Verizon Communications, Inc.                         1.00              54.90            1,482
     45       VIAB         Viacom, Inc.                                         1.01              33.23            1,495
     57       YNDX         Yandex N.V. (3)(4)                                   1.05              27.42            1,563

                         CONSUMER DISCRETIONARY - 8.98%

      9       CBRL         Cracker Barrel Old Country Store, Inc.               0.96             158.32            1,425
    176       F            Ford Motor Company                                   1.01               8.50            1,496
    101       GME          GameStop Corporation                                 1.00              14.73            1,488
     24       GRMN         Garmin Limited (3)                                   1.00              61.97            1,487
     50       LB           L Brands, Inc.                                       1.00              29.64            1,482
     53       LKQ          LKQ Corporation (4)                                  0.99              27.76            1,471
     11       LULU         Lululemon Athletica, Inc. (4)                        1.01             136.77            1,504
     17       TSCO         Tractor Supply Company                               1.00              86.86            1,477
     48       TUP          Tupperware Brands Corporation                        1.01              31.31            1,503

                         CONSUMER STAPLES - 5.03%

     24       MO           Altria Group, Inc.                                   1.00              61.95            1,487
     54       BGS          B&G Foods, Inc.                                      0.99              27.33            1,476
     26       KHC          The Kraft Heinz Company                              1.01              57.56            1,497
     17       PM           Philip Morris International, Inc.                    1.02              88.83            1,510
    113       VGR          Vector Group Limited                                 1.01              13.24            1,496

                         ENERGY - 6.02%

    138       AROC         Archrock, Inc.                                       1.00              10.76            1,485
     39       CVI          CVR Energy, Inc.                                     0.99              37.62            1,467
     12       FANG         Diamondback Energy, Inc.                             1.03             127.10            1,525
     22       OKE          ONEOK, Inc.                                          1.01              67.79            1,491
     70       SEMG         SemGroup Corporation                                 1.00              21.09            1,476
     55       WMB          The Williams Companies, Inc.                         0.99              26.74            1,471



(Continued)



52     Investment Summary

STRATEGIC HIGH 50(R)/Q-50 DIVIDEND AND GROWTH PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         FINANCIALS - 3.02%

     83       AGNC         AGNC Investment Corporation                          1.00%            $17.82           $1,479
    150       NLY          Annaly Capital Management, Inc.                      1.01               9.96            1,494
     34       PRA          ProAssurance Corporation                             1.01              44.21            1,503

                         HEALTH CARE - 12.90%

     17       ABBV         AbbVie, Inc.                                         1.01              87.97            1,495
      4       ABMD         ABIOMED, Inc. (4)                                    0.98             362.42            1,450
     19       ALNY         Alnylam Pharmaceuticals, Inc. (4)                    0.98              76.65            1,456
     12       BLUE         Bluebird Bio, Inc. (4)                               0.98             120.70            1,448
     28       CAH          Cardinal Health, Inc.                                1.00              53.19            1,489
     20       GILD         Gilead Sciences, Inc.                                0.99              73.27            1,465
      9       JAZZ         Jazz Pharmaceuticals PLC (3)(4)                      0.95             155.99            1,404
     31       NKTR         Nektar Therapeutics (4)                              1.01              48.19            1,494
     13       NBIX         Neurocrine Biosciences, Inc. (4)                     0.98             112.01            1,456
     64       PDCO         Patterson Companies, Inc.                            1.01              23.40            1,498
     33       PFE          Pfizer, Inc.                                         0.99              44.50            1,468
     11       SRPT         Sarepta Therapeutics, Inc. (4)                       1.00             134.22            1,476
     21       SGEN         Seattle Genetics, Inc. (4)                           1.02              71.80            1,508

                         INDUSTRIALS - 11.94%

     72       AYR          Aircastle Limited (3)                                0.99              20.39            1,468
     16       CHRW         C.H. Robinson Worldwide, Inc.                        0.98              90.86            1,454
     30       CPRT         Copart, Inc. (4)                                     1.00              49.28            1,478
      4       CSGP         CoStar Group, Inc. (4)                               1.03             383.49            1,534
     92       CVA          Covanta Holding Corporation                          1.00              16.15            1,486
     22       EXPD         Expeditors International of Washington, Inc.         0.98              66.26            1,458
    118       GE           General Electric Company                             1.00              12.56            1,482
     35       MIC          Macquarie Infrastructure Corporation                 0.99              41.96            1,469
     12       NDSN         Nordson Corporation                                  0.99             122.82            1,474
     11       ODFL         Old Dominion Freight Line, Inc.                      0.98             132.06            1,453
    213       PBI          Pitney Bowes, Inc.                                   1.00               6.97            1,485
     18       RYAAY        Ryanair Holdings PLC (3)(4)                          1.00              82.10            1,478



(Continued)



                                                       Investment Summary     53

STRATEGIC HIGH 50(R)/Q-50 DIVIDEND AND GROWTH PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         INFORMATION TECHNOLOGY - 27.97%

     23       AKAM         Akamai Technologies, Inc. (4)                        1.00%            $64.24           $1,478
     23       DOX          Amdocs Limited (3)                                   0.98              63.43            1,459
     10       ANSS         ANSYS, Inc. (4)                                      1.02             150.58            1,506
     26       CDK          CDK Global, Inc.                                     1.00              57.28            1,489
     18       CDW          CDW Corporation                                      0.98              80.70            1,453
     34       CGNX         Cognex Corporation                                   0.99              43.30            1,472
      9       FFIV         F5 Networks, Inc. (4)                                1.01             165.73            1,492
    125       FLEX         Flex Limited (3)(4)                                  1.00              11.87            1,484
     18       FTNT         Fortinet, Inc. (4)                                   0.99              81.20            1,462
     12       IBM          International Business Machines Corporation          1.05             129.10            1,549
     11       IPGP         IPG Photonics Corporation (4)                        0.98             132.26            1,455
     10       JKHY         Jack Henry & Associates, Inc.                        1.03             152.95            1,529
     38       LOGI         Logitech International S.A. (3)                      1.00              39.05            1,484
     83       MRVL         Marvell Technology Group Limited (3)                 0.99              17.76            1,474
     19       NTAP         NetApp, Inc.                                         0.99              77.57            1,474
     19       NXPI         NXP Semiconductors N.V. (3)                          1.00              77.70            1,476
     94       ON           ON Semiconductor Corporation (4)                     1.00              15.84            1,489
     44       OTEX         Open Text Corporation (3)                            1.01              33.99            1,496
     16       PTC          PTC, Inc. (4)                                        1.00              92.32            1,477
     20       QRVO         Qorvo, Inc. (4)                                      0.98              72.35            1,447
     23       QCOM         QUALCOMM, Inc.                                       1.01              65.36            1,503
     16       SPLK         Splunk, Inc. (4)                                     1.02              94.80            1,517
     29       SSNC         SS&C Technologies Holdings, Inc.                     0.98              50.29            1,458
    117       TIVO         TiVo Corporation                                     1.02              12.88            1,507
     39       TRMB         Trimble, Inc. (4)                                    1.00              38.08            1,485
     10       VRSN         VeriSign, Inc. (4)                                   0.95             141.39            1,414
     81       WU           The Western Union Company                            0.99              18.18            1,473
     55       XRX          Xerox Corporation                                    1.00              26.87            1,478

                         MATERIALS - 6.00%

     22       CMP          Compass Minerals International, Inc.                 1.01              68.11            1,498
     29       GEF/B        Greif, Inc.                                          0.99              50.52            1,465
     35       IP           International Paper Company                          1.00              42.24            1,478
    100       KRO          Kronos Worldwide, Inc.                               1.01              14.93            1,493
     43       SWM          Schweitzer-Mauduit International, Inc.               0.99              34.21            1,471
     36       STLD         Steel Dynamics, Inc.                                 1.00              41.03            1,477



(Continued)



54     Investment Summary

STRATEGIC HIGH 50(R)/Q-50 DIVIDEND AND GROWTH PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED)
AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                    PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         REAL ESTATE - 2.00%

     75       UNIT         Uniti Group, Inc.                                    1.00%            $19.82           $1,487
    229       WPG          Washington Prime Group, Inc.                         1.00               6.48            1,484

                         UTILITIES - 6.00%

     75       CWEN/A       Clearway Energy, Inc.                                1.00              19.73            1,480
     20       D            Dominion Energy, Inc.                                0.99              73.50            1,470
     79       PEGI         Pattern Energy Group, Inc.                           1.01              18.93            1,495
     48       PPL          PPL Corporation                                      1.01              31.22            1,499
     33       SO           The Southern Company                                 1.00              45.07            1,487
     30       XEL          Xcel Energy, Inc.                                    0.99              49.13            1,474

                                                                             ---------                         ----------
                                                                              100.00%                           $148,293
                                                                             =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,293 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

          Bermuda         1.98%               Canada             1.01%
          Guernsey        0.98%               Ireland            1.95%
          Netherlands     2.05%               Singapore          1.00%
          Switzerland     2.00%               United States     89.03%

(4)  This is a non-income producing security.


                                                       Investment Summary     55

                HYPOTHETICAL BACK-TESTED PERFORMANCE INFORMATION

  The following table compares hypothetical back-tested performance information for the strategy employed by the trust, the High 50(R) Dividend Strategy, the NASDAQ Q-50 Index(SM) Strategy, and the actual performance of the Standard & Poor's 500 Index in each of the years listed (and as of the most recent month end). These hypothetical back-tested returns do not guarantee and should not be used to predict future performance of the trust. Returns from the trust will differ from the hypothetical strategy returns for several reasons, including:

  * total return figures shown do not reflect commissions paid by the trust on the purchase of securities or taxes you will incur;

  * strategy returns are for calendar years (and through the most recent month), while trusts begin and end on various dates;

  * extraordinary market events that we have not expected to be repeated and may have affected performance;

  *  the trust has a scheduled term longer than one year;

  * the trust may not be fully invested at all times or equally weighted in all stocks comprising its strategy; and

  * the trust often purchases or sells securities at prices different from the closing prices used in buying and selling units.

  You should note that the trust is not designed to parallel movements in any index, and it is not expected that it will do so. In fact, the trust's strategy underperformed its comparative indexes in certain years and we cannot guarantee that the trust will outperform any index over the life of the trust or over consecutive rollover periods, if available.


-------------------------------------------------------------------------------------------------------------------------
                                   HYPOTHETICAL BACK-TESTED COMPARISON OF TOTAL RETURNS
-------------------------------------------------------------------------------------------------------------------------

                  STRATEGIC HIGH 50(R)/Q-50
                     DIVIDEND AND GROWTH        HIGH 50(R) DIVIDEND      NASDAQ Q-50 INDEX(SM)           STANDARD &
                    STRATEGY HYPOTHETICAL      STRATEGY HYPOTHETICAL     STRATEGY HYPOTHETICAL           POOR'S 500
  YEAR                   PERFORMANCE*               PERFORMANCE               PERFORMANCE*                  INDEX
-------------------------------------------------------------------------------------------------------------------------

  2008                      -41.67%                    -40.92%                   -42.09%                   -36.99%
  2009                       46.70+                     42.09                     51.62+                    26.45
  2010                       22.94                      18.95                     27.26                     15.08
  2011                        1.11                       6.12                     -3.58                      2.08
  2012                       12.43                       7.68                     17.50                     15.98
  2013                       32.77                      24.71                     41.15                     32.36
  2014                        5.09                       9.64                      0.85                     13.65
  2015                       -3.62                     -13.73                      6.81                      1.38
  2016                       14.56                      22.38                      7.05                     11.93
  2017                       17.07                       7.80                     26.66                     21.80
  2018 thru 09/30             4.96                       1.40                      8.83                     10.56


Source: Bloomberg L.P.

+ these returns are the result of extraordinary market events and are not expected to be repeated
* The NASDAQ Q-50 Index(SM) was launched on October 10, 2007. Return information prior to such date was based on information provided by Nasdaq, Inc. through application of the methodology used to create the NASDAQ Q-50 Index(SM)

-------------------------------------------------------------------------------------------------------------------------


  Hypothetical back-tested performance is no guarantee of future results. Hypothetical back-tested performance of the trust strategy (Strategic High 50(R)/Q-50 Dividend and Growth Strategy),


56     Investment Summary

High 50(R) Dividend Strategy and NASDAQ Q-50 Index(SM) Strategy stocks (the "strategy stocks") is hypothetical (and does not represent any actual trust), is shown for illustrative purposes only and is not intended to indicate the future performance of any investment, including the trust. The strategy stocks for a given year consist of the common stocks selected by applying the strategy as of the beginning of the period (and not the date the trust actually sells units). The hypothetical back-tested performance of the strategy stocks for 1 of the 11 periods shown are the result of extraordinary market events and are not expected to be repeated.

  Securities are selected through application of a strategy at a particular point in time and if a security which is a component of a strategy is merged out of existence, de-listed or suffers a similar fate during the period in which the strategy performance is being measured, such security will not be replaced by another security during that period. The strategy is not rebalanced during each one year period and as a result the stocks used for determining hypothetical back-tested performance will not take into account subsequent changes to the indexes used as a starting point for the strategy. Total return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total return figures shown above in the table assume that all dividends are reinvested semi-annually. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions and other transaction costs paid by the trust in acquiring securities or any taxes incurred by investors. Hypothetical back-tested returns are hypothetical, meaning that they do not represent actual trading, and, thus, may not reflect material economic and market factors, such as liquidity constraints, that may have had an impact on actual decision making. The hypothetical performance is the retroactive application of the strategy designed with the full benefit of hindsight.

  Prior to the market close on August 31, 2016, there were ten GICS(R) sectors and after the market close on August 31, 2016, a new Real Estate GICS(R) sector was added, elevating its position from under the Financials GICS(R) sector, bringing the total number of GICS(R) sectors to eleven. Prior to August 31, 2016, the High 50(R) Dividend Strategy selected five securities from (after the application of certain screens) each of the then existing ten GICS(R) sectors. After August 31, 2016, the High 50(R) Dividend Strategy selects five securities from each of the nine GICS(R) sectors other than the Financials and Real Estate sectors and five additional securities from the Financials and Real Estate GICS(R) sectors combined (for a total of 50 securities) after the application of certain screens. The hypothetical back-tested performance for 2016 and earlier are based on the High 50(R) Dividend Strategy with ten GICS(R) sectors.

  The Standard & Poor's 500 Index is an index that includes a representative sample of 500 leading companies in leading industries of the U.S. economy. Although the Standard & Poor's 500 Index focuses on the large-cap segment of the market, with over 80% coverage of U.S. equities, it is also often considered a proxy for the total U.S. stock market. The indexes are unmanaged, not subject to fees, and not available for direct investment.

  The publisher of the index is not affiliated with us and has not participated in creating the trust or selecting the securities for the trust, nor has the publisher reviewed or approved of any of the information contained herein.

  Your trust will pay a license fee to Nasdaq, Inc. for the use of NASDAQ Q-50 Index(SM) and related data and trademarks/service marks.


                                                       Investment Summary     57

--------------------------------------------
TODD INTERNATIONAL INTRINSIC VALUE PORTFOLIO
--------------------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to provide above average total return primarily through capital appreciation by investing in a portfolio primarily consisting of securities issued by companies headquartered and/or domiciled outside the U.S. that Todd Asset Management LLC (the "Portfolio Consultant") believes can take advantage of the current economic landscape. Portfolio Consultant believes price-to-intrinsic value ratio ("P/IV") could potentially be the most effective fundamental calculation to determine the true valuation of a security. Portfolio Consultant calculates P/IV by dividing a security's current market price by the Portfolio Consultant's assessment of a security's underlying value including both tangible and intangible factors. The Portfolio Consultant employed a proprietary multi-factor model ranking tool that combines the intrinsic value discipline with elements of attractive valuation, improving fundamentals and market acceptance to identify its view of the probability of outperformance for a given security. The Portfolio Consultant combines these into a comprehensive, disciplined process with risk controls.

  The selection process started by establishing a universe of eligible securities considering only U.S. exchange listed American Depositary Receipts ("ADRs") and U.S. exchange listed securities of other foreign companies receiving a greater than or equal to B- rating from the Portfolio Consultant using their proprietary, internally generated measure of quality. This quality rating is generated based on safety, profitability, growth and return to shareholder and ranges from C- to A+. That universe was further reduced based on each security's P/IV.

  From those securities, the strategy focused on evaluating securities based on Portfolio Consultant's multi-factor ranking model which sought to identify securities with attractive valuations, fundamental strength and market acceptance factors with the following focuses:

  *  Valuation:  attractive P/IV and price-to-earnings ratio;

  * Attractive fundamentals: positive earnings trends and momentum coupled with financial strength; and

  *  Market acceptance:  traditional technical analysis measures.

  From those securities, the Portfolio Consultant performed a fundamental review of the securities by reducing eligible securities to 250 based on attractive P/IV, verifying the various P/IV inputs (long-term growth rate, normalized earnings per share and quality ratings) and performing a fundamental review on prospective securities.

  Finally, the Portfolio Consultant selected a final portfolio of securities it determined were large-cap securities, were high quality, were attractively priced and had attractive prospects. The Portfolio Consultant sought to provide diversification across geographic regions and multiple industry sectors as of the trust's inception date.

  Under normal market conditions, the trust will invest at least 40% of its total assets in foreign securities. For this purpose, foreign securities include securities issued by issuers (1) organized outside of the U.S., (2) with headquarters or principal places of business located outside the U.S. or (3) doing a substantial amount of business outside the U.S. (either 50% or more of the issuer's assets are located outside the U.S. or 50% or more of the issuer's revenues are derived outside the U.S.). Foreign securities may include investments in ADRs and other depositary receipts.


58     Investment Summary

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* SECURITIES OF FOREIGN COMPANIES HELD BY THE TRUST PRESENT RISKS BEYOND THOSE OF U.S. ISSUERS. These risks may include market and political factors related to the company's foreign market, international trade conditions, less regulation, smaller or less liquid markets, increased volatility, differing accounting practices and changes in the value of foreign currencies.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY COMPANIES IN THE FINANCIALS SECTOR. Negative developments in the financials sector will affect the value of your investment more than would be the case in a more diversified investment.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

                              PORTFOLIO CONSULTANT

  The Portfolio Consultant, Todd Asset Management LLC, is a registered investment adviser. The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor. The sponsor did not select the securities for the trust.

  The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

  Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The trust will pay the Portfolio Consultant a fee for selecting the trust's portfolio. The trust will also pay a license fee for the use of certain service marks, trademarks, trade names and/or other property of the Portfolio Consultant.


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


                                                       Investment Summary     59

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  * to own a defined portfolio consisting primarily of stocks of foreign companies.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment consisting primarily of stocks of foreign companies.

  *  are uncomfortable with the trust's strategy.

  *  seek current income or capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                              October 22, 2018
          TERMINATION DATE                            January 15, 2020

          DISTRIBUTION DATES                    25th day of each month
          RECORD DATES                          10th day of each month

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778T460
            Reinvest distributions                           00778T478
          Fee Based Accounts
            Cash distributions                               00778T486
            Reinvest distributions                           00778T494

          TICKER SYMBOL                                         TIVACX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------


                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF  NET        PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.23%            $2.25
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.33%            $3.25
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning
January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $269
          3 years             $824
          5 years           $1,406
          10 years          $2,979

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


60     Investment Summary

TODD INTERNATIONAL INTRINSIC VALUE PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)(3)                                 PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

EQUITY SECURITIES -- 100.00%

                         COMMUNICATION SERVICES - 10.71%

     12       BIDU         Baidu, Inc. (4)                                      1.55%           $191.92           $2,303
    227       MBT          Mobile TeleSystems PJSC                              1.27               8.29            1,882
     61       MOMO         Momo, Inc. (4)                                       1.25              30.46            1,858
      5       NTES         NetEase, Inc.                                        0.71             210.17            1,051
     51       NTTYY        Nippon Telegraph & Telephone Corporation             1.52              44.24            2,256
     54       SFTBY        SoftBank Group Corporation                           1.53              42.05            2,271
     87       YNDX         Yandex N.V. (4)                                      1.61              27.42            2,386
     32       YY           YY, Inc. (4)                                         1.27              59.13            1,892

                         CONSUMER DISCRETIONARY - 11.13%

     11       BABA         Alibaba Group Holding Limited (4)                    1.06             142.93            1,572
     35       APTV         Aptiv PLC                                            1.75              74.29            2,600
     46       CUK          Carnival PLC                                         1.76              56.84            2,615
     37       LVMUY        LVMH Moet Hennessy Louis Vuitton SE                  1.51              60.71            2,246
     47       MGA          Magna International, Inc.                            1.50              47.53            2,234
    127       MLCO         Melco Resorts & Entertainment Limited                1.52              17.78            2,258
     31       EDU          New Oriental Education & Technology
                                Group, Inc. (4)                                 1.27              61.07            1,893
    103       PCRFY        Panasonic Corporation                                0.76              10.92            1,124

                         CONSUMER STAPLES - 1.77%

     26       BTI          British American Tobacco PLC                         0.76              43.30            1,126
    102       DANOY        Danone S.A.                                          1.01              14.76            1,506

                         ENERGY - 14.74%

     19       CEO          CNOOC Limited                                        2.31             180.92            3,438
     74       E            Eni SpA                                              1.77              35.48            2,626
     53       LUKOY        LUKOIL PJSC                                          2.56              71.65            3,797
    223       REPYY        Repsol S.A.                                          2.78              18.50            4,126
     63       RDS/A        Royal Dutch Shell PLC                                2.78              65.53            4,128
     62       TOT          TOTAL S.A.                                           2.54              60.81            3,770

                         FINANCIALS - 25.84%

     10       AON          Aon PLC                                              1.02             151.10            1,511
     59       AXAHY        AXA S.A.                                             1.02              25.78            1,521
     74       BSAC         Banco Santander Chile                                1.52              30.50            2,257
    195       BSMX         Banco Santander Mexico S.A. Institucion de
                                Banca Multiple Grupo Financiero Santand         1.02               7.77            1,515
    472       SAN          Banco Santander S.A.                                 1.51               4.77            2,251



(Continued)



                                                       Investment Summary     61

TODD INTERNATIONAL INTRINSIC VALUE PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED) -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)(3)                                 PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         FINANCIALS (CONTINUED)

     24       BMO          Bank of Montreal                                     1.28%            $79.04           $1,897
     80       BNPQY        BNP Paribas S.A.                                     1.52              28.17            2,253
     43       DBSDY        DBS Group Holdings Limited                           2.03              70.14            3,016
     34       HDB          HDFC Bank Limited                                    2.00              87.55            2,977
    154       ING          ING Groep N.V.                                       1.26              12.19            1,877
    117       ITUB         Itau Unibanco Holding S.A.                           1.02              12.91            1,510
     63       LAZ          Lazard Limited                                       1.78              41.96            2,643
    310       MUFG         Mitsubishi UFJ Financial Group, Inc.                 1.27               6.11            1,894
     37       IX           ORIX Corporation                                     2.01              80.84            2,991
    197       SBRCY        Sberbank of Russia PJSC                              1.52              11.50            2,266
    238       SMFG         Sumitomo Mitsui Financial Group, Inc.                1.27               7.92            1,885
     40       SLF          Sun Life Financial, Inc.                             1.01              37.61            1,504
    191       UBS          UBS Group AG                                         1.78              13.84            2,643

                         HEALTH CARE - 5.08%

      4       AGN          Allergan PLC                                         0.51             189.53              758
    116       GRFS         Grifols S.A.                                         1.51              19.35            2,245
     24       ICLR         ICON PLC (4)                                         2.30             142.18            3,412
     12       MDT          Medtronic PLC                                        0.76              93.94            1,127

                         INDUSTRIALS - 14.44%

     57       AER          AerCap Holdings N.V. (4)                             2.02              52.72            3,005
     23       ASHTY        Ashtead Group PLC                                    1.54              99.73            2,294
     22       CNI          Canadian National Railway Company                    1.25              84.71            1,864
     57       CCCGY        China Communications Construction
                                Company Limited                                 0.75              19.65            1,120
     58       INFO         IHS Markit Limited (4)                               2.03              52.05            3,019
     56       KMTUY        Komatsu Limited                                      1.02              27.16            1,521
     60       MKTAY        Makita Corporation                                   1.75              43.32            2,599
     28       RYAAY        Ryanair Holdings PLC (4)                             1.55              82.10            2,299
     52       ST           Sensata Technologies Holding PLC (4)                 1.51              43.21            2,247
     98       ZTO          ZTO Express Cayman, Inc. (4)                         1.02              15.48            1,517

                         INFORMATION TECHNOLOGY - 8.93%

     36       DOX          Amdocs Limited                                       1.54              63.43            2,283
     51       FUJIY        FUJIFILM Holdings Corporation                        1.53              44.48            2,268
     77       HOLI         Hollysys Automation Technologies Limited             1.01              19.51            1,502
    158       INFY         Infosys Limited                                      1.02               9.58            1,514
     59       TSM          Taiwan Semiconductor Manufacturing
                                Company Limited                                 1.53              38.45            2,269
     46       TOELY        Tokyo Electron Limited                               1.02              32.97            1,517
     39       WNS          WNS Holdings Limited (4)                             1.28              48.69            1,899



(Continued)



62     Investment Summary

TODD INTERNATIONAL INTRINSIC VALUE PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED) -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                           PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                   AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)(3)                                 PRICE             SHARE(1)      TO TRUST(2)
--------------------------------------------------------------------------------------------------------------------------

                         MATERIALS - 6.09%

     78       BASFY        BASF SE                                              1.02%            $19.38           $1,512
    129       CX           Cemex S.A.B. de C.V. (4)                             0.51               5.90              761
     67       CRH          CRH PLC                                              1.28              28.30            1,896
     24       LYB          LyondellBasell Industries N.V.                       1.51              93.59            2,246
     54       RIO          Rio Tinto PLC                                        1.77              48.61            2,625

                         REAL ESTATE - 0.76%

     77       CAOVY        China Overseas Land & Investment Limited             0.76              14.61            1,125

                         UTILITIES - 0.51%

     76       EONGY        E.ON SE                                              0.51               9.90              752

                                                                             ---------                         ----------
                                                                              100.00%                           $148,565
                                                                             =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. In accordance with Accounting Standards Codification 820, "Fair Value Measurements", the trust's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $148,604 and $(39), respectively.

(3)  All investments are securities issued by a foreign company.

     Equity securities comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

                                                          British
     Bermuda        3.81%      Brazil          1.02%      Virgin Islands   1.01%
     Canada         5.04%      Cayman Islands  9.65%      Chile            1.52%
     China          0.75%      France          7.60%      Germany          1.53%
     Guernsey       1.54%      Hong Kong       3.07%      India            3.02%
     Ireland        6.40%      Italy           1.77%      Jersey           3.03%
     Japan         13.68%      Mexico          1.53%      Netherlands      6.40%
     Russia         5.35%      Singapore       2.03%      Spain            5.80%
     Switzerland    1.78%      Taiwan          1.53%      United Kingdom  11.14%

(4)  This is a non-income producing security.


                                                       Investment Summary     63

-------------------------------
TRANSFORMERS STRATEGY PORTFOLIO
-------------------------------


                              INVESTMENT OBJECTIVE

  The trust seeks to provide above average total return primarily through capital appreciation. There is no assurance the trust will achieve its objective.

                          PRINCIPAL INVESTMENT STRATEGY

  The trust seeks to achieve its objective by investing in a portfolio of stocks of companies deriving a substantial portion of their revenues worldwide that Pence Capital Management, LLC (the "Portfolio Consultant") believes are involved in aspects of the transformation of consumer behavior and technological innovation. Today, the world is vastly different from even just ten years ago, and that is a trend that the Portfolio Consultant expects will continue to develop. Improvements in processing power are enabling the creation of artificial intelligence (AI) and the propagation of semiconductors in everyday items for the "Internet of Things" (IoT) which are connecting consumers and their devices like never before and enabling the rise of robots. Companies were considered for the portfolio that Portfolio Consultant believes:

     * either have leadership with stellar track records of innovation or potential to develop new and great technologies in the future;

     *  are working to make sure that our tomorrow is brighter than today; and

     * are positioned to capture key factors of the world's shift over to a more technological and transformative era.

  From those companies, Portfolio Consultant identified securities by analyzing factors including expected market dominance over the next three to five years, relative size within industry sectors based on market capitalization, steady R&D spending as percent of sales, steadiness of past earnings growth rates and revenue growth, strength of earnings and revenue projections, balance sheet strength, valuation and levels of cash holdings.

                                 PRINCIPAL RISKS

  As with all investments, you can lose money by investing in this trust. The trust also might not perform as well as you expect. This can happen for reasons such as these:

* SECURITY PRICES WILL FLUCTUATE. The value of your investment may fall over time.

* AN ISSUER MAY BE UNWILLING OR UNABLE TO DECLARE DIVIDENDS IN THE FUTURE, OR MAY REDUCE THE LEVEL OF DIVIDENDS DECLARED. This may result in a reduction in the value of your units.

* THE FINANCIAL CONDITION OF AN ISSUER MAY WORSEN OR ITS CREDIT RATINGS MAY DROP, RESULTING IN A REDUCTION IN THE VALUE OF YOUR UNITS. This may occur at any point in time, including during the initial offering period.

* THE TRUST IS CONCENTRATED IN SECURITIES ISSUED BY INFORMATION TECHNOLOGY COMPANIES. Negative developments in this sector will affect the value of your investment more than would be the case in a more diversified investment.

* WE<F1>* DO NOT ACTIVELY MANAGE THE PORTFOLIO. Except in limited circumstances, the trust will hold, and continue to buy, shares of the same securities even if their market value declines.

                              PORTFOLIO CONSULTANT

  The Portfolio Consultant, Pence Capital Management, LLC, is a registered investment adviser registered with the state of California.

  Pence Capital Management, LLC is a registered investment advisory firm based in Newport Beach, California. The firm uses its proprietary research to identify and deliver actionable investment insights. The firm is led by Colonel
(ret) E. Dryden Pence III, a Harvard-educated economist with thirty years of experience in the financial industry. His formal training and knowledge in economics combined with his career


--------------------
<F1>*  "AAM," "we" and related terms mean Advisors Asset Management, Inc., the trust sponsor, unless the context clearly suggests otherwise.


64     Investment Summary
of more than twenty-two years in Army Intelligence, Special Operations and Psychological Warfare, gives the firm a unique understanding of human behavior and its effects on the economy and the markets.

  The Portfolio Consultant is not an affiliate of the sponsor. The Portfolio Consultant makes no representations that the portfolio will achieve the investment objectives or will be profitable or suitable for any particular potential investor.

  The Portfolio Consultant and/or its affiliates may use the list of securities in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The Portfolio Consultant and/or its affiliates may recommend to other clients or otherwise effect transactions in the securities held by the trust. This may have an adverse effect on the prices of the securities. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or liquidation of the securities. The Portfolio Consultant and/or its affiliates also may issue reports and makes recommendations on securities, which may include the securities in the trust.

  Neither the Portfolio Consultant nor the sponsor manages the trust. Opinions expressed by the Portfolio Consultant are not necessarily those of the sponsor, and may not actually come to pass. The Portfolio Consultant is being compensated for its portfolio consulting services, including selection of the trust portfolio.

















                                                       Investment Summary     65

                                WHO SHOULD INVEST

  You should consider this investment if you want:

  *  to own a defined portfolio of stocks.

  *  the potential for capital appreciation.

  You should not consider this investment if you:

  * are uncomfortable with the risks of an unmanaged investment in common stocks.

  *  are uncomfortable with the trust's strategy.

  *  seek current income or capital preservation.

          ------------------------------------------------------------

                              ESSENTIAL INFORMATION
                              ---------------------

          UNIT PRICE AT INCEPTION                             $10.0000

          INCEPTION DATE                              October 22, 2018
          TERMINATION DATE                            January 15, 2020

          DISTRIBUTION DATES                          25th day of June
                                                          and December
          RECORD DATES                                10th day of June
                                                          and December

          CUSIP NUMBERS
          Standard Accounts
            Cash distributions                               00778T502
            Reinvest distributions                           00778T510
          Fee Based Accounts
            Cash distributions                               00778T528
            Reinvest distributions                           00778T536

          TICKER SYMBOL                                         TSPACX

          MINIMUM INVESTMENT                          $1,000/100 units

          TAX STRUCTURE                   Regulated Investment Company

          ------------------------------------------------------------

                                FEES AND EXPENSES

  The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.

                                   AS A %           AMOUNT
                                  OF $1,000        PER 100
SALES FEE                         INVESTED          UNITS
                                  ------------------------

Initial sales fee                   0.00%            $0.00
Deferred sales fee                  1.35             13.50
Creation & development fee          0.50              5.00
                                   -------         -------
Maximum sales fee                   1.85%           $18.50
                                   =======         =======

ORGANIZATION COSTS                  0.49%            $4.90
                                   =======         =======

                                   AS A %          AMOUNT
ANNUAL                             OF  NET        PER 100
OPERATING EXPENSES                 ASSETS          UNITS
                                  ------------------------

Trustee fee & expenses              0.19%            $1.83
Supervisory, evaluation
  and administration fees           0.10              1.00
                                   -------         -------
Total                               0.29%            $2.83
                                   =======         =======

  The initial sales fee is the difference between the total sales fee (maximum of 1.85% of the unit offering price) and the sum of the remaining deferred sales fee and the total creation and development fee. The deferred sales fee is fixed at $0.135 per unit and is paid in three monthly installments beginning
January 20, 2019. The creation and development fee is fixed at $0.05 per unit and is paid at the end of the initial offering period (anticipated to be approximately three months). When the public offering price per unit is less than or equal to $10, you will not pay an initial sales fee. When the public offering price per unit is greater than $10 per unit, you will pay an initial sales fee.

                                     EXAMPLE

  This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

          1 year              $265
          3 years             $813
          5 years           $1,387
          10 years          $2,948

  This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the trust each year subject to a sales charge of 1.85%.


66     Investment Summary

TRANSFORMERS STRATEGY PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                         PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                  PRICE             SHARE(1)      TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------

COMMON STOCKS -- 100.00%

                         COMMUNICATION SERVICES - 10.56%

     52       ATVI         Activision Blizzard, Inc.                            1.04%            $69.75           $3,627
      5       GOOGL        Alphabet, Inc. (4)                                   1.58           1,105.18            5,526
     11       BIDU         Baidu, Inc. (3)(4)                                   0.60             191.92            2,111
     35       EA           Electronic Arts, Inc. (4)                            1.02             102.11            3,574
     36       FB           Facebook, Inc. (4)                                   1.58             154.05            5,546
     93       IQ           iQIYI, Inc. (3)(4)                                   0.63              23.57            2,192
     10       NTES         NetEase, Inc. (3)                                    0.60             210.17            2,102
     17       NFLX         Netflix, Inc. (4)                                    1.61             332.67            5,655
     15       SPOT         Spotify Technology S.A. (3)(4)                       0.64             148.93            2,234
     62       TCEHY        Tencent Holdings Limited (3)                         0.63              35.72            2,215
     39       WB           Weibo Corporation (3)(4)                             0.63              56.99            2,223

                         CONSUMER DISCRETIONARY - 9.57%

     15       BABA         Alibaba Group Holding Limited (3)(4)                 0.61             142.93            2,144
      3       AMZN         Amazon.com, Inc. (4)                                 1.51            1764.03            5,292
     30       APTV         Aptiv PLC (3)                                        0.64              74.29            2,229
     55       BZUN         Baozun, Inc. (3)(4)                                  0.62              39.67            2,182
      2       BKNG         Booking Holdings, Inc. (4)                           1.03            1805.74            3,611
    127       EBAY         eBay, Inc. (4)                                       1.04              28.75            3,651
     18       EXPE         Expedia Group, Inc.                                  0.61             118.32            2,130
     95       JD           JD.com, Inc. (3)(4)                                  0.62              23.01            2,186
      7       MELI         MercadoLibre, Inc. (4)                               0.60             301.87            2,113
     39       SNE          Sony Corporation (3)                                 0.62              55.67            2,171
     14       TSLA         Tesla, Inc. (4)                                      1.04             260.00            3,640
    434       VIPS         Vipshop Holdings Limited (3)(4)                      0.63               5.06            2,196

                         HEALTH CARE - 6.60%

     29       ALXN         Alexion Pharmaceuticals, Inc. (4)                    1.04             125.89            3,651
    339       CYBQY        CYBERDYNE, Inc. (3)(4)                               0.65               6.74            2,285
     16       DXCM         DexCom, Inc. (4)                                     0.59             129.00            2,064
     35       EXAS         Exact Sciences Corporation (4)                       0.62              61.64            2,157
     32       INCY         Incyte Corporation (4)                               0.60              66.06            2,114
      7       ISRG         Intuitive Surgical, Inc. (4)                         1.01             504.26            3,530
     16       TMO          Thermo Fisher Scientific, Inc.                       1.04             227.15            3,634
     21       VRTX         Vertex Pharmaceuticals, Inc. (4)                     1.05             175.69            3,689



(Continued)



                                                       Investment Summary     67

TRANSFORMERS STRATEGY PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED) -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                         PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                  PRICE             SHARE(1)      TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------

                         INDUSTRIALS - 16.56%

     23       AVAV         Aerovironment, Inc. (4)                              0.61%            $92.84           $2,135
     77       BAESY        BAE Systems PLC (3)                                  0.63              28.47            2,192
     16       BA           The Boeing Company                                   1.63             356.26            5,700
    130       FANUY        FANUC Corporation (3)                                0.63              16.96            2,204
     19       GD           General Dynamics Corporation                         1.03             190.26            3,615
     36       HON          Honeywell International, Inc.                        1.58             153.47            5,525
     21       JBT          John Bean Technologies Corporation                   0.62             102.70            2,157
     11       LMT          Lockheed Martin Corporation                          1.03             328.14            3,610
     68       NJDCY        Nidec Corporation (3)                                0.63              32.48            2,208
     12       NOC          Northrop Grumman Corporation                         1.05             307.67            3,692
     19       RTN          Raytheon Company                                     1.04             191.01            3,629
     22       ROK          Rockwell Automation, Inc.                            1.03             163.70            3,601
     13       ROP          Roper Technologies, Inc.                             1.03             278.01            3,614
     49       ST           Sensata Technologies Holding PLC (3)(4)              0.60              43.21            2,117
     38       SIEGY        Siemens AG (3)                                       0.63              57.70            2,193
    146       SMCAY        SMC Corporation (3)                                  0.63              15.13            2,208
      6       TDG          TransDigm Group, Inc. (4)                            0.58             337.19            2,023
     43       UTX          United Technologies Corporation                      1.58             128.68            5,533

                         INFORMATION TECHNOLOGY - 56.71%

    268       AACAY        AAC Technologies Holdings, Inc. (3)                  0.63               8.23            2,206
     23       ADBE         Adobe, Inc. (4)                                      1.61             245.03            5,636
    148       AMD          Advanced Micro Devices, Inc. (4)                     1.00              23.66            3,502
     44       APH          Amphenol Corporation                                 1.04              82.97            3,651
     44       ADI          Analog Devices, Inc.                                 1.03              82.34            3,623
     25       AAPL         Apple, Inc.                                          1.57             219.31            5,483
    106       AMAT         Applied Materials, Inc.                              1.04              34.29            3,635
     13       ASML         ASML Holding N.V. (3)                                0.65             175.76            2,285
     27       ADSK         Autodesk, Inc. (4)                                   1.03             133.18            3,596
     24       AVGO         Broadcom, Inc.                                       1.56             228.28            5,479
     69       BRKS         Brooks Automation, Inc.                              0.60              30.70            2,118
     53       CDNS         Cadence Design Systems, Inc. (4)                     0.61              40.11            2,126
    122       CSCO         Cisco Systems, Inc.                                  1.58              45.34            5,531
     49       CGNX         Cognex Corporation                                   0.61              43.30            2,122
     49       CTSH         Cognizant Technology Solutions Corporation           1.03              73.69            3,611
    118       GLW          Corning, Inc.                                        1.04              30.78            3,632
     91       DBX          Dropbox, Inc. (4)                                    0.61              23.38            2,128
     49       FN           Fabrinet (3)(4)                                      0.63              44.99            2,205
     41       FARO         FARO Technologies, Inc. (4)                          0.61              52.20            2,140



(Continued)



68     Investment Summary

TRANSFORMERS STRATEGY PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED) -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                         PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                  PRICE             SHARE(1)      TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------

                         INFORMATION TECHNOLOGY (CONTINUED)

     10       FLT          FleetCor Technologies, Inc. (4)                      0.58%           $204.09           $2,041
     38       FLIR         FLIR Systems, Inc.                                   0.61              55.86            2,123
     26       FTNT         Fortinet, Inc. (4)                                   0.60              81.20            2,111
     18       GPN          Global Payments, Inc.                                0.60             116.50            2,097
    113       HOLI         Hollysys Automation Technologies Limited (3)         0.63              19.51            2,205
     55       IIVI         II-VI, Inc. (4)                                      0.61              38.98            2,144
    126       INTC         Intel Corporation                                    1.58              44.00            5,544
     36       INXN         InterXion Holding N.V. (3)(4)                        0.63              60.92            2,193
     16       IPGP         IPG Photonics Corporation (4)                        0.60             132.26            2,116
      4       KYCCF        Keyence Corporation (3)                              0.58             507.85            2,031
     25       LRCX         Lam Research Corporation                             1.04             145.20            3,630
     27       MA           Mastercard, Inc.                                     1.57             203.06            5,483
     32       MCHP         Microchip Technology, Inc.                           0.61              67.03            2,145
     51       MSFT         Microsoft Corporation                                1.58             108.66            5,542
     61       MIME         Mimecast Limited (3)(4)                              0.60              34.62            2,112
     21       NICE         Nice Limited (3)(4)                                  0.64             107.21            2,251
     24       NVDA         NVIDIA Corporation                                   1.57             229.17            5,500
     54       OMRNY        Omron Corporation (3)                                0.62              40.54            2,189
     19       PANW         Palo Alto Networks, Inc. (4)                         1.05             193.51            3,677
     66       PYPL         PayPal Holdings, Inc. (4)                            1.60              84.78            5,595
     21       PFPT         Proofpoint, Inc. (4)                                 0.61             101.08            2,123
     23       PTC          PTC, Inc. (4)                                        0.61              92.32            2,123
     29       QRVO         Qorvo, Inc. (4)                                      0.60              72.35            2,098
     56       QCOM         QUALCOMM, Inc.                                       1.05              65.36            3,660
     29       QLYS         Qualys, Inc. (4)                                     0.62              74.40            2,158
     30       RHT          Red Hat, Inc. (4)                                    1.03             120.12            3,604
     39       CRM          salesforce.com, Inc. (4)                             1.57             140.49            5,479
     20       SAP          SAP SE (3)                                           0.62             109.02            2,180
     20       NOW          ServiceNow, Inc. (4)                                 1.01             177.15            3,543
     26       SLAB         Silicon Laboratories, Inc. (4)                       0.61              82.62            2,148
     25       SWKS         Skyworks Solutions, Inc.                             0.61              85.16            2,129
     22       SPLK         Splunk, Inc. (4)                                     0.60              94.80            2,086
     49       SQ           Square, Inc. (4)                                     1.04              74.07            3,629
    138       STM          STMicroelectronics N.V. (3)                          0.63              15.88            2,191
     24       SNPS         Synopsys, Inc. (4)                                   0.60              88.10            2,114
     57       TSM          Taiwan Semiconductor Manufacturing
                                Company Limited (3)                             0.63              38.45            2,192
     28       TEL          TE Connectivity Limited (3)                          0.62              77.55            2,171
     56       TXN          Texas Instruments, Inc.                              1.57              98.26            5,503
     56       TRMB         Trimble, Inc. (4)                                    0.61              38.08            2,132



(Continued)



                                                       Investment Summary     69

TRANSFORMERS STRATEGY PORTFOLIO, SERIES 2018-4Q
(ADVISORS DISCIPLINED TRUST 1898)
PORTFOLIO (CONTINUED) -- AS OF THE TRUST INCEPTION DATE, OCTOBER 22, 2018


                                                                         PERCENTAGE OF         MARKET         COST OF
 NUMBER        TICKER                                                 AGGREGATE OFFERING      VALUE PER      SECURITIES
OF SHARES      SYMBOL             ISSUER(1)                                  PRICE             SHARE(1)      TO TRUST(2)
------------------------------------------------------------------------------------------------------------------------

                         INFORMATION TECHNOLOGY (CONTINUED)

     10       TYL          Tyler Technologies, Inc. (4)                         0.61%           $212.53           $2,125
     40       V            Visa, Inc.                                           1.60             140.08            5,603
     38       WP           Worldpay, Inc. (4)                                   1.03              95.16            3,616
     29       XLNX         Xilinx, Inc.                                         0.61              74.10            2,149
     39       YASKY        Yaskawa Electric Corporation (3)                     0.63              56.67            2,210
     37       ZEN          Zendesk, Inc. (4)                                    0.61              57.82            2,139

                                                                             ---------                         ----------
                                                                              100.00%                           $350,173
                                                                             =========                         ==========


Notes to Portfolio

(1) Securities are represented by contracts to purchase securities. The value of each security is based on the evaluation of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust's inception date. Accounting Standards Codification 820, "Fair Value Measurements" establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

          Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

          Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Certain securities traded on non-U.S. exchanges may be valued using indications of fair value provided by an independent pricing service to reflect any significant market movements between the time the trust values such securities and the earlier closing of such non-U.S. markets. Such fair valuations are categorized as Level 2 in the fair value hierarchy.

          Level 3: Significant unobservable inputs that reflect the trust's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

     The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing those securities.

     Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

     The following table summarizes the trust's investments as of the trust's inception, based on inputs used to value them:

                               LEVEL 1        LEVEL 2        LEVEL 3
          ---------------------------------------------------------------
          Common Stocks       $350,173       $      -       $      -
          ===============================================================

(2)  The cost of the securities to the sponsor and the sponsor's profit or
     (loss) (which is the difference between the cost of the securities to the sponsor and the cost of the securities to the trust) are $350,173 and $0, respectively.

(3)  This is a security issued by a foreign company.

     Common stocks comprise 100.00% of the investments in the trust, broken down by country of organization as set forth below:

     British
     Virgin Islands  0.63%      Cayman Islands  6.83%      Germany         1.25%
     Israel          0.64%      Japan           4.99%      Jersey          1.24%
     Luxembourg      0.64%      Netherlands     1.91%      Switzerland     0.62%
     Taiwan          0.63%      United Kingdom  1.23%      United States  79.39%

(4)  This is a non-income producing security.


70     Investment Summary

----------------------------------------
 UNDERSTANDING YOUR INVESTMENT
----------------------------------------


                                HOW TO BUY UNITS

  You can buy units of a trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM. The public offering price of units includes:

  *  the net asset value per unit plus

  *  organization costs plus

  *  the sales fee.

  The "net asset value per unit" is the value of the securities, cash and other assets in your trust reduced by the liabilities of your trust divided by the total units or your trust outstanding. We often refer to the public offering price of units as the price" or "purchase price." The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after the close of regular trading on the New York Stock Exchange, if authorized financial professionals receive your order after that time or if orders are received by such persons and are not transmitted to us by the time that we designate, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers may charge a transaction or other fee for processing unit purchase orders.

  VALUE OF THE SECURITIES. We determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We generally determine the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides us closing prices from a reporting service approved by us. In some cases we will price a security based on its fair value after considering appropriate factors relevant to the value of the security. We will only do this if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

  We determined the initial prices of the securities shown under each "Portfolio" section in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

  ORGANIZATION COSTS. During the initial offering period, part of the value of the units represents an amount that will pay the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, a portfolio consultant's security selection fee (if any), federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.


                                            Understanding Your Investment     71

The value of your units will decline when your trust pays these costs.

  SALES FEE. The maximum sales fee is shown under "Fees and Expenses" for your trust and is 1.85% of the public offering price per unit at the time of purchase.

  You pay a fee in connection with purchasing units. We refer to this fee as the "transactional sales fee". The transactional sales fee has both an initial and a deferred component. The transactional sales fee equals 1.35% of the public offering price per unit based on a $10 public offering price per unit. The percentage amount of the transactional sales fee is based on the unit price on your trust's inception date. The transactional sales fee equals the difference between the total sales fee and the creation and development fee. As a result, the percentage and dollar amount of the transactional sales fee will vary as the public offering price per unit varies. The transactional sales fee does not include the creation and development fee which is described under "Fees and Expenses" for your trust.

  You pay the initial sales fee, if any, at the time you buy units. The initial sales fee is the difference between the total sales fee percentage (maximum of 1.85% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and the total fixed dollar creation and development fee. The initial sales fee will be 0.00% of the public offering price per unit at a public offering price per unit of $10. If the public offering price per unit exceeds $10, you will be charged an initial sales fee equal to the difference between the total sales fee percentage (maximum of 1.85% of the public offering price per unit) and the sum of the remaining fixed dollar deferred sales fee and total fixed dollar creation and development fee. The deferred sales fee is fixed at $0.135 per unit. Your trust pays the deferred sales fee in equal monthly installments as described under "Fees and Expenses" for your trust. If you redeem or sell your units prior to collection of the total deferred sales fee, you will pay any remaining deferred sales fee upon redemption or sale of your units.

  Since the deferred sales fee and creation and development fee are fixed dollar amounts per unit, your trust must charge these amounts per unit regardless of any decrease in net asset value. As a result, if the public offering price per unit falls to less than $10 (resulting in the maximum sales fee percentage being a dollar amount that is less than the combined fixed dollar amounts of the deferred sales fee and creation and development fee) your initial sales fee will be a credit equal to the amount by which these fixed dollar fees exceed the sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales fee credit is paid by the sponsor and is not paid by the trust.

  If you purchase units after the last deferred sales fee payment has been assessed, the secondary market sales fee is equal to 1.85% of the public offering price and does not include deferred payments (i.e. unitholders who buy in the secondary market after collection of the deferred sales fees are not charged deferred sales fees).

  MINIMUM PURCHASE. The minimum amount you can purchase appears under "Essential Information" for your trust, but such amounts may vary depending on your selling firm.


72     Understanding Your Investment

  REDUCING YOUR SALES FEE. We offer a variety of ways for you to reduce the fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Except as expressly provided herein, you may not combine discounts. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales fee is less than the fixed dollar amounts of the deferred sales fee and the creation and development fee, we will credit you the difference between your total sales fee and these fixed dollar fees at the time you buy units.

  Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts ("Fee Accounts") periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is "Wrap Fee Eligible") then investors may be eligible to purchase units in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor. For example, this table illustrates the sales fee you will pay as a percentage of the initial $10 public offering price per unit (the percentage will vary with the unit price).

  Initial sales fee                0.00%
  Deferred sales fee               0.00%
                                  -------
    Transactional sales fee        0.00%
                                  =======
  Creation and development fee     0.50%
                                  -------
    Total sales fee                0.50%
                                  =======

  This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a trust.

  Employees. We waive the transactional sales fee for purchases made by officers, directors and employees (and immediate family members) of the sponsor and its affiliates. These purchases are not subject to the transactional sales fee but will be subject to the creation and development fee. We also waive a portion of the sales fee for purchases made by officers, directors and employees (and immediate family members) of selling firms. These purchases are made at the public offering price per unit less the applicable regular dealer concession. Immediate family members for the purposes of this section include your spouse, children (including step-children) under the age of 21 living in the same household, and parents (including step-parents). These discounts apply to initial offering period and secondary market purchases. All employee discounts are subject to the policies of the related selling firm, including but not limited to, householding policies or limitations. Only officers, directors and employees (and their immediate family members) of selling firms that


                                            Understanding Your Investment     73
allow such persons to participate in this employee discount program are eligible for the discount.

  Dividend Reinvestment Plan. We do not charge any sales fee when you reinvest distributions from your trust into additional units of your trust. This sales fee discount applies to initial offering period and secondary market purchases. Since the deferred sales fee and the creation and development fee are fixed dollar amounts per unit, your trust must charge these fees per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee or creation and development fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time.

  RETIREMENT ACCOUNTS. Your portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

                             HOW TO SELL YOUR UNITS

  You can sell or redeem your units on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at WWW.AAMLIVE.COM or through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the "liquidation price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction or other fee for processing unit redemption or sale requests.

  SELLING UNITS. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you sell units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

  REDEEMING UNITS. You may also redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open.
The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. You will pay any remaining deferred sales fee at the time you redeem units. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based


74     Understanding Your Investment
on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

  If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take two business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

  You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional's firm). This option is generally available only for securities traded and held in the United States. The trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option upon sixty days notice.

  ROLLOVER OPTION. Your trust's strategy may be a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following the strategy. As part of the strategy, we currently intend to offer a subsequent series of your trust for a rollover when the current trust terminates. When your trust terminates you will have the option to (1) participate in a rollover and have your units reinvested into a subsequent trust series through a cash rollover as described in this section, (2) receive an in-kind distribution of securities or (3) receive a cash distribution.

  If you elect to participate in a rollover, your units will be redeemed on your trust's termination date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series, if available, at the public offering price for the new trust. The trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

  We intend to make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent


                                            Understanding Your Investment     75
trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as current trusts. We cannot guarantee that a rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the trust procedures. We may, in our sole discretion, modify a rollover or stop creating units of any future trust at any time regardless of whether all proceeds of unitholders have been reinvested in a rollover. We may decide not to offer a rollover option upon sixty days notice. Cash which has not been reinvested in a rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Understanding Your Investment-- Taxes".

                                  DISTRIBUTIONS

  DISTRIBUTIONS. Your trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. If your trust is a "grantor trust" for federal tax purposes, the trust will generally only make a distribution if the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement. The record and distribution dates and the tax status are shown under "Essential Information" in the "Investment Summary" section of this prospectus for your trust. In some cases, your trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. Your trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it is structured as a "regulated investment company" for federal tax purposes. The amount of your distributions will vary from time to time as companies change their dividends and other income distributions or trust expenses change.

  When your trust receives dividends and other income distributions from a portfolio security, the trustee credits such payments to the trust's accounts. In an effort to make relatively regular income distributions, if your trust is a "regulated investment company" for tax purposes and makes monthly distributions, your trust's monthly income distribution is equal to one twelfth of the estimated net annual income distributions to be received by your trust after deduction of trust operating expenses. Because a trust does not receive income distributions from the portfolio securities at a constant rate throughout the year, the income distributions to unitholders from such a trust may be more or less than the amount credited to your trust accounts as of the record date. For the purpose of minimizing fluctuation in income distributions, the trustee is authorized to advance such amounts as may be necessary to provide income distributions of approximately equal amounts. The trustee will be reimbursed, without interest, for any such advances from available income received by a trust on the ensuing record date.

  REPORTS. The trustee or your financial professional will make available to you a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can


76     Understanding Your Investment
request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                INVESTMENT RISKS

  All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

  MARKET RISK. Market risk is the risk that the value of the securities in your trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

  SELECTION RISK. Selection risk is the risk that the securities selected for inclusion by your trust or by a fund's management will underperform the markets, relevant indices or the securities selected by other funds with similar investment objectives and investment strategies. This means you may lose money or earn less money than other comparable investments.

  EQUITY SECURITIES. Your trust and/or certain funds held by your trust may invest in securities representing equity ownership of a company. Investments in such securities are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described herein.

  FIXED INCOME SECURITIES. Certain funds held by your trust may invest in fixed income securities and similar securities. Fixed income securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

  DIVIDEND PAYMENT RISK. Dividend payment risk is the risk that an issuer of a security is unwilling or unable to pay income on a security. Stocks represent ownership interests in the issuers and are not obligations of the issuers. Common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

  INDEX CORRELATION RISK. Index correlation risk is the risk that the performance of the NASDAQ Q-50 Index(SM) Portfolio will not sufficiently correspond with the target index. This can happen for reasons such as:

  * the impracticability of owning each of the index components with the exact weightings at a given time,

  * this trust will generally adjust component share weightings in an effort to match the index only when the index itself is rebalanced,

  *  the possibility of index tracking errors,

  * the inability to adequately replicate the weightings of certain index components


                                            Understanding Your Investment     77
     due to round lot trading requirements or practices, especially in certain foreign securities markets,

  *  regulatory restrictions applicable to this trust,

  * the time that elapses between a change in the index and a change in this trust, and

  *  fees and expenses of this trust.

  STRATEGY CORRELATION RISK. Strategy correlation risk is the risk that your trust's performance will not sufficiently correspond with the hypothetical back-tested performance of your trust's investment strategy, if any. This risk applies to your trust if the "Investment Summary" section for your trust in this prospectus includes "Hypothetical Back-tested Performance Information." This can happen for reasons such as:

  * the impracticability of owning each of the strategy stocks with the exact weightings at a given time,

  * strategy performance is based on a calendar year strategy while trusts may be created at various times during the year and generally have 15 month terms,

  *  your trust may not be fully invested at all times, and

  *  trust fees and expenses.

  Hypothetical back-tested performance is not actual past performance of this or any trust. Hypothetical back-tested performance is based on application of a trust's investment strategy as of a particular time.

  CREDIT RISK. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by a fund. This could cause the value of your units to fall and may reduce the level of dividends a fund pays which would reduce your income.

  INTEREST RATE RISK. Interest rate risk is the risk that the value of fixed income securities and similar securities held by a fund will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities in your trust may be subject to a greater risk of rising interest rates than would normally be the case due to the current period of historically low rates.

  CLOSED-END FUNDS. Your portfolio may invest in shares of closed-end investment companies. Closed-end funds are subject to various risks, including but not limited to management's ability to meet the closed-end fund's investment objective including when the underlying securities are redeemed or sold, risks associated with the use of leverage and borrowing and risks associated with shares of the fund trading at a discount or premium to the fund's net asset value. You should understand the section titled "Understanding Your Investment- -Closed-End Funds" before you invest.

  NON-DIVERSIFICATION RISK. Certain funds held by your trust may be classified as "non-diversified". Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

  BUSINESS DEVELOPMENT COMPANY RISK. Certain funds held by your trust may invest in business development companies ("BDCs"). BDCs are closed-end investment companies that have elected


78     Understanding Your Investment
to be treated as business development companies under the Investment Company Act of 1940. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment. BDCs' ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC's assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC's assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged.
In addition to decreasing the value of a BDC's common stock, it could also adversely impact a BDC's ability to make dividend payments. A BDC's credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC's credit facilities and related funding and service agreements may contain various covenants that limit the BDC's discretion in operating its business along with other limitations. Any defaults may restrict the BDC's ability to manage assets securing related assets, which may adversely impact the BDC's liquidity and operations. BDCs may enter into hedging transaction and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs may issue options, warrants, and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company's board of directors and authorization by the company's shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions.

  BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related


                                            Understanding Your Investment     79
parties have material non-public information regarding such assets. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company.
Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel, and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser's liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC's investments.

  BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses, and fees payable to third parties relating to or associated with making investments. If your trust invests in BDCs, then your trust will indirectly bear these expenses. These expenses may fluctuate significantly over time. If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

  INVESTMENT IN OTHER INVESTMENT COMPANIES. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, if/when your trust acquires shares of investment companies shareholders bear both their proportionate share of fees and expenses in your trust and, indirectly, the expenses of the underlying investment companies. Investment companies' expenses are subject to the risk of fluctuation including in response to fluctuation in a fund's assets. Accordingly, a fund's actual expenses may vary from what is indicated at the time of investment by your trust. There are certain regulatory limitations on the ability of your trust to hold other investment companies which may impact the trust's ability to invest certain funds, may impact the weighting of a fund in your trust's portfolio and may impact your trust's ability to issue additional units in the future.

  INVESTMENT PROCESS RISK. Your trust may invest in securities selected by HIMCO. In the event that HIMCO incorrectly assesses an issuer's prospects for growth or if HIMCO's judgment about how other investors will value an issuer's growth is wrong, then the price of an issuer's stock may decrease or not increase to the level anticipated.

  SECTOR CONCENTRATION RISK. Sector concentration risk is the risk that the value of your trust is more susceptible to fluctuations based on factors that impact a particular sector because the exposure to such sectors through the securities held by your trust or through the securities in the funds held by your trust are concentrated within a particular sector. Refer to the "Principal Risks" in the "Investment Summary" section for your trust in this prospectus for sector concentrations.


80     Understanding Your Investment

  Your trust may invest significantly in securities of CONSUMER PRODUCTS AND SERVICES companies. These companies manufacture or sell various consumer products and/or services. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products and services over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

  Your trust may invest significantly in securities issued by companies in the FINANCIALS SECTOR. Any negative impact on this sector will have a greater impact on the value of units than on a portfolio diversified over several sectors. You should understand the risks of this sector before you invest. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage real estate investment trusts ("REITs"). Banks and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks.

  Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

  Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other disasters and the


                                            Understanding Your Investment     81
effects of client mergers. Already extensively regulated, insurance companies' profits may be adversely affected by increased government regulations or tax law changes.

  Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate. Risk associated with real estate investments include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

  The financial services sector was adversely affected by global developments over the last several years stemming from the financial crisis including recessionary conditions, deterioration in the credit markets and recurring concerns over sovereign debt. These events led to considerable write-downs in the values of many assets held by financial services companies and a tightening of credit markets that was marked by a general unwillingness of many entities to extend credit. These factors caused a significant need for many financial services companies to raise capital to meet obligations and to satisfy regulatory and contractual capital requirements. Many well-established financial services companies were forced to seek additional capital through issuances of new preferred or common equity and certain companies were forced to agree to be acquired by other companies (or sell some or all of their assets to other companies). In some cases government assistance, guarantees or direct participation in investments or acquisitions were necessary to facilitate these transactions. In addition, concerns regarding these issues and their potential negative impact to the U.S. and global economies resulted in extreme volatility in securities prices and uncertain market conditions.

  In response to these issues, government authorities in the U.S. and other countries have initiated and may continue to engage in administrative and legislative action, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and resulting rulemaking. These government actions include, but are not limited to, restrictions on investment activities; increased oversight, regulation and involvement in financial services company practices; adjustments to capital requirements; the acquisition of interests in and the extension of credit to private entities; and increased investigation efforts into the actions of companies and individuals in the financial service industry. No one can predict any action that might be taken or the effect any action or inaction will have. It is possible that any actions taken by government authorities will not address or help improve the state of these difficulties as intended. No one can predict the impact that these difficulties will have on the economy, generally or financial services companies. These difficulties and corresponding government action or inaction may have far reaching consequences and your investment may be adversely affected by such developments.


82     Understanding Your Investment

  Your trust may invest significantly in securities of companies in the INFORMATION TECHNOLOGY sector. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

  FOREIGN ISSUER RISK. Your trust and/or certain funds held by your trust may invest in the securities of foreign issuers. An investment in securities of foreign issuers involves certain risks that are different in some respects from an investment in securities of domestic issuers. These include risks associated with future political and economic developments, international trade conditions, foreign withholding taxes, liquidity concerns, currency fluctuations, volatility, restrictions on foreign investments and exchange of securities, potential for expropriation of assets, confiscatory taxation, difficulty in obtaining or enforcing a court judgment, potential inability to collect when a company goes bankrupt and economic, political or social instability. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy for reasons including differences in growth of gross domestic product, rates of inflation, capital reinvestment, resources, self-sufficiency and balance of payments positions There may be less publicly available information about a foreign issuer than is available from a domestic issuer as a result of different accounting, auditing and financial reporting standards. Some foreign markets are less liquid than U.S. markets which could cause securities to be bought at a higher price or sold at a lower price than would be the case in a highly liquid market.

  Brokerage and other transaction costs on foreign exchanges are often higher than in the U.S. and there is generally less governmental supervision of exchanges, brokers and issuers in foreign countries. The increased expense of investing in foreign markets may reduce the amount an investor can earn on its investments and typically results in a higher operating expense ratio than investments in only domestic securities. Custody of certain securities may be maintained by a global custody and clearing institution. Settlement and clearance procedures in certain foreign markets differ significantly from those in the U.S. Foreign settlement and clearance procedures and trade regulations also may involve certain risks (such as delays in payment for or delivery of securities) not typically associated with the settlement of domestic securities. Round lot trading requirements exist in certain foreign securities markets which could cause the proportional composition and diversification of your trust's and/or a fundportfolio to vary when your trust or a fund buys or sells securities.

  CURRENCY RISK. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay income and trade in foreign currencies, the U.S. dollar value of these securities and income will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency


                                            Understanding Your Investment     83
is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. This risk, generally known as "currency risk," means that a strong U.S. dollar will reduce returns for U.S. investors while a weak U.S. dollar will increase those returns.

  DEPOSITARY RECEIPTS RISK. Certain stocks held by your trust and/or the closed-end funds may be held in the form of depositary receipts. Depositary receipts represent receipts for foreign common stock deposited with a custodian (which may include the trustee of your trust). Depositary receipts generally involve the same types of risks as foreign common stock held directly. Some depositary receipts may experience less liquidity than the underlying common stocks traded in their home market. Certain depositary receipts are unsponsored (i.e. issued without the participation or involvement of the issuer of the underlying security). The issuers of unsponsored depositary receipts are not obligated to disclose information that may be considered material in the U.S. Therefore, there may be less information available regarding these issuers and, as a result, there may not be a correlation between certain information impacting a security and the market value of the depositary receipts.

  EMERGING MARKETS. Your trust and/or certain funds held by your trust may invest in certain securities issued by entities located in emerging markets. Emerging markets are generally defined as countries in the initial states of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. All of the risks of investing in foreign securities described above are heightened by investing in emerging markets countries.

  SUPRANATIONAL ENTITIES' SECURITIES. Certain funds held by your trust may invest in obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the World Bank). The government members, or "stockholders," usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and a fund may lose money on such investments.

  SMALL AND MID-SIZE COMPANIES. Your trust and/or certain funds held by your trust may invest in securities issued by small and mid-size companies. The share prices of these companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information. In particular, companies with smaller capitalizations may be less financially secure, depend on a smaller number of key personnel and generally be subject to more unpredictable price changes than larger, more established companies and the markets as a whole. Smaller capitalization and emerging growth companies may be particularly sensitive to changes in interest rates, borrowing costs and earnings.

  BOND QUALITY RISK. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond's rating.

  PREPAYMENT RISK. When interest rates fall, among other factors, the issuer of a security may


84     Understanding Your Investment
prepay their obligations earlier than expected. Such prepayments will result in early distributions to a fund holding such security and such funds may be unable to reinvest such amounts at the yields originally invested which could adversely impact the funds and the trust. Certain bonds held by the funds may include call provisions which expose such funds and your trust to call risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates, in general fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, a fund holding such bond will receive principal but future interest distributions will fall. Such fund might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price paid for the bond and could be below the bond's par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used, and various other events.

  EXTENSION RISK. When interest rates rise, among other factors, issues of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

  MARKET DISCOUNT. Certain funds held by your trust may invest in bonds whose current market values were below the principal value on the purchase date. A primary reason for the market value of such bonds being less than the principal value is that the interest rate of such bonds is at a lower rate than the current market interest rates for comparable bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity.

  PREMIUM BONDS. Certain funds held by the trust may invest in bonds whose current market values were above the principal value on the purchase date. A primary reason for the market value of such bonds being higher than the principal value is that the interest rate of such bonds is at a higher rate than the current market interest rates for comparable bonds. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the principal value becomes payable. Because part of the purchase price is effectively returned not at maturity but through current income payments, early redemption of a premium bond at par or any other amount below the purchase price will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may occur at times when the bonds have a market value that represents a premium over par or, for original issue discount securities, a premium over the accreted value.

  MUNICIPAL BONDS. Certain funds held by your trust may invest in municipal bonds. Municipal bonds are debt obligations issued by states or by political subdivisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior


                                            Understanding Your Investment     85
to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.
Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a fund and would therefore impact the price of both the fund shares and your trust units.

  SOVEREIGN DEBT. Certain funds held by your trust may invest in sovereign debt. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

  U.S. GOVERNMENT OBLIGATIONS RISK. Certain funds held by your trust may invest in obligations of the U.S. Government. Obligations of U.S. Government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. Government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. Government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. Government to purchase an agency's obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. Government would provide financial support to any of these entities if it is not obligated to do so by law.

  U.S. TREASURY OBLIGATIONS. Certain funds held by your trust may invest in U.S. Treasury obligations. U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States. The value of U.S. Treasury obligations will be adversely affected by decreases in bond prices and increases in interest rates.

  HIGH YIELD OR "JUNK" SECURITIES. Certain funds held by your trust may invest in high yield securities or unrated securities. High yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally


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decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments. High yield or "junk" securities, the generic names for securities rated below "BBB" by Standard & Poor's or "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree. The market for high yield securities is smaller and less liquid than that for investment grade securities. High yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

  SENIOR LOANS. Certain funds held by your trust may invest in senior loans and similar transactions. Senior loans are issued by banks, other financial institutions and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. An investment by the funds in senior loans and similar transactions involves risk that the borrowers under such transactions may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on funds investing in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment. Senior loans are generally below investment grade quality and may be unrated at the time of investment; are generally not registered with the SEC or state securities commissions; and are generally not listed on any securities exchange. In addition, the amount of public information available on senior loans is generally less extensive than that available for other types of securities.

  CONVERTIBLE SECURITIES. Certain funds held by your trust may invest in convertible securities. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when that stock price is greater than the convertible security's "conversion price." The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to


                                            Understanding Your Investment     87
be increasingly influenced more by the yield of the convertible security. Thus, it may not decline in price to the same extent as the underlying common stock. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities fall below debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations.

  Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock, as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for a potential loss.

  FLOATING RATE INSTRUMENTS. Certain funds held by your trust may invest in floating rate securities. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing the trust to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

  ASSET-BACKED SECURITIES. Certain funds held by your trust may invest in asset-backed securities ("ABS"). ABS are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans, and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.


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  MORTGAGE-BACKED SECURITIES. Certain funds held by your trust may invest in mortgage-backed securities. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline. This can reduce the funds', and therefore your trust's, returns because the funds may have to reinvest that money at lower prevailing interest rates.

  RESTRICTED SECURITIES. Certain funds held by your trust may invest in securities that may only be resold pursuant to Rule 144A under the Securities Act of 1933. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, a fund may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time the fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the fund might obtain a less favorable price than that which prevailed when it decided to sell.

  LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

  COVERED CALL OPTION STRATEGIES. Certain funds held by your trust may invest using covered call option strategies. You should understand the risks of these strategies before you invest. In employing a covered call strategy, a closed-end fund will generally write (sell) call options on a significant portion of the fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the fund's investment strategy depends on the fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment, or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option's life, the opportunity to profit from increases in the market


                                            Understanding Your Investment     89
value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund, which will be marked-to-market on a daily basis, will be affected by changes in the value and dividend rates of the underlying securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expiration. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

  An option is generally considered "covered" if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as the trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund's portfolio can vary widely over time.

  PREFERRED SECURITIES. Your trust and/or certain funds held by your trust may invest in preferred securities including preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company's assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Most retail-available preferred securities have a $25 par (or "face") value but can also have par values of $50 or $1,000. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

  While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer's option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an


90     Understanding Your Investment
issuer, under certain conditions, to skip ("non-cumulative" preferred securities) or defer ("cumulative" preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

  Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer's after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

  Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company's debt, has priority with respect to the operating company's earnings and profits over the operating company's common shareholders, but is typically subordinated to other classes of the operating company's debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company's senior debt securities due to its subordinated nature.


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  Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company's capital structure but are subordinated to other bonds and debt instruments in a company's capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

  REAL ESTATE RELATED SECURITIES. Your trust and/or certain funds held by the trust may invest in securities providing exposure to real estate investments. Risks associated with the ownership of real estate include, among other factors, changes in general U.S., global and local economic conditions, decline in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements, including relating to liability for environmental hazards, changes in neighborhood values and buyer demand, and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

  REAL ESTATE INVESTMENT TRUSTS. Your trust and/or certain funds held by the trust may invest in securities issued by real estate investment trusts ("REITs"). Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties.
Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share


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market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

  Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

  MLPS. Your trust and/or certain funds held by the trust may invest in master limited partnerships ("MLPs"). MLPs are limited partnership or limited liability companies that are generally taxed as partnership whose interests are generally traded on securities exchanges. An MLP consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Unlike stockholders of a corporation, limited partners do not elect directors annually and generally have the right to vote only on certain significant events, such as mergers, a sale of substantially all of the partnership assets, removal of the general partner or material amendments to the partnership agreement. Limited partners generally have first right to a minimum quarterly distribution prior to distributions to the convertible subordinated unit holders or the general partner (including incentive distributions) and typically have arrearage rights if the minimum quarterly distribution is not met. Most MLPs generally operate in the energy natural resources or real estate sector and are subject to the risks generally applicable to companies in those sectors. Those risks include, but are not limited to, commodity pricing risk, supply and demand risk, depletion risk and exploration risk. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of your trust's investments.

  DERIVATIVES RISK. Certain funds held by your trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and the trust and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions however hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund and your trust. Recent legislation has called for significant increases to the regulation of the derivatives market. Regulatory changes and rulemaking is ongoing and the full impact may not be known for some time. This increased regulation may make


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derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to the imposition of clearing and reporting requirements on transactions that fall within the definition of "swap" and "security-based swap", increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds' use of derivatives is regulated. We cannot predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund's ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

  SWAPS. Certain funds held by your trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk, and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

  FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. Certain funds held by your trust may may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to


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establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

  INDEXED AND INVERSE SECURITIES. Certain funds held by your trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund's investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund's management does not anticipate.

  FUTURES. Certain funds held by your trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are (a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option; (b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser's inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and (e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

  OPTIONS. Certain funds held by your trust may engage in options transactions. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreased or remained the same (in the case of a call option) or increased or remained the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

  REPURCHASE AGREEMENT RISK. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

  SHORT SALES RISK. Certain funds held by your trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase


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in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund's gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

  COMMODITIES. Certain funds held by your trust may have exposure to the commodities market. This exposure could expose such funds and the trust to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

  MONEY MARKET SECURITIES. Certain funds held by your trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund's opportunity to achieve its investment objective.

  LEGISLATION/LITIGATION. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the securities held by your trust or underlying funds. In addition, litigation regarding any of the issuers of the securities or of the industries represented by these issuers may negatively impact the share prices of these securities. No one can predict what impact any pending or threatened litigation will have on the share prices of the securities.

  NO FDIC GUARANTEE. An investment in your trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

                                CLOSED-END FUNDS

  Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

  Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

  Certain of the closed-end funds included in your trust may employ the use of leverage in their portfolios through the issuance of preferred stock. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises. The use of leverage may


96     Understanding Your Investment
cause a closed-end fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet any required asset segregation requirements.

  Certain closed-end funds held by your trust may engage in borrowing. Borrowing may exaggerate changes in the net asset value of a fund's shares and in the return on a fund's portfolio. Borrowing will cost a fund interest expense and other fees. The costs of borrowing may reduce a fund's return. Borrowing may cause a fund to liquidate positions when it may not be advantageous to do so to satisfy its obligations.

  Certain closed-end funds held by your trust may engage in securities lending. Securities lending involves the risk that the borrower may fail to return the securities in a timely manner or at all. As a result, a fund could lose money and there may be a delay in recovering the loaned securities. A fund could also lose money if it does not recover the securities and/or the value of the collateral falls, including the value of investments made with cash collateral. These events could trigger adverse tax consequences for a fund.

  Only the trustee may vote the shares of the closed-end funds held in your trust. The trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your trust may be required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "How the Trust Works--Changing Your Portfolio."

                               HOW THE TRUST WORKS

  YOUR TRUST. Your trust is a unit investment trust registered under the Investment Company Act of 1940. We created your trust under a trust agreement between Advisors Asset Management, Inc. (as depositor/sponsor, evaluator and supervisor) and The Bank of New York Mellon (as trustee). To create your trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit or other consideration to pay for the securities). In exchange, the trustee delivered units of your trust to us.
Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates. At the close of the New York Stock Exchange on your trust's inception date, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your trust will increase or decrease to the extent of any adjustment.

  CHANGING YOUR PORTFOLIO. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. Your trust will generally buy and sell securities:

  *  to pay expenses,

  *  to issue additional units or redeem units,

  * to take actions in response to certain corporate actions and other events impacting portfolio securities,

  *  in limited circumstances to protect the trust,

  *  to make required distributions or avoid imposition of taxes on the trust,

  * for the NASDAQ Q-50 Index(SM) Portfolio only, to invest on an ongoing basis in substantially all of the stocks that comprise the trust's target index and to replicate the composition of the index, or

  *  as permitted by the trust agreement.


                                            Understanding Your Investment     97

  When your trust sells securities, the composition and diversification of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the sponsor may direct the trustee to sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The trustee will distribute any available cash proceeds to unitholders.

  If an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject the offer unless your trust is a "regulated investment company" for tax purposes (see "Essential Information--Tax Structure" in the "Investment Summary" section for your trust in this prospectus). If your trust is a "regulated investment company" for tax purposes and an offer by the issuer of any of the portfolio securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee may either vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security at the direction of the sponsor.

  If any issuance, exchange or substitution of new or exchanged securities or property in exchange for a trust portfolio security occurs (regardless of any action or rejection by a trust), any securities and/or property received will be deposited into the trust and will be promptly sold by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities or property.

  If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. If your trust is a "regulated investment company" for tax purposes, the sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the supervisor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust's inception date. The sponsor may also instruct the trustee to take action necessary to ensure that a portfolio continues to satisfy the qualifications of a "regulated investment company" for tax purposes. Your trust will not participate in rights offerings of closed-end funds, if any.

  Notwithstanding the preceding discussion, the NASDAQ Q-50 Index(SM) Portfolio will consist of as many of the securities in the trust's target index as is feasible on an ongoing basis. This trust seeks to invest in no less than 95% of the securities comprising its target index. It may be impracticable for the trust to own certain of such securities at any time. Adjustments to the NASDAQ Q-50 Index(SM) Portfolio to match the weightings of the securities as closely as is feasible with their weightings in this trust's target index will generally only be made at the time the index itself is rebalanced, however, this trust reserves the right to do so as securities are sold to pay expenses or meet redemptions. Of course, there is no guarantee that this will always be practicable. The excess proceeds from any sale will generally be invested in those securities that are most under-represented in this trust. Changes in the index may occur as a result of merger or acquisition activity. In such cases, the NASDAQ Q-50 Index(SM) Portfolio, as a shareholder of an issuer


98     Understanding Your Investment
which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. This trust is not permitted to accept any such offers until such time as the issuer has been removed from the target index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that this trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented securities. Any securities received as consideration which are not included in the target index will be sold as soon as practicable and will also be reinvested in the most underrepresented securities. If the target index is no longer maintained, we may continue operation of the NASDAQ Q-50 Index(SM) Portfolio using the index as it existed on the last date it was available or we may terminate this trust.

  We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio to the extent practicable. When your trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time your trust buys the securities. When your trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, your trust or the trustee.

  Pursuant to an exemptive order, your trust may be able to purchase securities from other trusts that we sponsor when we create additional units. Your trust may also be able to sell securities to other trusts that we sponsor to satisfy unit redemption, pay deferred sales charges or expenses, in connection with periodic tax compliance or in connection with the termination of your trust. The exemption may enable each trust to eliminate commission costs on these transactions. The price for those securities will be the closing price on the sale date on the exchange where the securities are principally traded as certified by us to the trustee.

  AMENDING THE TRUST AGREEMENT. The sponsor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the sponsor and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

  TERMINATION OF YOUR TRUST. Your trust will terminate on the termination date set forth under "Essential Information" in the "Investment Summary" section of this prospectus for your trust. The trustee may terminate your trust early if the value of the trust is less than 40% of the original value of the securities in your trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. The trustee will liquidate your trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of your trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales charge that you paid.

  You will receive your final distribution within a reasonable time following liquidation of all the


                                            Understanding Your Investment     99
securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

  THE SPONSOR.  The sponsor of your trust is Advisors Asset Management, Inc.
We are a broker-dealer specializing in providing trading and support services to broker-dealers, registered representatives, investment advisers and other financial professionals. Our headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact our unit investment trust division at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of this prospectus. AAM is a registered broker-dealer and investment adviser, a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and a registrant of the Municipal Securities Rulemaking Board
(MSRB). If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust.

  We and your trust have adopted a code of ethics requiring our employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.

  The sponsor or an affiliate may use the list of securities in your trust in its independent capacity (which may include acting as an investment adviser or broker-dealer) and distribute this information to various individuals and entities. The sponsor or an affiliate may recommend or effect transactions in the securities. This may also have an impact on the price your trust pays for the securities and the price received upon unit redemption or trust termination. The sponsor may act as agent or principal in connection with the purchase and sale of securities, including those held by your trust, and may act as a specialist market maker in the securities. The sponsor may also issue reports and make recommendations on the securities in your trust. The sponsor or an affiliate may have participated in a public offering of one or more of the securities in your trust. The sponsor, an affiliate or their employees may have a long or short position in these securities or related securities. An officer, director or employee of the sponsor or an affiliate may be an officer or director for the issuers of the securities.

  THE TRUSTEE. The Bank of New York Mellon is the trustee of your trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

  HOW WE DISTRIBUTE UNITS. We sell units to the public through broker-dealers and other firms. These distribution firms each receive part of the sales fee when they sell units. During the initial offering period, the broker-dealer concession or agency commission for broker-dealers and other firms is 1.25% of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is 65% of the sales fee for secondary market sales. No broker-dealer concession or agency commission is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.


100     Understanding Your Investment

  Broker-dealers and other firms that sell units of certain unit investment trusts for which AAM acts as sponsor are eligible to receive additional compensation for volume sales. The sponsor offers two separate volume concession structures for certain trusts that are referred to as "Volume Concession A" and "Volume Concession B." The trusts offered in this prospectus are Volume Concession A trusts. Broker-dealers and other firms that sell units of any Volume Concession A trust are eligible to receive the additional compensation described below. Such payments will be in addition to the regular concessions paid to firms as set forth in the applicable trust's prospectus.

  The additional concession for sales in a calendar month is based on total initial offering period sales of all Volume Concession A trusts during the 12-month period through the end of the preceding calendar month as set forth in the following table:

       INITIAL OFFERING PERIOD SALES                  VOLUME
          IN PRECEDING 12 MONTHS                    CONCESSION
     ---------------------------------------------------------

     $25,000,000 but less than $100,000,000           0.035%
     $100,000,000 but less than $150,000,000          0.050
     $150,000,000 but less than $250,000,000          0.075
     $250,000,000 but less than $1,000,000,000        0.100
     $1,000,000,000 but less than $5,000,000,000      0.125
     $5,000,000,000 but less than $7,500,000,000      0.150
     $7,500,000,000 or more                           0.175

  We will pay these amounts out of our own assets within a reasonable time following each calendar month.

  The volume concessions will be paid on units of all Volume Concession A trusts sold in the initial offering period, except as described below. For a trust to be eligible for this additional Volume Concession A compensation, the trust's prospectus must include disclosure related to the additional Volume Concession A compensation; a trust is not eligible for additional Volume Concession A compensation if the prospectus for such trust does not include disclosure related to the additional Volume Concession A compensation. In addition, dealer firms will not receive volume concessions on the sale of units which are not subject to a transactional sales charge. However, such sales will be included in determining whether a firm has met the sales level breakpoints for volume concessions subject to the policies of the related selling firm. Secondary market sales of all unit trusts are excluded for purposes of these volume concessions.

  Any sales fee discount is borne by the broker-dealer or selling firm out of the broker-dealer concession or agency commission. We reserve the right to change the amount of compensation paid to selling firms from time to time. Some broker-dealers and other selling firms may limit the compensation they or their representatives receive in connection with unit sales. As a result, certain broker-dealers and other selling firms may waive or refuse payment of all or a portion of the regular concession or agency commission and/or volume concession described above and instruct the sponsor to retain such amounts rather than pay or allow the amounts to such firm.

  We currently may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell units of your trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the


                                           Understanding Your Investment     101
placing of our products on a preferred or recommended product list and access to an intermediary's personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary's representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend our products, including your trust, over other products. These arrangements will not change the price you pay for your units.

  We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

  We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into your trust is shown in the "Notes to Portfolio" section for your trust.

                      TAXES--REGULATED INVESTMENT COMPANIES

  This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust if your trust qualifies as a "regulated investment company" under federal tax laws. The tax structure of your trust is set forth under "Essential Information-Tax Structure" in the "Investment Summary" section for your trust in this prospectus.

  This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

  This federal income tax summary is based in part on the advice of counsel to the sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in your trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

  As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.


102     Understanding Your Investment

  TRUST STATUS. Your trust intends to qualify as a "regulated investment company" under the federal tax laws. If your trust qualifies as a regulated investment company and distributes its income as required by the tax law, your trust generally will not pay federal income taxes. If your trust invests in a partnership, an adverse federal income tax audit of that partnership could result in the trust being required to pay federal income tax or pay a deficiency dividend (without having received additional cash).

  DISTRIBUTIONS. Trust distributions are generally taxable. After the end of each year, you will receive a tax statement that separates your trust's distributions into three categories: ordinary income distributions, capital gain dividends and return of capital. Ordinary income distributions are generally taxed at your ordinary tax rate, however, as further discussed below, certain ordinary income distributions received from your trust may be taxed at the capital gains tax rates. Generally, you will treat all capital gain dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gain dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, your trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. A return of capital, although not initially taxable to you, will result in a reduction in the basis in your units and subsequently result in higher levels of taxable capital gains in the future. In addition, if the non-dividend distribution exceeds your basis in your units, you will have long-term or short-term gain depending upon your holding period. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year. Income from your trust may also be subject to a 3.8 percent "medicare tax." This tax generally applies to your net investment income if your adjusted gross income exceeds certain threshold amounts, which are $250,000 in the case of married couples filing joint returns and $200,000 in the case of single individuals.

  DIVIDENDS RECEIVED DEDUCTION. A corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received from your trust because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on units that are attributable to qualifying dividends received by your trust from certain corporations may be reported by the trust as being eligible for the dividends received deduction.

  SALE OR REDEMPTION OF UNITS. If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units.

  CAPITAL GAINS AND LOSSES AND CERTAIN ORDINARY INCOME DIVIDENDS. If you are an individual, the maximum marginal stated federal tax rate for net capital gain is generally 20% (15% or 0% for


                                           Understanding Your Investment     103
taxpayers with taxable incomes below certain thresholds). Some portion of your capital gain dividends may be subject to higher maximum marginal stated federal income tax rates. Some portion of your capital gain dividends may be attributable to the trust's interest in a master limited partnership which may be subject to a maximum marginal stated federal income tax rate of 28%, rather than the rates set forth above. In addition, capital gain received from assets held for more than one year that is considered "unrecaptured section 1250 gain" (which may be the case, for example, with some capital gains attributable to equity interests in real estate investment trusts that constitute interests in entities treated as real estate investment trusts for federal income tax purposes) is taxed at a maximum stated tax rate of 25%. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, is subject to the 28% tax rate or the 25% tax rate, will be made based on rules prescribed by the United States Treasury. Capital gains may also be subject to the "medicare tax" described above.

  Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

  Ordinary income dividends received by an individual unitholder from a regulated investment company such as your trust are generally taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by your trust itself. Distributions with respect to shares in real estate investment trusts are qualifying dividends only in limited circumstances. Your trust will provide notice to its unitholders of the amount of any distribution which may be taken into account as a dividend which is eligible for the capital gains tax rates.

  IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of trust securities when you redeem units or when your trust terminates. This distribution will be treated as a sale for federal income tax purposes and you will generally recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received. The Internal Revenue Service could however assert that a loss could not be currently deducted.

  ROLLOVERS AND EXCHANGES. If you elect to have your proceeds from your trust rolled over into a future trust, the exchange would generally be considered a sale for federal income tax purposes.

  TREATMENT OF TRUST EXPENSES. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income.
You may not be able to deduct some or all of these expenses.

  FOREIGN TAX CREDIT. If your trust invests in any foreign securities, the tax statement that you


104     Understanding Your Investment
receive may include an item showing foreign taxes your trust paid to other countries. In this case, dividends taxed to you will include your share of the taxes your trust paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

  Investments in Certain Foreign Corporations.   If your trust holds an equity
interest in any "passive foreign investment companies" ("PFICs"), which are generally certain foreign corporations that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, certain rents and royalties or capital gains) or that hold at least 50% of their assets in investments producing such passive income, the trust could be subject to U.S. federal income tax and additional interest charges on gains and certain distributions with respect to those equity interests, even if all the income or gain is timely distributed to its unitholders. Your trust will not be able to pass through to its unitholders any credit or deduction for such taxes. Your trust may be able to make an election that could ameliorate these adverse tax consequences. In this case, your trust would recognize as ordinary income any increase in the value of such PFIC shares, and as ordinary loss any decrease in such value to the extent it did not exceed prior increases included in income. Under this election, your trust might be required to recognize in a year income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax. Dividends paid by PFICs are not treated as qualified dividend income.

  FOREIGN INVESTORS. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from your trust will be characterized as dividends for federal income tax purposes (other than dividends which your trust properly reports as capital gain dividends) and will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below. However, distributions received by a foreign investor from your trust that are properly reported by your trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that your trust makes certain elections and certain other conditions are met. Distributions from your trust that are properly reported by the trust as an interest-related dividend attributable to certain interest income received by the trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the trust makes certain elections and certain other conditions are met. In addition, distributions in respect of units may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury and
(ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity's U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2018. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.


                                           Understanding Your Investment     105

                                    EXPENSES

  Your trust will pay various expenses to conduct its operations. The "Fees and Expenses" section for each trust in this prospectus shows the estimated amount of these expenses.

  The sponsor will receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This "creation and development fee" is a charge of $0.05 per unit. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

  Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor, evaluator and sponsor for providing portfolio supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all of our unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

  Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and the sponsor, legal fees and expenses, expenses incurred in contacting you and any applicable license fee for the use of certain service marks, trademarks and/or trade names. Your trust may pay the costs of updating its registration statement each year. The trustee will generally pay trust expenses from distributions received on the securities but in some cases may sell securities to pay trust expenses.

                                     EXPERTS

  LEGAL MATTERS. Chapman and Cutler LLP acts as counsel for your trust and has given an opinion that the units are validly issued. Dorsey & Whitney LLP acts as counsel for the trustee.

  INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. Grant Thornton LLP, independent registered public accounting firm, audited the statements of financial condition and the portfolios included in this prospectus.

                             ADDITIONAL INFORMATION

  This prospectus does not contain all the information in the registration statement that your trust filed with the Securities and Exchange Commission. The Information Supplement, which was filed with the Securities and Exchange Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about your trust. You can obtain the Information Supplement by contacting us or the Securities and Exchange Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).


106     Understanding Your Investment

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SPONSOR AND UNITHOLDERS
ADVISORS DISCIPLINED TRUST 1898

Opinion on the financial statements

We have audited the accompanying statements of financial condition, including the trust portfolio on pages 4, 5, 9, 10, 14, 15, 19, 20, 21, 25, 26, 27, 30,
31, 35, 36, 37, 43, 44, 52, 53, 54, 55, 61, 62, 63, 67, 68, 69 and 70, of
Advisors Disciplined Trust 1898 (the "Trust") as of October 22, 2018, the initial date of deposit, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Trust as of October 22, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of Advisors Asset Management, Inc., the Sponsor. Our responsibility is to express an opinion on the Trust's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of cash or irrevocable letter of credit deposited for the purchase of securities as shown in the statements of financial condition as of October 22, 2018 by correspondence with The Bank of New York Mellon, Trustee.
We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We have served as the auditor of one or more of the unit investment trusts, sponsored by Advisors Asset Management, Inc. and its predecessor since 2003.

Chicago, Illinois
October 22, 2018


                                           Understanding Your Investment     107

ADVISORS DISCIPLINED TRUST 1898                                                                   BRAND
                                                                            ANGELS           FAVORITES FOCUS          BULLDOG
STATEMENTS OF FINANCIAL CONDITION AS OF OCTOBER 22, 2018                  PORTFOLIO             PORTFOLIO            PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2)  . . . . . . . . .    $  177,121           $  279,744           $  166,462
                                                                           ----------           ----------           ----------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  177,121           $  279,744           $  166,462
                                                                           ==========           ==========           ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3)  . . . . . . . . . . . . . . . . . . . . . .    $      868         $      1,371           $      633
    Deferred sales fee (4)  . . . . . . . . . . . . . . . . . . . . . .         2,391                3,776                2,247
    Creation and development fee (4)  . . . . . . . . . . . . . . . . .           886                1,399                  832
                                                                           ----------           ----------           ----------
                                                                                4,145                6,546                3,712
                                                                           ----------           ----------           ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . .  . . . . . . . . .       177,121              279,744              166,462
    Less: initial sales fee (4)(5) . . . . . . . . .  . . . . . . . . .             -                    -                    -
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5)  . . . . . . .  . . . . . . .         4,145                6,546                3,712
                                                                           ----------           ----------           ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . .      172,976              273,198              162,750
                                                                           ----------           ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . .    $  177,121           $  279,744           $  166,462
                                                                           ==========           ==========           ==========

  Number of units  . . . . . . . . . . . . . . . . .  . . . . . . . . .        17,712               27,974               16,646
                                                                           ==========           ==========           ==========

  Net asset value per unit . . . . . . . . . . . . .  . . . . . . . . .    $    9.766           $    9.766           $    9.777
                                                                           ==========           ==========           ==========





                                                                          COHEN & STEERS
ADVISORS DISCIPLINED TRUST 1898                                         REAL ESTATE INCOME    GLOBAL DIVIDEND           GLOBAL
                                                                             STRATEGY            STRATEGY             TECHNOLOGY
STATEMENTS OF FINANCIAL CONDITION AS OF OCTOBER 22, 2018 (CONTINUED)         PORTFOLIO           PORTFOLIO             PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2)  . . . . . . . . .    $  148,939           $  148,371           $  221,575
                                                                           ----------           ----------           ----------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  148,939           $  148,371           $  221,575
                                                                           ==========           ==========           ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3)  . . . . . . . . . . . . . . . . . . . . . .    $      730           $      564           $    1,086
    Deferred sales fee (4)  . . . . . . . . . . . . . . . . . . . . . .         2,011                2,003                2,991
    Creation and development fee (4)  . . . . . . . . . . . . . . . . .           745                  742                1,108
                                                                           ----------           ----------           ----------
                                                                                3,486                3,309                5,185
                                                                           ----------           ----------           ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . .  . . . . . . . . .       148,939              148,371              221,575
    Less: initial sales fee (4)(5) . . . . . . . . .  . . . . . . . . .             -                    -                    -
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5)  . . . . . . .  . . . . . . .         3,486                3,309                5,185
                                                                           ----------           ----------           ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . .      145,453              145,062              216,390
                                                                           ----------           ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . .    $  148,939           $  148,371           $  221,575
                                                                           ==========           ==========           ==========

  Number of units  . . . . . . . . . . . . . . . . .  . . . . . . . . .        14,894               14,837               22,157
                                                                           ==========           ==========           ==========

  Net asset value per unit . . . . . . . . . . . . .  . . . . . . . . .    $    9.766           $    9.777           $    9.766
                                                                           ==========           ==========           ==========



(Continued)


           See Notes to Statements of Financial Condition on page 110.


108     Understanding Your Investment

                                                                                                                    STRATEGIC
ADVISORS DISCIPLINED TRUST 1898                                        INFLATION SENSITIVE       NASDAQ Q-50      HIGH 50(R)/Q-50
                                                                             DIVIDEND             INDEX(SM)        DIVIDEND AND
STATEMENTS OF FINANCIAL CONDITION AS OF OCTOBER 22, 2018 (CONTINUED)         PORTFOLIO            PORTFOLIO      GROWTH PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2)  . . . . . . . . .    $  148,506           $  170,065           $  148,293
                                                                           ----------           ----------           ----------
    Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  148,506           $  170,065           $  148,293
                                                                           ==========           ==========           ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3)  . . . . . . . . . . . . . . . . . . . . . .    $      728           $      833           $      727
    Deferred sales fee (4)  . . . . . . . . . . . . . . . . . . . . . .         2,005                2,296                2,002
    Creation and development fee (4)  . . . . . . . . . . . . . . . . .           743                  850                  741
                                                                           ----------           ----------           ----------
                                                                                3,476                3,979                3,470
                                                                           ----------           ----------           ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . .  . . . . . . . . .       148,506              170,065              148,293
    Less: initial sales fee (4)(5) . . . . . . . . .  . . . . . . . . .             -                    -                    -
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5)  . . . . . . .  . . . . . . .         3,476                3,979                3,470
                                                                           ----------           ----------           ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . .      145,030              166,086              144,823
                                                                           ----------           ----------           ----------
    Total  . . . . . . . . . . . . . . . . . . . . .  . . . . . . . . .    $  148,506           $  170,065           $  148,293
                                                                           ==========           ==========           ==========

  Number of units  . . . . . . . . . . . . . . . . .  . . . . . . . . .        14,851               17,006               14,829
                                                                           ==========           ==========           ==========

  Net asset value per unit . . . . . . . . . . . . .  . . . . . . . . .    $    9.766           $    9.766           $    9.766
                                                                           ==========           ==========           ==========





ADVISORS DISCIPLINED TRUST 1898                                                  TODD INTERNATIONAL      TRANSFORMERS
                                                                                  INTRINSIC VALUE          STRATEGY
STATEMENTS OF FINANCIAL CONDITION AS OF OCTOBER 22, 2018 (CONTINUED)                 PORTFOLIO             PORTFOLIO
------------------------------------------------------------------------------------------------------------------------

  INVESTMENT IN SECURITIES
  Contracts to purchase underlying securities (1)(2) . . . . . . . . . . . . . .    $  148,565            $  350,173
                                                                                    ----------            ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  148,565            $  350,173
                                                                                    ==========            ==========

  LIABILITIES AND INTEREST OF INVESTORS
  Liabilities:
    Organization costs (3) . . . . . . . . . . . . . . . . . . . . . . . . . . .    $      728            $    1,716
    Deferred sales fee (4) . . . . . . . . . . . . . . . . . . . . . . . . . . .         2,006                 4,727
    Creation and development fee (4) . . . . . . . . . . . . . . . . . . . . . .           743                 1,751
                                                                                    ----------            ----------
                                                                                         3,477                 8,194
                                                                                    ----------            ----------

  Interest of investors:
    Cost to investors (5)  . . . . . . . . . . . . . . . . . . . . . . . . . . .       148,565               350,173
    Less: initial sales fee (4)(5) . . . . . . . . . . . . . . . . . . . . . . .             -                     -
    Less: deferred sales fee, creation and development fee
         and organization costs (3)(4)(5)  . . . . . . . . . . . . . . . . . . .         3,477                 8,194
                                                                                    ----------            ----------
    Net interest of investors  . . . . . . . . . . . . . . . . . . . . . . . . .       145,088               341,979
                                                                                    ----------            ----------
    Total  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  148,565            $  350,173
                                                                                    ==========            ==========

  Number of units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        14,856                35,017
                                                                                    ==========            ==========

  Net asset value per unit . . . . . . . . . . . . . . . . . . . . . . . . . . .    $    9.766            $    9.766
                                                                                    ==========            ==========




           See Notes to Statements of Financial Condition on page 110.



                                           Understanding Your Investment     109

NOTES TO STATEMENTS OF FINANCIAL CONDITION

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the evaluator.

(2) Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds necessary for the purchase of securities in the each trust represented by purchase contracts.

(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trusts. These costs have been estimated at $0.049 per unit for the Angels Portfolio, Brand Favorites Focus Portfolio, Cohen & Steers Real Estate Income Stratgey Portfolio, Global Technology Portfolio, Inflation Sensitive Dividend Portfolio, NASDAQ Q-50 Index(SM) Portfolio, Strategic
     High 50(R)/Q-50 Dividend and Growth Portfolio, Todd International Intrinsic Value Portfolio and Transformers Strategy Portfolio and $0.038 per unit for the Bulldog Portfolio and Global Dividend Strategy Portfolio. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust's inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4) The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the total creation and development fee. The maximum sales fee is 1.85% of the public offering price per unit. The deferred sales fee is equal to $0.135 per unit and the creation and development fee is equal to $0.05 per unit.

(5) The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.










110     Understanding Your Investment

CONTENTS

INVESTMENT SUMMARY
-----------------------------------------------------------------------

A concise description        2     ANGELS PORTFOLIO
of essential information
about the portfolio          6     BRAND FAVORITES FOCUS PORTFOLIO

                            11     BULLDOG PORTFOLIO

                            16     COHEN & STEERS REAL ESTATE
                                   INCOME STRATEGY PORTFOLIO

                            22     GLOBAL DIVIDEND STRATEGY
                                   PORTFOLIO

                            28     GLOBAL TECHNOLOGY PORTFOLIO

                            32     INFLATION SENSITIVE DIVIDEND
                                   PORTFOLIO

                            38     NASDAQ Q-50 INDEX(SM) PORTFOLIO

                            46     STRATEGIC HIGH 50(R)/Q-50
                                   DIVIDEND AND GROWTH PORTFOLIO

                            58     TODD INTERNATIONAL INTRINSIC
                                   VALUE PORTFOLIO

                            64     TRANSFORMERS STRATEGY PORTFOLIO


UNDERSTANDING YOUR INVESTMENT
-----------------------------------------------------------------------

Detailed information to     71     How to Buy Units
help you understand         74     How to Sell Your Units
your investment             76     Distributions
                            77     Investment Risks
                            96     Closed-End Funds
                            97     How the Trust Works
                           102     Taxes--Regulated Investment
                                   Companies
                           106     Expenses
                           106     Experts
                           106     Additional Information
                           107     Report of Independent Registered
                                   Public Accounting Firm
                           108     Statements of Financial Condition


WHERE TO LEARN MORE
-----------------------------------------------------------------------

You can contact us for             VISIT US ON THE INTERNET
free information about             http://www.AAMlive.com
this and other investments,        CALL ADVISORS ASSET
including the Information          MANAGEMENT, INC.
Supplement                         (877) 858-1773
                                   CALL THE BANK OF NEW YORK MELLON
                                   (800) 848-6468


ADDITIONAL INFORMATION
-----------------------------------------------------------------------

This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

  E-MAIL:  publicinfo@sec.gov
  WRITE:   Public Reference Section
           Washington, D.C.  20549
  VISIT:   http://www.sec.gov
           (EDGAR Database)
  CALL:    1-202-551-8090
           (only for information on the operation
           of the Public Reference Section)

REFER TO:
  ADVISORS DISCIPLINED TRUST 1898
  Securities Act file number:  333-226384
  Investment Company Act file number:  811-21056





                                ANGELS PORTFOLIO,
                                 SERIES 2018-4Q

                              BRAND FAVORITES FOCUS
                            PORTFOLIO, SERIES 2018-4Q

                               BULLDOG PORTFOLIO,
                           SERIES 2018-4Q - A CYRUS J.
                         LAWRENCE LLC ("CJL") PORTFOLIO

                           COHEN & STEERS REAL ESTATE
                           INCOME STRATEGY PORTFOLIO,
                                 SERIES 2018-4Q

                            GLOBAL DIVIDEND STRATEGY
                           PORTFOLIO, SERIES 2018-4Q -
                             A HARTFORD INVESTMENT
                               MANAGEMENT COMPANY
                               ("HIMCO") PORTFOLIO

                                GLOBAL TECHNOLOGY
                            PORTFOLIO, SERIES 2018-4Q

                          INFLATION SENSITIVE DIVIDEND
                          PORTFOLIO, SERIES 2018-4Q -
                             A HARTFORD INVESTMENT
                               MANAGEMENT COMPANY
                              ("HIMCO") PORTFOLIO

                              NASDAQ Q-50 INDEX(SM)
                            PORTFOLIO, SERIES 2018-4Q

                            STRATEGIC HIGH 50(R)/Q-50
                         DIVIDEND AND GROWTH PORTFOLIO,
                                 SERIES 2018-4Q

                          TODD INTERNATIONAL INTRINSIC
                         VALUE PORTFOLIO, SERIES 2018-4Q

                        TRANSFORMERS STRATEGY PORTFOLIO,
                                 SERIES 2018-4Q



                                   PROSPECTUS

                                OCTOBER 22, 2018







                                     [LOGO]

                                      AAM

                                    ADVISORS
                                ASSET MANAGEMENT

                           ADVISORS DISCIPLINED TRUST
                        INFORMATION SUPPLEMENT FOR TRUSTS
                 INVESTING IN EQUITY AND/OR PREFERRED SECURITIES
                                 OCTOBER 1, 2018

     This Information Supplement provides additional information concerning Advisors Disciplined Trust unit investment trusts that have prospectuses dated on and after the date set forth above investing in equity and/or preferred securities. This Information Supplement should be read in conjunction with the prospectus for a trust. It is not a prospectus. It does not include all of the information that an investor should consider before investing in a trust. It may not be used to offer or sell units of a trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission for each applicable trust. Investors should obtain and read the prospectus prior to purchasing units of a trust. You can obtain the prospectus without charge at www.aamlive.com or by contacting your financial professional or Advisors Asset Management, Inc. at 18925 Base Camp Road, Suite 203, Monument, Colorado 80132, or at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by calling (877) 858-1773. This Information Supplement is dated as of the date set forth above.


                                    CONTENTS

          General Information                                   2
          Investment Policies                                   2
          Risk Factors                                          5
          Administration of the Trust                          53

GENERAL INFORMATION

     Each trust is one of a series of separate unit investment trusts ("UITs") created under the name Advisors Disciplined Trust and registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Each trust was created as a common law trust on the initial date of deposit set forth in the prospectus for such trust under the laws of the state of New York. Each trust was created under a trust agreement among Advisors Asset Management, Inc. (as sponsor/depositor, evaluator and supervisor) and The Bank of New York Mellon (as trustee).

     When a trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. At the close of the New York Stock Exchange on a trust's initial date of deposit or the first day units are offered to the public, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units, fractional interest of each unit in a trust and any estimated income distributions per unit will increase or decrease to the extent of any adjustment. Additional units of a trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by a trust, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into a trust, provided that such additional deposits will be in amounts which will generally maintain the existing relationship among the shares of the securities in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the approximately same number of shares of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because a trust will pay any associated brokerage fees.

     Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

INVESTMENT POLICIES

     Each trust is a UIT and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

     The sponsor may not alter the portfolio of a trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the applicable trust agreement. Thus, the assets of a trust will generally remain unchanged under normal circumstances. Each trust agreement provides that the sponsor may direct the trustee to sell, liquidate or otherwise dispose of securities in the trust at such price and time and in such manner as shall be determined by the sponsor, provided that the supervisor has determined, if appropriate, that any one or more of the following conditions exist with respect to such securities: (i) that there has been a default in the payment of dividends, interest, principal or other payments, after declared and when due and payable; (ii) that any action or proceeding has been instituted at law or equity seeking to restrain or enjoin the payment of dividends, interest, principal or other payments on securities after declared and when due and payable, or that there exists any legal question or impediment affecting such securities or the payment of dividends, interest, principal or other payments from the same; (iii) that there has occurred any breach of covenant or warranty in any document relating to the issuer of the securities which would adversely affect either immediately or contingently the payment of dividends, interest, principal or other payments on the securities, or the general credit standing of the issuer or otherwise impair the sound investment character of such securities; (iv) that there has been a default in the payment of dividends, interest, principal, income, premium or other similar payments, if any, on any other outstanding obligations of the issuer of such securities; (v) that the price of the security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor, as evidenced in writing to the trustee, the retention of such securities would be detrimental to the trust and to the interest of the unitholders; (vi) that all of the securities in the trust will be sold pursuant to termination of the trust; (vii) that such sale is required due to units tendered for redemption; (viii) that there has been a public tender offer made for a security or a merger or acquisition is announced affecting a security, and that in the opinion of the supervisor the sale or tender of the security is in the best interest of the unitholders; (ix) if the trust is designed to be a grantor trust for tax purposes, that the sale of such securities is required in order to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes; (x) if the trust has elected to be a regulated investment company (a "RIC") for tax purposes, that such sale is necessary or advisable (a) to maintain the qualification of the trust as a RIC or (b) to provide funds to make any distribution for a taxable year in order to avoid imposition of any income or excise taxes on the trust or on undistributed income in the trust; (xi) that as result of the ownership of the security, the trust or its unitholders would be a direct or indirect shareholder of a passive foreign investment company as defined in section 1297(a) of the Internal Revenue Code; or (xii) that such sale is necessary for the trust to comply with such federal and/or state securities laws, regulations and/or regulatory actions and interpretations which may be in effect from time to time. The trustee may also sell securities, designated by the supervisor, from a trust for the purpose of the payment of expenses. In the event a security is sold as a direct result of serious adverse credit factors affecting the issuer of such security and a trust is a RIC for tax purposes, then the sponsor may, if permitted by applicable law, but is not obligated, to direct the reinvestment of the proceeds of the sale of such security in any other securities which meet the criteria necessary for inclusion in such trust on the initial date of deposit.

     If the trustee is notified at any time of any action to be taken or proposed to be taken by holders of the portfolio securities, the trustee will notify the sponsor and will take such action or refrain from taking any action as the sponsor directs and, if the sponsor does not within five business days of the giving of such notice direct the trustee to take or refrain from taking any action, the trustee will take such reasonable action or refrain from taking any action so that the securities are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such securities that are held by owners other than the trust. Notwithstanding the foregoing, in the event that the trustee shall have been notified at any time of any action to be taken or proposed to be taken by holders of shares of any registered investment company, the trustee will thereupon take such reasonable action or refrain from taking any action with respect to the fund shares so that the fund shares are voted as closely as possible in the same manner and the same general proportion, with respect to all issues, as are shares of such fund shares that are held by owners other than the related trust.

     In the event that an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will reject such offer, provided that in the case of a trust that is a RIC for tax purposes, if an offer by the issuer of any of the securities or any other party is made to issue new securities, or to exchange securities, for trust portfolio securities, the trustee will at the direction of the sponsor, vote for or against, or accept or reject, any offer for new or exchanged securities or property in exchange for a trust portfolio security. If any such issuance, exchange or substitution occurs (regardless of any action or rejection by a trust), any securities, cash and/or property received will be deposited into the trust and will be promptly sold, if securities or property, by the trustee pursuant to the sponsor's direction, unless the sponsor advises the trustee to keep such securities, cash or property. The sponsor may rely on the supervisor in so advising the trustee.

     Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of the trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in a prospectus or in a trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited.

     Because certain of the securities in certain of the trusts may from time to time under certain circumstances be sold or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that a trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for a trust under a contract ("Failed Securities"), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such trust.

     The Replacement Securities must be securities as originally selected for deposit in a trust or, in the case of a trust that is a RIC for tax purposes, securities which the sponsor determines to be similar in character as the securities originally selected for deposit in the trust and the purchase of the Replacement Securities may not adversely affect the federal income tax status of the trust. The Replacement Securities must be purchased within thirty days after the deposit of the Failed Security. Whenever a Replacement Security is acquired for a trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than thirty days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. The trustee will not be liable or responsible in any way for depreciation or loss incurred by reason of any purchase made pursuant to, or any failure to make any purchase of Replacement Securities. The sponsor will not be liable for any failure to instruct the trustee to purchase any Replacement Securities, nor shall the trustee or sponsor be liable for errors of judgment in connection with Failed Securities or Replacement Securities.

     If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales charge attributable to such Failed Securities to all unitholders of the related trust and the trustee will distribute the cash attributable to such Failed Securities not more than thirty days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of a trust. In the event that a Replacement Security is not acquired by a trust, the income for such trust may be reduced.

RISK FACTORS

     An investment in units of a trust, and/or shares of other registered investment companies ("funds") held by a trust, if any, may be subject to some or all of the risks described below. In addition, you should carefully review the objective, strategy and risk of the trust as described in the prospectus and consider your ability to assume the risks involved before making an investment in a trust.

     MARKET RISK. You should understand the risks of investing in securities before purchasing units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the securities (and therefore units) will fall. Securities are especially susceptible to general stock market movements. The value of securities often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of units of a trust will fluctuate with the value of the securities in the trust and may be more or less than the price you originally paid for your units. As with any investment, no one can guarantee that the performance of a trust will be positive over any period of time. Because each trust is unmanaged, the trustee will not sell securities in response to market fluctuations as is common in managed investments. In addition, because some trusts hold a relatively small number of securities, you may encounter greater market risk than in a more diversified investment.

     EQUITY SECURITIES. Investments in securities representing equity ownership of a company are exposed to risks associated with the companies issuing the securities, the sectors and geographic locations they are involved in and the markets that such securities are traded on among other risks as described in greater detail below.

     FIXED INCOME SECURITIES. Investments in fixed income and similar securities involve certain unique risks such as credit risk and interest rate risk among other things as described in greater detail below.

     DIVIDENDS. Stocks represent ownership interests in a company and are not obligations of the company. Common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     CREDIT RISK. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security. This could cause the value of an investment to fall and may reduce the level of dividends an investment pays which would reduce income.

     INTEREST RATE RISK. Interest rate risk is the risk that the value of fixed income securities and similar securities will fall if interest rates increase. Bonds and other fixed income securities typically fall in value when interest rates rise and rise in value when interest rates fall. Securities with longer periods before maturity are often more sensitive to interest rate changes.

     LIQUIDITY RISK. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

     INVESTMENT IN OTHER INVESTMENT COMPANIES. As with other investments, investments in other investment companies are subject to market and selection risk. In addition, when a trust acquires shares of investment companies, unitholders bear both their proportionate share of fees and expenses in the trust and, indirectly, the expenses of the underlying investment companies. Investment companies' expenses are subject to the risk of fluctuation including in response to fluctuation in a fund's assets. Accordingly, a fund's actual expenses may vary from what is indicated at the time of investment by a trust. There are certain regulatory limitations on the ability of a trust to hold other investment companies which may impact the trust's ability to invest in certain funds, the weighting of the fund in a trust's portfolio and the trust's ability to issue additional units in the future.

     CLOSED-END FUNDS. Closed-end investment companies ("closed-end funds") are actively managed investment companies registered under the Investment Company Act that invest in various types of securities. Closed-end funds issue shares of common stock that are generally traded on a securities exchange (although some closed-end fund shares are not listed on a securities exchange). Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change. If a trust invests in closed-end funds, you will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the closed-end funds.

     The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Certain closed-end funds employ the use of leverage in their portfolios through the issuance of preferred stock, debt or other borrowings. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

     Closed-end funds' governing documents may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a trust) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a trust at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to a trust since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a trust are repurchased by a fund, the trust's position in that fund will be reduced and the cash will be distributed.

     A trust may be prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, unitholders should expect that a trust holding shares of the fund will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

     BUSINESS DEVELOPMENT COMPANIES. Business development companies ("BDCs") are closed-end investment companies that have elected to be treated as business development companies under the Investment Company Act. BDCs are required to hold at least 70% of their investments in eligible assets which include, among other things, (i) securities of eligible portfolio companies (generally, domestic companies that are not investment companies and that cannot have a class of securities listed on a national securities exchange or have securities that are marginable that are purchased from that company in a private transaction), (ii) securities received by the BDC in connection with its ownership of securities of eligible portfolio companies, or (iii) cash, cash items, government securities, or high quality debt securities maturing one year or less from the time of investment.

     BDCs' ability to grow and their overall financial condition is impacted significantly by their ability to raise capital. In addition to raising capital through the issuance of common stock, BDCs may engage in borrowing. This may involve using revolving credit facilities, the securitization of loans through separate wholly-owned subsidiaries and issuing of debt and preferred securities. BDCs are less restricted than other closed-end funds as to the amount of debt they can have outstanding. Generally, a BDC may not issue any class of senior security representing an indebtedness unless, immediately after such issuance or sale, it will have asset coverage of at least 200%. (Thus, for example, if a BDC has $5 million in assets, it can borrow up to $5 million, which would result in assets of $10 million and debt of $5 million.) These borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, accordingly, the risks associated with investing in BDC securities. While the value of a BDC's assets increases, leveraging would cause the net value per share of BDC common stock to increase more sharply than it would have had such BDC not leveraged. However, if the value of a BDC's assets decreases, leveraging would cause net asset value to decline more sharply than it otherwise would have had such BDC not leveraged. In addition to decreasing the value of a BDC's common stock, it could also adversely impact a BDC's ability to make dividend payments. A BDC's credit rating may change over time which could adversely affect its ability to obtain additional credit and/or increase the cost of such borrowing. Agreements governing a BDC's credit facilities and related funding and service agreements may contain various covenants that limit the BDC's discretion in operating its business along with other limitations. Any defaults may restrict the BDC's ability to manage assets securing related assets, which may adversely impact the BDC's liquidity and operations.

     BDCs compete with other BDCs along with a large number of investment funds, investment banks and other sources of financing to make their investments. Competitors may have lower costs or access to funding sources that cause BDCs to lose prospective investments if they do not match competitors' pricing, terms and structure. As a result of this competition, there is no assurance that a BDC will be able to identify and take advantage of attractive investment opportunities or that they will fully be able to invest available capital.

     BDC investments are frequently not publicly traded and, as a result, there is uncertainty as to the value and liquidity of those investments. BDCs may use independent valuation firms to value their investments and such valuations may be uncertain, be based on estimates and/or differ materially from that which would have been used if a ready market for those investments existed. The value of a BDC could be adversely affected if its determinations regarding the fair value of investments was materially higher than the value realized upon sale of such investments. Due to the relative illiquidity of certain BDC investments, if a BDC is required to liquidate all or a portion of its portfolio quickly, it may realize significantly less than the value at which such investments are recorded. Further restrictions may exist on the ability to liquidate certain assets to the extent that subsidiaries or related parties have material non-public information regarding such assets.

     BDCs may enter into hedging transactions and utilize derivative instruments such as forward contracts, options and swaps. Unanticipated movements and improper correlation of hedging instruments may prevent a BDC from hedging against exposure to risk of loss. BDCs are required to make available significant managerial assistance to their portfolio companies. Significant managerial assistance refers to any arrangement whereby a BDC provides significant guidance and counsel concerning the management, operations, or business objectives and policies of a portfolio company. Examples of such activities include arranging financing, managing relationships with financing sources, recruiting management personnel and evaluating acquisition and divestiture opportunities. BDCs are frequently externally managed by an investment adviser which may also provide this external managerial assistance to portfolio companies. Such investment adviser's liability may be limited under its investment advisory agreement, which may lead such investment adviser to act in a riskier manner than it would were it investing for its own account. Such investment advisers may be entitled to incentive compensation which may cause such adviser to make more speculative and riskier investments than it would if investing for its own account. Such compensation may be due even in the case of declines to the value of a BDC's investments.

     BDCs may issue options, warrants and rights to convert to voting securities to its officers, employees and board members. Any issuance of derivative securities requires the approval of the company's board of directors and authorization by the company's shareholders. A BDC may operate a profit-sharing plan for its employees, subject to certain restrictions. BDCs frequently have high expenses which may include, but are not limited to, the payment of management fees, administration expenses, taxes, interest payable on debt, governmental charges, independent director fees and expenses, valuation expenses and fees payable to third parties relating to or associated with making investments. These expenses may fluctuate significantly over time.

     If a BDC fails to maintain its status as a BDC it may be regulated as a closed-end fund which would subject such BDC to additional regulatory restrictions and significantly decrease its operating flexibility. In addition, such failure could trigger an event of default under certain outstanding indebtedness which could have a material adverse impact on its business.

     EXCHANGE-TRADED FUNDS. Exchange-traded funds ("ETFs") are typically investment companies registered under the Investment Company Act that have obtained exemptive relief from the Securities and Exchange Commission (the "SEC") allowing fund shares to trade on a securities exchange. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of ETFs may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. ETFs are subject to various risks, including management's ability to meet the ETF's investment objective, and to manage the ETF portfolio when the underlying securities are redeemed or sold during periods of market turmoil and as investors' perceptions regarding ETFs or their underlying investments change. A trust and any underlying ETFs have operating expenses. If a trust invests in ETFs, you will bear not only your share of the trust's expenses, but also the expenses of the underlying funds. By investing in the other funds, a trust may incur greater expenses than you would incur if you invested directly in the funds.

     Most ETFs replicate the composition or returns of a securities index. These ETFs face index correlation risk which is the risk that the performance of an ETF will vary from the actual performance of the fund's target index, known as "tracking error." This can happen due to transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some funds use a technique called "representative sampling," which means that the fund invests in a representative sample of securities in its target index rather than all of the index securities. This could increase the risk of tracking error.

     Some ETFs are open-end funds. Open-end funds of this type can be actively-managed or passively-managed investment companies that are registered under the Investment Company Act. These open-end funds have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular open-end funds generally issue redeemable securities that are issued and redeemed at a price based on the fund's current net asset value and are not traded on a securities exchange. Exchange-traded open-end funds, however, issue shares of common stock that are traded on a securities exchange based on negotiated prices rather than the fund's current net asset value. These funds only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the fund's portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying open-end fund ETFs on securities exchanges rather than engaging in transactions in creation units. Shares of exchange-traded open-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of open-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     Some ETFs are UITs. UITs of this type are passively-managed investment companies that are registered under the Investment Company Act. ETFs that are UITs differ significantly from your trust in certain respects, even though the UITs that may be held in the trust's portfolio and the trust itself are registered UITs. UITs that are ETFs have received orders from the SEC exempting them from various provisions of the Investment Company Act. Regular UITs, such as your trust, generally issue redeemable securities that are issued and redeemed at a price based on the UIT's current net asset value and are not traded on a securities exchange. ETFs that are UITs, however, issue units that are traded on a securities exchange based on negotiated prices rather than the UIT's current net asset value. These UITs only issue new shares and redeem outstanding shares in very large blocks, often called "creation units," in exchange for an in-kind distribution of the UIT's portfolio securities. Due to a variety of cost and administrative factors, a trust that invests in ETFs will generally buy and sell shares of its underlying ETFs on securities exchanges rather than engaging in transactions in creation units. Units of exchange-traded UITs frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of UIT units may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

     INVERSE ETFS. Certain ETFs may be "inverse" ETFs. An inverse ETF, sometimes referred to as a "bear ETF" or "short ETF," is a special type of index ETF that is designed to provide investment results that move in the opposite direction of the daily price movement of the index to which it is benchmarked. Put another way, an inverse ETF is designed to go up in value when its benchmark index goes down in value, and go down in value when its benchmark index goes up in value. Inverse ETFs can be used to establish a hedge position within an investment portfolio to attempt to protect its value during market declines. Though inverse ETFs may reduce downside risk and volatility in a down market, they are not suitable for all investors. The value of an inverse investment may tend to increase on a daily basis by the amount of any decrease in the index, but the converse is also true that the value of the investment will also tend to decrease on a daily basis by the amount of any increase in the index.

     Investing in inverse ETFs involves certain risks, which may include increased volatility due to the ETFs' possible use of short sales of securities and derivatives such as options and futures. Inverse ETFs are subject to active trading risks that may increase volatility and impact the ETFs' ability to achieve their investment objectives. The use of leverage by an ETF increases the risk to the ETF. The more an ETF invests in leveraged instruments, the more the leverage will magnify any gains or losses on those investments. Most inverse ETFs "reset" daily, meaning that they are designed to achieve their stated objectives on a daily basis only and not over any longer time period. Due to the effect of compounding, the performance of these ETFs over longer periods of time can differ significantly from the inverse of the performance of the ETF's underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets. Inverse ETFs typically are not suitable for retail investors who plan to hold them for more than one trading session, particularly in volatile markets.

     LEVERAGED ETFS. Certain ETFs may be "leveraged" ETFs. These ETFs seek to match a multiple or multiples of the performance, or the inverse of the performance, of a benchmark index on a given day and not for greater periods of time. This means that the return of a leveraged ETF for a period longer than a single day will be the result of each day's returns compounded over the period and not the point-to-point return of the index over the entire time period. As a result, the use of leverage will very likely cause the performance of such an ETF to be either greater than, or less than, the index performance times the stated multiple in an ETF's investment objective. Investors should recognize that the degree of volatility of the underlying index can have a dramatic effect on an ETF's longer-term performance. The greater the volatility, given a particular index return, the greater the downside deviation will be of the ETF's longer-term performance from a simple multiple of its index's longer-term return. Leveraged ETFs use investment techniques that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indexes, forward contracts, swap agreements and similar instruments. Leveraged ETFs are typically unsuitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

     NON-DIVERSIFICATION RISK. Certain funds held by a trust may be classified as "non-diversified." Such funds may be more exposed to the risks associated with and developments affecting an individual issuer, industry and/or asset class than a fund that invests more widely.

     FOREIGN ISSUERS. An investment in securities of non-U.S. issuers involves certain investment risks that are different in some respects from an investment in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, the possibility that the financial condition of the issuers of the securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of foreign securities), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), there may be less publicly available information than is available from a domestic issuer. In addition, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs in foreign securities markets are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States.

     Securities issued by non-U.S. issuers generally pay income in foreign currencies and principally trade in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various securities.

     There can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to a trust or a fund held by a trust. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of foreign securities and on the ability to liquidate securities. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign securities and correspondingly could affect the price of trust units.

     Investors should be aware that it may not be possible to buy all securities at the same time because of the unavailability of any security, and restrictions applicable to a trust relating to the purchase of a security by reason of the federal securities laws or otherwise.

     Foreign securities generally have not been registered under the Securities Act of 1933, as amended (the "Securities Act") and may not be exempt from the registration requirements of such Act. Sales of non-exempt securities in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these securities will generally be effected only in foreign securities markets. Investors should realize that the securities might be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of securities will be adversely affected if trading markets for the securities are limited or absent.

     EMERGING MARKETS. Compared to more mature markets, some emerging markets may have a low level of regulation, enforcement of regulations and monitoring of investors' activities. Those activities may include practices such as trading on material non-public information. The securities markets of developing countries are not as large as the more established securities markets and have substantially less trading volume, resulting in a lack of liquidity and high price volatility. There may be a high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries as well as a high concentration of investors and financial intermediaries. These factors may adversely affect the timing and pricing of the acquisition or disposal of securities. In certain emerging markets, registrars are not subject to effective government supervision nor are they always independent from issuers. The possibility of fraud, negligence, undue influence being exerted by the issuer or refusal to recognize ownership exists, which, along with other factors, could result in the registration of a shareholding being completely lost. Investors could suffer loss arising from these registration problems. In addition, the legal remedies in emerging markets are often more limited than the remedies available in the United States.

     Practices pertaining to the settlement of securities transactions in emerging markets involve higher risks than those in developed markets, in large part because of the need to use brokers and counterparties who are less well capitalized, and custody and registration of assets in some countries may be unreliable. As a result, brokerage commissions and other fees are generally higher in emerging markets and the procedures and rules governing foreign transactions and custody may involve delays in payment, delivery or recovery of money or investments. Delays in settlement could result in investment opportunities being missed if a trust or a fund held by a trust is unable to acquire or dispose of a security. Certain foreign investments may also be less liquid and more volatile than U.S. investments, which may mean at times that such investments are unable to be sold at desirable prices.

     Political and economic structures in emerging markets often change rapidly, which may cause instability. In adverse social and political circumstances, governments have been involved in policies of expropriation, confiscatory taxation, nationalization, intervention in the securities market and trade settlement, and imposition of foreign investment restrictions and exchange controls, and these could be repeated in the future. In addition to withholding taxes on investment income, some governments in emerging markets may impose different capital gains taxes on foreign investors. Foreign investments may also be subject to the risks of seizure by a foreign government and the imposition of restrictions on the exchange or export of foreign currency. Additionally, some governments exercise substantial influence over the private economic sector and the political and social uncertainties that exist for many developing countries are considerable.

     Another risk common to most developing countries is that the economy is heavily export oriented and, accordingly, is dependent upon international trade. The existence of overburdened infrastructures and obsolete financial systems also presents risks in certain countries, as do environmental problems. Certain economies also depend to a large degree upon exports of primary commodities and, therefore, are vulnerable to changes in commodity prices which, in turn, may be affected by a variety of factors.

     DEPOSITARY RECEIPTS. Certain of the securities in a trust may be in depositary receipt form, including American Depositary Receipts ("ADRs") or Global Depositary Receipts ("GDRs"). Depositary receipts represent stock deposited with a custodian in a depositary. Depositary receipts are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted.

     Depositary receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the depositary receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues depositary receipts generally charges a fee, based on the price of the depositary receipts, upon issuance and cancellation of the depositary receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the depositary receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the depositary receipts market may also exist with respect to certain depositary receipts. In varying degrees, any or all of these factors may affect the value of the depositary receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of depositary receipts may be different than those of holders of the underlying shares, and the market for depositary receipts may be less liquid than that for the underlying shares. Depositary receipts are registered securities pursuant to the Securities Act and may be subject to the reporting requirements of the Securities Exchange Act.

     For the securities that are depositary receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the depositary receipts and consequently the value of the securities. The foreign issuers of securities that are depositary receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in depositary receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

     CURRENCY RISK. A trust that invests in securities of non-U.S. issuers will be subject to currency risk, which is the risk that an increase in the U.S. dollar relative to the non-U.S. currency will reduce returns or portfolio value. Generally, when the U.S. dollar rises in value relative to a non-U.S. currency, a trust's investment in securities denominated in that currency will lose value because its currency is worth fewer U.S. dollars. On the other hand, when the value of the U.S. dollar falls relative to a non-U.S. currency, a trust's investments denominated in that currency will tend to increase in value because that currency is worth more U.S. dollars. The exchange rates between the U.S. dollar and non-U.S. currencies depend upon such factors as supply and demand in the currency exchange markets, international balance of payments, governmental intervention, speculation and other economic and political conditions. A trust may incur conversion costs when it converts its holdings to another currency. Non-U.S. exchange dealers may realize a profit on the difference between the price at which a trust buys and sells currencies. A trust may engage in non-U.S. currency exchange transactions in connection with its portfolio investments. A trust may also be subject to currency risk through investments in ADRs, GDRs and other non-U.S. securities denominated in U.S. dollars.

     FOREIGN GOVERNMENT SECURITIES RISK. The ability of a government issuer, especially in an emerging market country, to make timely and complete payments on its debt obligations will be strongly influenced by the government issuer's balance of payments, including export performance, its access to international credits and investments, fluctuations of interest rates and the extent of its foreign reserves. A country whose exports are concentrated in a few commodities or whose economy depends on certain strategic imports could be vulnerable to fluctuations in international prices of these commodities or imports. If a government issuer cannot generate sufficient earnings from foreign trade to service its external debt, it may need to depend on continuing loans and aid from foreign governments, commercial banks and multinational organizations. There are no bankruptcy proceedings similar to those in the United States by which defaulted government debt may be collected. Additional factors that may influence a government issuer's ability or willingness to service debt include, but are not limited to, a country's cash flow situation, the ability of sufficient foreign exchange on the date a payment is due (where applicable), the relative size of its debt burden to the economy as a whole, and the issuer's policy towards the International Monetary Fund, the International Bank for Reconstruction and Development and other international agencies to which a government debtor may be subject.

     SUPRANATIONAL ENTITIES' SECURITIES. Certain securities are obligations issued by supranational entities such as the International Bank for Reconstruction and Development (the "World Bank"). The government members, or "stockholders," usually make initial capital contributions to supranational entities and in many cases are committed to make additional capital contributions if a supranational entity is unable to repay its borrowings. There is no guarantee that one or more stockholders of a supranational entity will continue to make any necessary additional capital contributions. If such contributions are not made, the entity may be unable to pay interest or repay principal on its debt securities, and an investor in such securities may lose money on such investments.

     SMALL-CAP AND MID-CAP COMPANIES. Smaller company stocks customarily involve more investment risk than larger company stocks. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

     The prices of small or mid-size company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small-cap and mid-cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for a trust which contains these securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

     REAL ESTATE INVESTMENT TRUSTS. Real estate investment trusts ("REITs") may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers.

     Many factors can have an adverse impact on the performance of a REIT, including its cash available for distribution, the credit quality of the REIT or the real estate industry generally. The success of a REIT depends on various factors, including the occupancy and rent levels, appreciation of the underlying property and the ability to raise rents on those properties. Economic recession, overbuilding, tax law changes, higher interest rates or excessive speculation can all negatively impact REITs, their future earnings and share prices. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. Properties owned by a REIT may not be adequately insured against certain losses and may be subject to significant environmental liabilities, including remediation costs. You should also be aware that REITs may not be diversified and are subject to the risks of financing projects. The real estate industry may be cyclical, and, if REIT securities are acquired at or near the top of the cycle, there is increased risk of a decline in value of the REIT securities. At various points in time, demand for certain types of real estate may inflate the value of real estate. This may increase the risk of a substantial decline in the value of such real estate and increase the risk of a decline in the value of the securities. REITs are also subject to defaults by borrowers and the market's perception of the REIT industry generally. Because of their structure, and a current legal requirement that they distribute at least 90% of their taxable income to shareholders annually, REITs require frequent amounts of new funding, through both borrowing money and issuing stock. Thus, REITs historically have frequently issued substantial amounts of new equity shares (or equivalents) to purchase or build new properties. This may adversely affect REIT equity share market prices. Both existing and new share issuances may have an adverse effect on these prices in the future, especially if REITs issue stock when real estate prices are relatively high and stock prices are relatively low.

     Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate.

     MASTER LIMITED PARTNERSHIPS. Master limited partnerships ("MLPs") are limited partnerships or limited liability companies that are generally taxed as partnerships whose interests are traded on securities exchanges. MLP ownership generally consists of a general partner and limited partners. The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution. The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. Most MLPs generally operate in the energy, natural resources or real estate sectors and are subject to the risks generally applicable to companies in those sectors. MLPs are also subject to the risk that authorities could challenge the tax treatment of MLPs for federal income tax purposes which could have a negative impact on the after-tax income available for distribution by the MLPs.

     BOND QUALITY RISK. Bond quality risk is the risk that a bond will fall in value if a rating agency decreases or withdraws the bond's rating.

     PREPAYMENT RISK. When interest rates fall, among other factors, the issuer of a fixed income security may prepay its obligations earlier than expected. Such amounts will result in early distributions to an investor who may be unable to reinvest such amounts at the yields originally invested which could adversely impact the value of your investment. Certain bonds include call provisions which expose such an investor to call risk. Call risk is the risk that the issuer prepays or "calls" a bond before its stated maturity. An issuer might call a bond if interest rates, in general, fall and the bond pays a higher interest rate or if it no longer needs the money for the original purpose. If an issuer calls a bond, the holder of such bond will receive principal but will not receive any future interest distributions on the bond. Such investor might not be able to reinvest this principal at as high a yield. A bond's call price could be less than the price paid for the bond and could be below the bond's par value. Certain bonds may also be subject to extraordinary optional or mandatory redemptions if certain events occur, such as certain changes in tax laws, the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used and various other events.

     EXTENSION RISK. When interest rates rise, among other factors, issuers of a security may pay off obligations more slowly than expected causing the value of such obligations to fall.

     "WHEN ISSUED" AND "DELAYED DELIVERY" BONDS. Certain debt obligations may have been purchased on a "when, as and if issued" or "delayed delivery" basis. The delivery of any such bonds may be delayed or may not occur. Interest on these bonds begins accruing to the benefit of investors on their respective dates of delivery. Investors will be "at risk" with respect to all "when, as and if issued" and "delayed delivery" bonds (i.e., may derive either gain or loss from fluctuations in the values of such bonds) from the date they purchase their investment.

     PREMIUM SECURITIES. Certain securities may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

     MARKET DISCOUNT. Certain fixed income securities may have been acquired at a market discount from par value at maturity. The coupon interest rates on discount securities at the time of purchase are lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced.

     ORIGINAL ISSUE DISCOUNT BONDS. Original issue discount bonds were initially issued at a price below their face (or par) value. These bonds typically pay a lower interest rate than comparable bonds that were issued at or above their par value. In a stable interest rate environment, the market value of these bonds tends to increase more slowly in early years and in greater increments as the bonds approach maturity. The issuers of these bonds may be able to call or redeem a bond before its stated maturity date and at a price less than the bond's par value. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the bonds, is deemed to accrue on a daily basis and the accrued portion is treated as taxable interest income for U.S. federal income tax purposes.

     ZERO COUPON BONDS. Certain bonds may be "zero coupon" bonds. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

     RESTRICTED SECURITIES. Certain securities may only be resold pursuant to Rule 144A under the Securities Act. Such securities may not be readily marketable. Restricted securities may be sold only to purchasers meeting certain eligibility requirements in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration of such securities under the Securities Act is required, an owner may be obligated to pay all or part of the registration expenses and a considerable period may elapse between the time of the decision to sell and the time an owner may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, an owner might obtain a less favorable price than that which prevailed when it decided to sell.

     PREFERRED SECURITY RISKS. Preferred securities include preferred stocks, trust preferred securities, subordinated or junior notes and debentures and other similarly structured securities. Preferred securities combine some of the characteristics of common stocks and bonds. Preferred securities generally pay fixed or adjustable rate income in the form of dividends or interest to investors. Preferred securities generally have preference over common stock in the payment of income and the liquidation of a company's assets. However, preferred securities are typically subordinated to bonds and other debt instruments in a company's capital structure and therefore will be subject to greater credit risk than those debt instruments. Because of their subordinated position in the capital structure of an issuer, the ability to defer dividend or interest payments for extended periods of time without triggering an event of default for the issuer, and certain other features, preferred securities are often treated as equity-like instruments by both issuers and investors, as their quality and value are heavily dependent on the profitability and cash flows of the issuer rather than on any legal claims to specific assets. Preferred securities are often callable at their par value at some point in time after their original issuance date. Income payments on preferred securities are generally stated as a percentage of these par values although certain preferred securities provide for variable or additional participation payments.

     While some preferred securities are issued with a final maturity date, others are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer's option for a specified time without triggering an event of default for the issuer. Preferred securities generally may be subject to provisions that allow an issuer, under certain conditions, to skip ("non-cumulative" preferred securities) or defer ("cumulative" preferred securities) distributions. The issuer of a non-cumulative preferred security does not have an obligation to make up any arrearages to holders of such securities and non-cumulative preferred securities can defer distributions indefinitely. Cumulative preferred securities typically contain provisions that allow an issuer, at its discretion, to defer distributions payments for up to 10 years. If a preferred security is deferring its distribution, investors may be required to recognize income for tax purposes while they are not receiving any income. In certain circumstances, an issuer of preferred securities may redeem the securities during their life. For certain types of preferred securities, a redemption may be triggered by a change in federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security. Preferred security holders generally have no voting rights with respect to the issuing company except in very limited situations, such as if the issuer fails to make income payments for a specified period of time or if a declaration of default occurs and is continuing. Preferred securities may be substantially less liquid than many other securities, such as U.S. government securities or common stock. The federal income tax treatment of preferred securities may not be clear or may be subject to recharacterization by the Internal Revenue Service. Issuers of preferred securities may be in industries that are heavily regulated and that may receive government funding. The value of preferred securities issued by these companies may be affected by changes in government policy, such as increased regulation, ownership restrictions, deregulation or reduced government funding.

     Preferred stocks are a category of preferred securities that are typically considered equity securities and make income payments from an issuer's after-tax profits that are treated as dividends for tax purposes. While they generally provide for specified income payments as a percentage of their par value, these payments generally do not carry the same set of guarantees afforded to bondholders and have higher risks of non-payment or deferral.

     Certain preferred securities may be issued by trusts or other special purpose entities established by operating companies, and are therefore not direct obligations of operating companies. At the time a trust or special purpose entity sells its preferred securities to investors, the trust or special purpose entity generally purchases debt of the operating company with terms comparable to those of the trust or special purpose entity securities. The trust or special purpose entity, as the holder of the operating company's debt, has priority with respect to the operating company's earnings and profits over the operating company's common shareholders, but is typically subordinated to other classes of the operating company's debt. Distribution payments of trust preferred securities generally coincide with interest payments on the underlying obligations. Distributions from trust preferred securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Trust preferred securities generally involve the same risks as traditional preferred stocks but are also subject to unique risks, including risks associated with income payments only being made if payments on the underlying obligations are made. Typically, a trust preferred security will have a rating that is below that of its corresponding operating company's senior debt securities due to its subordinated nature.

     Subordinated or junior notes or debentures are securities that generally have priority to common stock and other preferred securities in a company's capital structure but are subordinated to other bonds and debt instruments in a company's capital structure. As a result, these securities will be subject to greater credit risk than those senior debt instruments and will not receive income payments or return of principal in the event of insolvency until all obligations on senior debt instruments have been made. Distributions from these securities are typically treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction or the lower federal tax rates applicable to qualified dividends. Investments in subordinated or junior notes or debentures also generally involve risks similar to risks of other preferred securities described above.

     HIGH YIELD SECURITIES. "High yield" or "junk" securities, the generic names for securities rated below BBB by Standard & Poor's or below Baa by Moody's (or similar ratings of other rating agencies), are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. These obligations that are considered below "investment grade" and should be considered speculative as such ratings indicate a quality of less than investment grade. High yield securities are generally not listed on a national securities exchange. Trading of high yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high yield securities than it is for investment grade securities. The price at which the securities may be sold to meet redemptions and the value of a trust may be adversely affected if trading markets for the securities are limited or absent.

     An investment in "high yield, high-risk" debt obligations or "junk" obligations may include increased credit risks and the risk that the value of the units will decline, and may decline precipitously, with increases in interest rates. During certain periods there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain high yield securities may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high-risk securities resulting in a higher incidence of defaults among high yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

     Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debt-holders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy.

      Should the issuer of any security default in the payment of principal or interest, the holders of such security may incur additional expenses seeking payment on the defaulted security. Because the amounts (if any) recovered in payment under the defaulted security may not be reflected in the value of a fund held by a trust or units of a trust until actually received, and depending upon when a unitholder purchases or sells his or her units, it is possible that a unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

     High yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

     MUNICIPAL BONDS. Certain municipal bonds are "general obligation bonds" and are general obligations of a governmental entity that are backed by the taxing power of such entity. Other municipal bonds are "revenue bonds" payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds, both within a particular classification and between classifications, depending on numerous factors.

     Certain municipal bonds may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be insured by the Federal Housing Administration or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under provisions of the Internal Revenue Code, which include certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from federal income tax under existing laws and regulations.

     Certain municipal bonds may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third-party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party pay or programs.

     Certain municipal bonds may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain bonds to make payments of principal and/or interest on such bonds.

     Certain municipal bonds may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

     Certain municipal bonds may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

     Certain municipal bonds may be obligations that are secured by lease payments of a governmental entity ("lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

     Certain municipal bonds may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of declining student enrollment, possible inability to raise tuitions and fees sufficiently to cover operating costs, the uncertainty of continued receipt of federal grants and state funding and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

     Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

     Certain municipal bonds may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project; technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. No one can predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

     Certain municipal bonds may have been acquired at a market discount from par value at maturity. A "tax-exempt" municipal bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates.

     Certain municipal bonds may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called bonds are used to pay for unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities; technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

     CONVERTIBLE SECURITIES. Convertible securities are generally debt obligations or preferred stock of a company that are convertible into another security of the company, typically common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible fixed-income securities of similar credit quality because of the potential for capital appreciation. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. However, a convertible security's market value also tends to reflect the market price of the common stock of the issuing company, particularly when the stock price is greater than the convertible security's conversion price. The conversion price is defined as the predetermined price or exchange ratio at which the convertible security can be converted or exchanged for the underlying common stock. As the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced more by the yield of the convertible security than by the market price of the underlying common stock. Thus, it may not decline in price to the same extent as the underlying common stock, and convertible securities generally have less potential for gain or loss than common stocks. However, mandatory convertible securities (as discussed below) generally do not limit the potential for loss to the same extent as securities convertible at the option of the holder. In the event of a liquidation of the issuing company, holders of convertible securities would be paid before that company's common stockholders. Consequently, an issuer's convertible securities generally entail less risk than its common stock. However, convertible securities generally fall below other debt obligations of the same issuer in order of preference or priority in the event of a liquidation and are typically unrated or rated lower than such debt obligations. In addition, contingent payment, convertible securities allow the issuer to claim deductions based on its nonconvertible cost of debt, which generally will result in deduction in excess of the actual cash payments made on the securities (and accordingly, holders will recognize income in amounts in excess of the cash payments received).

     Mandatory convertible securities are distinguished as a subset of convertible securities because the conversion is not optional and the conversion price at maturity is based solely upon the market price of the underlying common stock, which may be significantly less than par or the price (above or below par) paid. For these reasons, the risks associated with investing in mandatory convertible securities most closely resemble the risks inherent in common stocks. Mandatory convertible securities customarily pay a higher coupon yield to compensate for the potential risk of additional price volatility and loss upon conversion. Because the market price of a mandatory convertible security increasingly corresponds to the market price of its underlying common stock as the convertible security approaches its conversion date, there can be no assurance that the higher coupon will compensate for the potential loss.

     SENIOR LOANS. Senior loans may be issued by banks, other financial institutions, and other investors to corporations, partnerships, limited liability companies and other entities to finance leveraged buyouts, recapitalizations, mergers, acquisitions, stock repurchases, debt refinancings and, to a lesser extent, for general operating and other purposes. Senior loans generally are of below investment grade credit quality and may be unrated at the time of investment. They generally are not registered with the SEC or any state securities commission and generally are not listed on any securities exchange.

     An investment in senior loans involves risk that the borrowers under senior loans may default on their obligations to pay principal or interest when due. Although senior loans may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower's obligation in the event of non-payment or that such collateral could be readily liquidated. Senior loans are typically structured as floating rate instruments in which the interest rate payable on the obligation fluctuates with interest rate changes. As a result, the yield on an investment in senior loans will generally decline in a falling interest rate environment and increase in a rising interest rate environment.

     The amount of public information available on senior loans generally will be less extensive than that available for other types of assets. No reliable, active trading market currently exists for many senior loans, although a secondary market for certain senior loans does exist. Senior loans are thus relatively illiquid. If a fund held by a trust invests in senior loans, liquidity of a senior loan refers to the ability of the fund to sell the investment in a timely manner at a price approximately equal to its value on the fund's books. The illiquidity of senior loans may impair a fund's ability to realize the full value of its assets in the event of a voluntary or involuntary liquidation of such assets. Because of the lack of an active trading market, illiquid securities are also difficult to value and prices provided by external pricing services may not reflect the true value of the securities. However, many senior loans are of a large principal amount and are held by financial institutions. To the extent that a secondary market does exist for certain senior loans, the market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. The market for senior loans could be disrupted in the event of an economic downturn or a substantial increase or decrease in interest rates. This could result in increased volatility in the market and in a trust's net asset value.

     If legislation or state or federal regulators impose additional requirements or restrictions on the ability of financial institutions to make loans that are considered highly leveraged transactions, the availability of senior loans for investment may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default. If legislation or federal or state regulators require financial institutions to dispose of senior loans that are considered highly leveraged transactions or subject such senior loans to increased regulatory scrutiny, financial institutions may determine to sell such senior loans. Such sales could result in depressed prices. The price for the senior loan may be adversely affected if sold at a time when a financial institution is engaging in such a sale.

     Some senior loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the senior loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders. Such court action could under certain circumstances include invalidation of senior loans. Any lender, which could include a fund held by a trust, is subject to the risk that a court could find the lender liable for damages in a claim by a borrower arising under the common laws of tort or contracts or anti-fraud provisions of certain securities laws for actions taken or omitted to be taken by the lenders under the relevant terms of a loan agreement or in connection with actions with respect to the collateral underlying the senior loan.

     FLOATING RATE INSTRUMENTS. A floating rate security is an instrument in which the interest rate payable on the obligation fluctuates on a periodic basis based upon changes in a benchmark, often related to interest rates. As a result, the yield on such a security will generally decline with negative changes to the benchmark, causing an investor to experience a reduction in the income it receives from such securities. A sudden and significant increase in the applicable benchmark may increase the risk of payment defaults and cause a decline in the value of the security.

     ASSET-BACKED SECURITIES. Asset-backed securities ("ABS") are securities backed by pools of loans or other receivables. ABS are created from many types of assets, including auto loans, credit card receivables, home equity loans and student loans. ABS are issued through special purpose vehicles that are bankruptcy remote from the issuer of the collateral. The credit quality of an ABS transaction depends on the performance of the underlying assets. To protect ABS investors from the possibility that some borrowers could miss payments or even default on their loans, ABS include various forms of credit enhancement. Some ABS, particularly home equity loan transactions, are subject to interest rate risk and prepayment risk. A change in interest rates can affect the pace of payments on the underlying loans, which in turn, affects total return on the securities. ABS also carry credit or default risk. If many borrowers on the underlying loans default, losses could exceed the credit enhancement level and result in losses to investors in an ABS transaction. Finally, ABS have structure risk due to a unique characteristic known as early amortization, or early payout, risk. Built into the structure of most ABS are triggers for early payout, designed to protect investors from losses. These triggers are unique to each transaction and can include: a big rise in defaults on the underlying loans, a sharp drop in the credit enhancement level, or even the bankruptcy of the originator. Once early amortization begins, all incoming loan payments (after expenses are paid) are used to pay investors as quickly as possible based upon a predetermined priority of payment.

     MORTGAGE-BACKED SECURITIES. Mortgage-backed securities are a type of ABS representing direct or indirect participations in, or are secured by and payable from, mortgage loans secured by real property and can include single- and multi-class pass-through securities and collateralized mortgage obligations. Mortgage-backed securities are based on different types of mortgages, including those on commercial real estate or residential properties. These securities often have stated maturities of up to thirty years when they are issued, depending upon the length of the mortgages underlying the securities. In practice, however, unscheduled or early payments of principal and interest on the underlying mortgages may make the securities' effective maturity shorter than this. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. In addition, mortgage-backed securities are subject to prepayment risk, the risk that borrowers may pay off their mortgages sooner than expected, particularly when interest rates decline.

     SOVEREIGN DEBT. Sovereign debt instruments are subject to the risk that a governmental entity may delay or refuse to pay interest or repay principal on its sovereign debt, due, for example, to cash flow problems, insufficient foreign currency reserves, political considerations, the relative size of the governmental entity's debt position in relation to the economy or the failure to put in place required economic reforms. If a governmental entity defaults, it may ask for more time in which to pay or for further loans. There is no legal process for collecting sovereign debt that a government does not pay nor are there bankruptcy proceedings through which all or part of the sovereign debt that a governmental entity has not repaid may be collected.

     U.S. GOVERNMENT OBLIGATIONS RISK. Obligations of U.S. government agencies, authorities, instrumentalities and sponsored enterprises have historically involved little risk of loss of principal if held to maturity. However, not all U.S. government securities are backed by the full faith and credit of the United States. Obligations of certain agencies, authorities, instrumentalities and sponsored enterprises of the U.S. government are backed by the full faith and credit of the United States (e.g., the Government National Mortgage Association); other obligations are backed by the right of the issuer to borrow from the U.S. Treasury (e.g., the Federal Home Loan Banks) and others are supported by the discretionary authority of the U.S. government to purchase an agency's obligations. Still others are backed only by the credit of the agency, authority, instrumentality or sponsored enterprise issuing the obligation. No assurance can be given that the U.S. government would provide financial support to any of these entities if it is not obligated to do so by law.

     MONEY MARKET SECURITIES. Certain funds held by a trust may invest in money market securities. If market conditions improve while a fund has temporarily invested some or all of its assets in high quality money market securities, this strategy could result in reducing the potential gain from the market upswing, thus reducing a fund's opportunity to achieve its investment objective.

     DERIVATIVES RISK. Certain funds held by a trust may engage in transactions in derivatives. Derivatives are subject to counterparty risk which is the risk that the other party in a transaction may be unable or unwilling to meet obligations when due. Use of derivatives may increase volatility of a fund and reduce returns. Fluctuations in the value of derivatives may not correspond with fluctuations of underlying exposures. Unanticipated market movements could result in significant losses on derivative positions including greater losses than amounts originally invested and potentially unlimited losses in the case of certain derivatives. There are no assurances that there will be a secondary market available in any derivative position which could result in illiquidity and the inability of a fund to liquidate or terminate positions as valued. Valuation of derivative positions may be difficult and increase during times of market turmoil. Certain derivatives may be used as a hedge against other securities positions, however, hedging can be subject to the risk of imperfect alignment and there are no assurances that a hedge will be achieved as intended which can pose significant loss to a fund. The derivatives market is subject to the risk of changing or increased regulation which may make derivatives more costly, limit the availability of derivatives or otherwise adversely affect the value or performance of derivatives. Examples of increased regulation include, but are not limited to, the imposition of clearing and reporting requirements on transactions that fall within the definition of "swap" and "security-based swap," increased recordkeeping and reporting requirements, changing definitional and registration requirements, and changes to the way that funds' use of derivatives is regulated. No one can predict the effects of any new governmental regulation that may be implemented on the ability of a fund to use any financial derivative product, and there can be no assurance that any new governmental regulation will not adversely affect a fund's ability to achieve its investment objective. The federal income tax treatment of a derivative may not be as favorable as a direct investment in the asset that a derivative provides exposure to, which may adversely impact the timing, character and amount of income a fund realizes from its investment. The tax treatment of certain derivatives is unsettled and may be subject to future legislation, regulation or administrative pronouncements.

     OPTIONS. A trust may hold a fund or funds that write (sell) or purchase options as part of its investment strategy. In addition to general risks associated with derivatives described above, options are considered speculative. When a fund purchases an option, it may lose the premium paid for it if the price of the underlying security or other assets decreases or remains the same (in the case of a call option) or increases or remains the same (in the case of a put option). If a put or call option purchased by a fund were permitted to expire without being sold or exercised, its premium would represent a loss to a fund. To the extent that a fund writes or sells an option, if the decline or increase in the underlying asset is significantly below or above the exercise price of the written option, a fund could experience substantial and potentially unlimited losses.

     There can be no assurance that a liquid market for the options will exist when a fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange may include the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening transactions or closing transactions or both;
(iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen of an exchange or The Options Clearing Corporation ("OCC") may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. However, outstanding options on that exchange that had been issued by the OCC as a result of trades on that exchange would continue to be exercisable in accordance with their terms. A fund's ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations. If a fund were unable to close out a covered call option that it had written
(sold) on a security, it would not be able to sell the underlying security unless the option expired without exercise.

     The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. Additionally, the exercise price of an option may be adjusted downward before the option's expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. In certain circumstances, a reduction in the exercise price of an option could reduce a fund's capital appreciation potential on the underlying security.

     To the extent that a fund purchases options pursuant to a hedging strategy, the fund will be subject to the following additional risks. If a put or call option purchased by a fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the fund will lose its entire investment in the option. Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, a fund might be unable to exercise an option it had purchased. If a fund were unable to close out an option that it had purchased on a security, it would have to exercise the option in order to realize any profit or the option may expire worthless.

     The writing (selling) and purchase of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The successful use of options depends in part on the ability of a fund's adviser to predict future price fluctuations and, for hedging transactions, the degree of correlation between the options and securities or currency markets.

     If a fund employs a covered call strategy, a fund will generally write
(sell) call options on a significant portion of the fund's managed assets. These call options will give the option holder the right, but not the obligation, to purchase a security from the fund at the strike price on or prior to the option's expiration date. The ability to successfully implement the fund's investment strategy depends on the fund adviser's ability to predict pertinent market movements, which cannot be assured. Thus, the use of options may require a fund to sell portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the fund can realize on an investment or may cause the fund to hold a security that it might otherwise sell. The writer (seller) of an option has no control over the time when it may be required to fulfill its obligation as a writer (seller) of the option. Once an option writer (seller) has received an exercise notice, it cannot effect a closing purchase transaction in order to terminate its obligation under the option and must deliver the underlying security at the exercise price. As the writer (seller) of a covered call option, a fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security underlying the call option above the sum of the premium and the strike price of the call option, but has retained the risk of loss should the price of the underlying security decline. The value of the options written (sold) by a fund will be affected by changes in the value and dividend rates of the underlying equity securities, an increase in interest rates, changes in the actual or perceived volatility of securities markets and the underlying securities and the remaining time to the options' expirations. The value of the options may also be adversely affected if the market for the options becomes less liquid or smaller.

     An option is generally considered "covered" if a fund owns the security underlying the call option or has an absolute and immediate right to acquire that security without additional cash consideration (or, if required, liquid cash or other assets are segregated by the fund) upon conversion or exchange of other securities held by the fund. In certain cases, a call option may also be considered covered if a fund holds a call option on the same security as the call option written (sold) provided that certain conditions are met. By writing (selling) covered call options, a fund generally seeks to generate income, in the form of the premiums received for writing (selling) the call options. Investment income paid by a fund to its shareholders (such as a trust) may be derived primarily from the premiums it receives from writing (selling) call options and, to a lesser extent, from the dividends and interest it receives from the equity securities or other investments held in the fund's portfolio and short-term gains thereon. Premiums from writing (selling) call options and dividends and interest payments made by the securities in a fund's portfolio can vary widely over time.

     SWAPS. Certain funds held by a trust may invest in swaps. In addition to general risks associated with derivatives described above, swap agreements involve the risk that the party with whom a fund has entered into the swap will default on its obligation to pay a fund and the risk that a fund will not be able to meet its obligations to pay the other party to the agreement. Swaps entered into by a fund may include, but are not limited to, interest rate swaps, total return swaps and/or credit default swaps. In an interest rate swap transaction, two parties exchange rights to receive interest payments, such as exchanging the right to receive floating rate payments based on a reference interest rate for the right to receive fixed rate payments. In addition to the general risks associated with derivatives and swaps described above, interest rate swaps are subject to interest rate risk and credit risk. In a total return swap transaction, one party agrees to pay another party an amount equal to the total return on a reference asset during a specified period of time in return for periodic payments based on a fixed or variable interest rate or on the total return from a different reference asset. In addition to the general risks associated with derivatives and swaps described above, total return swaps could result in losses if the reference asset does not perform as anticipated and these swaps can have the potential for unlimited losses. In a credit default swap transaction, one party makes one or more payments over the term of the contract to the counterparty, provided that no event of default with respect to a specific obligation or issuer has occurred. In return, upon any event of default, such party would receive from the counterparty a payment equal to the par (or other agreed-upon) value of such specified obligation. In addition to general risks associated with derivatives and swaps described above, credit default swaps involve special risks because they are difficult to value, are highly susceptible to liquidity and credit risk and generally pay a return to the party that has paid the premium only in the event of an actual default by the issuer of the underlying obligation (as opposed to a credit downgrade or other indication of financial difficulty).

     FORWARD FOREIGN CURRENCY EXCHANGE CONTRACTS. Certain funds held by a trust may engage in forward foreign currency exchange transactions. Forward foreign exchange transactions are contracts to purchase or sell a specified amount of a specified currency or multinational currency unit at a price and future date set at the time of the contract. Forward foreign currency exchange contracts do not eliminate fluctuations in the value of non-U.S. securities but rather allow a fund to establish a fixed rate of exchange for a future point in time. This strategy can have the effect of reducing returns and minimizing opportunities for gain.

     INDEXED AND INVERSE SECURITIES. Certain funds held by a trust may invest in indexed and inverse securities. In addition to general risks associated with derivatives described above, indexed and inverse securities are subject to risk with respect to the value of the particular index. These securities are subject to leverage risk and correlation risk. Certain indexed and inverse securities have greater sensitivity to changes in interest rates or index levels than other securities, and a fund's investment in such instruments may decline significantly in value if interest rates or index levels move in a way a fund's management does not anticipate.

     FUTURES. Certain funds held by a trust may engage in futures transactions. In addition to general risks associated with derivatives described above, the primary risks associated with the use of futures contracts and options are
(a) the imperfect correlation between the change in market value of the instruments held by a fund and the price of the futures contract or option;
(b) possible lack of a liquid secondary market for a futures contract and the resulting inability to close a futures contract when desired; (c) losses caused by unanticipated market movements, which are potentially unlimited; (d) the investment adviser's inability to predict correctly the direction of securities prices, interest rates, currency exchange rates and other economic factors; and
(e) the possibility that the counterparty will default in the performance of its obligations. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions.

      REPURCHASE AGREEMENT RISK. A repurchase agreement is a form of short-term borrowing where a dealer sells securities to investors (usually on an overnight basis) and buys them back the following day. If the other party to a repurchase agreement defaults on its obligation under such agreement, a fund held by a trust may suffer delays and incur costs or lose money in exercising its rights under the agreement. If the seller fails to repurchase the security under a repurchase agreement and the market value of such security declines, such fund may lose money.

     SHORT SALES RISK. Certain funds held by a trust may engage in short sales. Because making short sales in securities that it does not own exposes a fund to the risks associated with those securities, such short sales involve speculative exposure risk. A fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which such fund replaces the security sold short. A fund will realize a gain if the security declines in price between those dates. As a result, if a fund makes short sales in securities that increase in value, it will likely underperform similar funds that do not make short sales in securities they do not own. There can be no assurance that a fund will be able to close out a short sale position at any particular time or at an acceptable price. Although a fund's gain is limited to the amount at which it sold a security short, its potential loss is limited only by the maximum attainable price of the security, less the price at which the security was sold. Short sale transactions involve leverage because they can provide investment exposure in an amount exceeding the initial investment. A fund may also pay transaction costs and borrowing fees in connection with short sales.

     COMMODITIES. Certain funds held by a trust may have exposure to the commodities market. This exposure could expose such funds and to greater volatility than investment in other securities. The value of investments providing commodity exposure may be affected by changes in overall market movements, commodity index volatility, changes in interest rates, or factors affecting a particular industry or commodity, such as drought, floods, weather, embargoes, tariffs and international economic, political and regulatory developments.

     CONCENTRATION RISK. Concentration risk is the risk that the value of a trust may be more susceptible to fluctuations based on factors that impact a particular sector because the trust provides exposure to investments concentrated within a particular sector or sectors.

     COMMUNICATION SERVICES SECTOR. General risks of communication services companies include rapidly changing technology, rapid product obsolescence, loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communication companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. Media and entertainment companies are subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content. Certain of these companies may be particularly susceptible to cybersecurity threats, which could have an adverse effect on their business. Companies in this sector are subject to fierce competition for market share from existing competitors and new market entrants. Such competitive pressures are intense and communication stocks can experience extreme volatility.

     Companies in the communication sector may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. Technological innovations may also make the existing products and services of communication companies obsolete. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult.

     CONSUMER DISCRETIONARY AND CONSUMER STAPLES SECTORS. The profitability of companies that manufacture or sell consumer products or provide consumer services will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for technological investments. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Many retailers are involved in entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

     ENERGY SECTOR. Energy companies may include but are not limited to companies involved in: production, generation, transmission, marketing, control, or measurement of energy; the provision of component parts or services to companies engaged in the above activities; energy research or experimentation; and environmental activities related to the solution of energy problems, such as energy conservation and pollution control.

     The securities of companies in the energy field are subject to changes in value and dividend yield which depend, to a large extent, on the price and supply of energy fuels. Swift price and supply fluctuations may be caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other regulatory policies of various governments. As a result of the foregoing, the securities issued by energy companies may be subject to rapid price volatility.

     Any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy sector or the environment could have a negative impact on the energy sector. Each of the problems referred to could adversely affect the financial stability of the issuers of any energy sector securities.

     FINANCIALS SECTOR. Companies in the financials sector may include banks and their holding companies, finance companies, investment managers, broker-dealers, insurance and reinsurance companies and mortgage REITs. Banks and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans and competition from new entrants in their fields of business. In addition, banks and their holding companies are extensively regulated at both the federal and state level and may be adversely affected by increased regulations. Banks face increased competition from nontraditional lending sources as regulatory changes permit new entrants to offer various financial products. Technological advances allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data. Banks are already facing tremendous pressure from mutual funds, brokerage firms and other providers in the competition to furnish services that were traditionally offered by banks.

     Companies engaged in investment management and broker-dealer activities are subject to volatility in their earnings and share prices that often exceeds the volatility of the equity market in general. Adverse changes in the direction of the stock market, investor confidence, equity transaction volume, the level and direction of interest rates and the outlook of emerging markets could adversely affect the financial stability, as well as the stock prices, of these companies. Additionally, competitive pressures, including increased competition with new and existing competitors, the ongoing commoditization of traditional businesses and the need for increased capital expenditures on new technology could adversely impact the profit margins of companies in the investment management and brokerage industries. Companies involved in investment management and broker-dealer activities are also subject to extensive regulation by government agencies and self-regulatory organizations, and changes in laws, regulations or rules, or in the interpretation of such laws, regulations and rules could adversely affect the stock prices of such companies.

     Companies involved in the insurance, reinsurance and risk management industry underwrite, sell or distribute property, casualty and business insurance. Many factors affect insurance, reinsurance and risk management company profits, including but not limited to interest rate movements, the imposition of premium rate caps, a misapprehension of the risks involved in given underwritings, competition and pressure to compete globally, weather catastrophes or other natural or man-made disasters and the effects of client mergers. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressure to compete globally.

     In addition to the normal risks of business, companies involved in the insurance and risk management industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: the inherent uncertainty in the process of establishing property-liability loss reserves, and the fact that ultimate losses could materially exceed established loss reserves, which could have a material adverse effect on results of operations and financial condition; the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophic losses, which could have a material adverse impact on their financial conditions, results of operations and cash flow; the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claim settlement practices; the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability ratings; the extensive regulation and supervision to which insurance companies are subject, and various regulatory and other legal actions; the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; and the uncertainty involved in estimating the availability of reinsurance and the collectability of reinsurance recoverables.

     The state insurance regulatory framework is also subject to the risk of federal and state legislatures potentially enacting laws that alter or increase regulation of insurance companies and insurance holding company systems. Previously, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

     All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non- conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

     Mortgage REITs engage in financing real estate, purchasing or originating mortgages and mortgage-backed securities and earning income from the interest on these investments. Such REITs face risks similar to those of other financial firms, such as changes in interest rates, general market conditions and credit risk, in addition to risks associated with an investment in real estate (as discussed herein).

     HEALTH CARE SECTOR. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

     Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of prepaid healthcare plans.

     INDUSTRIALS SECTOR. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer spending trends. In addition, capital goods companies may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, labor relations, government regulations, government contracts and ecommerce initiatives. Furthermore, certain companies involved in the industry have also faced scrutiny for alleged accounting irregularities that may have led to the overstatement of their financial results, and other companies in the industry may face similar scrutiny.

     Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, or changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel.

     INFORMATION TECHNOLOGY SECTOR. Information technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking and communications equipment, internet access and information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the internet, may be characterized by rapidly changing technology, product obsolescence, cyclical markets, evolving industry standards and frequent new product introductions. The success of companies in this sector depends, in substantial part, on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting a company's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that any particular company will be able to respond in a timely manner to compete in the rapidly developing marketplace.

     Factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. Such market volatility may adversely affect the market price of shares of these companies.

     Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost-effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on companies in this sector.

     Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken to protect proprietary rights will be adequate to prevent misappropriation of technology or that competitors will not independently develop technologies that are substantially equivalent or superior to an issuer's technology. In addition, due to the increasing public use of the internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of internet products and services. The adoption of any such laws could have a material adverse impact on the issuers of securities in the information technology sector.

     MATERIALS SECTOR. Companies in the basic materials sector are engaged in the manufacture, mining, processing, or distribution of raw materials and intermediate goods used in the industrial sector. These may include materials and products such as chemicals, commodities, forestry products, paper products, copper, iron ore, nickel, steel, aluminum, precious metals, textiles, cement, and gypsum. Basic materials companies may be affected by the volatility of commodity prices, exchange rates, import controls, worldwide competition, depletion of resources and mandated expenditures for safety and pollution control devices. In addition, they may be adversely affected by technical progress, labor relations and governmental regulation. These companies are also at risk for environmental damage and product liability claims. Production of industrial materials often exceeds demand as a result of over-building or economic downturns, which may lead to poor investment returns.

     REAL ESTATE SECTOR. Real estate companies include REITs and real estate management and development companies. Companies in the real estate sector may be exposed to the risks associated with the ownership of real estate which include, among other factors, changes in general U.S., global and local economic conditions, declines in real estate values, changes in the financial health of tenants, overbuilding and increased competition for tenants, oversupply of properties for sale, changing demographics, changes in interest rates, tax rates and other operating expenses, changes in government regulations, faulty construction and the ongoing need for capital improvements, regulatory and judicial requirements including relating to liability for environmental hazards, changes in neighborhood values and buyer demand and the unavailability of construction financing or mortgage loans at rates acceptable to developers. The performance of a REIT may also be adversely impacted by other factors (discussed above).

     Real estate management and development companies often are dependent upon specialized management skills, have limited diversification and are subject to risks inherent in operating and financing a limited number of projects. To the extent such companies focus their business on a particular geographic region of a country, they may be subject to greater risks of adverse developments in that area. These companies may also be subject to heavy cash flow dependency and defaults by borrowers. Certain real estate management and development companies have a relatively small market capitalization, which may tend to increase the volatility of the market price of these securities.

     UTILITIES SECTOR. General problems of utility companies include risks of increases in fuel and other operating costs; restrictions on operations and increased costs and delays as a result of environmental, nuclear safety and other regulations; regulatory restrictions on the ability to pass increasing wholesale costs along to the retail and business customer; energy conservation; technological innovations which may render existing plants, equipment or products obsolete; the effects of local weather, maturing markets and difficulty in expanding to new markets due to regulatory and other factors; natural or manmade disasters; difficulty obtaining adequate returns on invested capital; the high cost of obtaining financing during periods of inflation; difficulties of the capital markets in absorbing utility debt and equity securities; and increased competition. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of such issuers experience certain of these problems to varying degrees.

     CALIFORNIA. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on California's 2016-17 fiscal year running from July 1, 2016 to June 30, 2017. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in California or contained in official statements for various California municipal obligations.

     Economic Outlook. California's economy continued to improve during the first half of the 2016-17 fiscal year. California's unemployment rate hit a new record low falling to 4.3% in December 2017 and 278,900 jobs were added since June 30, 2017, with 10 out of 11 industry sectors experiencing job growth. Average wages rose, but at slower rates than in previous periods of low unemployment due, in part, to the retirement of baby boomers. California's personal income for the quarter ending September 2017 was 0.6% higher than in June 2017 but was lower than the 0.9% increase during the same quarter in 2016.

     Stabilizing commodity prices and rising wages moved consumer prices higher. Inflation in California rose 2.5% in the 2016-17 fiscal year compared to an increase in national inflation of 1.8%. According to the California Department of Finance, inflation in California is expected to increase by 3.1% in the 2017-18 fiscal year 2017-18 and 2.9% in the 2018-19 fiscal year. In comparison, national inflation is expected to increase by 2.1% in the 2017-18 fiscal year and 2.2% in the 2018-19 fiscal year.

     Housing inflation rose 4.9% in California compared to 3.3% nationwide during 2017. Median home prices in California increased 7.6% over prices in December 2016 but decreased 1.1% since June 2017. California housing permits have lagged behind population growth and California is experiencing the lowest housing inventory level in 13 years.

     Net Assets. California's primary government's combined net position (governmental and business-type activities) increased by $9.1 billion (29.9%) from a negative $30.4 billion to a negative $21.3 billion as of June 30, 2017.

     A significant portion of the California primary government's net position is comprised of its $109.3 billion net investment in capital assets, such as land, buildings, equipment, and infrastructure (roads, bridges, and other immovable assets). This amount of capital assets is net of any outstanding debt used to acquire those assets and the resources needed to repay this debt must come from other sources because California cannot use the capital assets to pay off the liabilities. Further, these assets are not available for future spending.

     Another $40.1 billion of the California primary government's net position represents resources that are externally restricted as to how they may be used, such as resources pledged to debt service. As of June 30, 2017, the primary government's combined unrestricted net deficit position was $170.8 billion$169.5 billion for governmental activities and $1.3 billion for business-type activities.

     California General Fund. California's main operating fund (the "California General Fund") ended the 2016-17 fiscal year with assets of $26.4 billion; liabilities and deferred inflows of resources of $20.6 billion; and non-spendable, restricted, and committed fund balances of $104 million, $7.4 billion, and $181 million, respectively, leaving the California General Fund with a negative unassigned fund balance of $1.9 billion. Total assets of the California General Fund increased by $5.4 billion (26.0%) over the prior fiscal year, while total liabilities and deferred inflows of resources decreased by $11 million (0.1%).

     As of the end of the 2015-16 fiscal year, the California General Fund had an excess of revenues over expenditures of $8.9 billion ($125.1 billion in revenues and $116.2 billion in expenditures). Approximately $120.3 billion (96.1%) of California General Fund revenue is derived from California's largest three taxespersonal income taxes ($84.3 billion), sales and use taxes ($24.9 billion), and corporation taxes ($11.1 billion). As a result of fund classifications made to comply with generally accepted governmental accounting principles, a total of $309 million in revenue, essentially all from unemployment programs, is included in the California General Fund.

     During the 2016-17 fiscal year, total California General Fund revenue increased by $7.5 billion (6.4%), mainly resulting from increases in personal income taxes of $5.7 billion (7.3%) and in corporation taxes of $1.9 billion (20.7%). California General Fund expenditures increased by $4.5 billion (4.0%), mainly resulting from increases in education and health and human services expenditures, which were up $2.0 billion and $1.3 billion, respectively. The California General Fund ended the 2016-17 fiscal year with a fund balance of $5.8 billion, a $5.4 billion increase from the prior year's ending fund balance of $362 million.

     Budget Outlook. California's 2016-17 Budget Act (the "California Budget Act") enacted on June 27, 2016 increased the California General Fund's budgeted expenditures by $3.7 billion, or 3.0% over last year's California General Fund budget. The California Budget Act appropriated $183.3 billion $125.1 billion from the California General Fund, $54.9 billion from special funds, and $3.3 billion from bond funds. The California General Fund's revenues were projected to be $125.9 billion after a $1.8 billion transfer to California's rainy-day fund, the Budget Stabilization Account. California General Fund revenue comes predominantly from taxes, with personal income taxes expected to provide 70.0% of total revenue. California's major taxes (personal income, sales and use, and corporation taxes) are projected to supply approximately 97.3% of the California General Fund's resources in fiscal year 2017-18. The California General Fund was projected to end fiscal year 2017-18 with $9.9 billion in total reserves$8.5 billion in the Budget Stabilization Account and $1.4 billion in the California General Fund's Special Fund for Economic Uncertainties. In addition to the required minimum annual transfer to the Budget Stabilization Account, Proposition 2 requires the California General Fund to make an equivalent minimum annual amount of debt reduction payments; the 2017-18 spending plan included $1.8 billion of debt reduction expenditures.

     In January 2018, the proposed 2018-19 governor's budget provided revised estimates of fiscal year 2017-18 California General Fund revenues, expenditures, and reserves. The revised estimates project California General Fund revenue of $127.3 billion, expenditures of $126.5 billion, and total year-end reserves of $12.6 billion-$8.4 billion in the Budget Stabilization Account and $4.2 billion in the California General Fund's Special Fund for Economic Uncertaintieswhich is $3.2 billion more than projected in June 2017 for the enacted budget. As of January 1, 2018, actual California General Fund cash receipts for the first half of fiscal year 2017-18 surpassed estimates by 7.4% resulting in a decrease in the California General Fund's need for temporary borrowing by $2.4 billion compared to estimates, leaving a balance as of December 31, 2017, of $16.1 billion in outstanding loans, comprised entirely of internal borrowing from special funds.

     The 2017-18 spending plan increased total state expenditures by $12.2 billion over the 2016-17 level primarily in education, transportation, and health and human services programs. The California General Fund had a $2.1 billion increase in education spending to meet the Proposition 98 guaranteed minimum funding level for K-12 schools and community colleges, $475 million for universities and additional financial aid to students, and $310 million in childcare and pre-school programs. The increase in transportation spending is mainly attributed to the implementation of the Road Repair and Accountability Act of 2017, which increased existing fuel excise taxes and created two new vehicle charges.

     The projected $2.8 billion of increased revenue for the 2017-18 fiscal year will be mainly spent on transit-related projects. In addition, the 2017-18 spending plan allocates an estimated $2.6 billion in cap-and-trade auction revenues to programs related to transportation and housing, forestry and fire prevention activities and reducing emissions from vehicles, heavy-duty equipment and agricultural activities. The increases in health and human services spending results from the allocation of $1.3 billion from increased tax revenue on tobacco products to California's MediCal programs and a $400 million increase in California General Fund assistance to counties for in-home supportive services costs.

     To help reduce California's net pension liability, the 2017-18 spending plan includes a one-time $6.0 billion supplemental payment to the California Public Employees' Retirement System which will be made using a loan from California's internal investment pool. The California General Fund's share of the loan repayment will begin in fiscal year 2017-18 and will be counted towards the minimum annual debt reduction payments required by Proposition 2 over the expected term of the loan. The remaining balance of the loan will be repaid from special funds that contribute to the California Public Employees' Retirement System, and which will benefit from the loan.

     Capital Assets. As of June 30, 2017, California's investment in capital assets for its governmental and business-type activities was $140.7 billion (net of accumulated depreciation/amortization). California's capital assets include land, state highway infrastructure, collections, buildings and other depreciable property, intangible assets, and construction/development in progress. The buildings and other depreciable property account includes buildings, improvements other than buildings, equipment, certain infrastructure assets, certain books, and other capitalized and depreciable property. Intangible assets include computer software, land use rights, patents, copyrights, and trade-marks. Infrastructure assets are items that normally are immovable, such as roads and bridges, and can be preserved for a greater number of years than can most capital assets.

     As of June 30, 2017, California's capital assets increased $4.0 billion, or 2.9% over the prior fiscal year. The majority of the increase occurred in state highway infrastructure, and buildings and other depreciable property.

     Debt Administration. At June 30, 2017, California had total bonded debt outstanding of $111.3 billion, including $79.5 billion ($3.5 billion current and $76 billion long-term) in general obligation bonds, which are backed by the full faith and credit of California, and $31.8 billion ($1.9 billion current and $29.9 long-term) in revenue bonds, which are secured solely by specified revenue sources. During the 2016-17 fiscal year, California issued $9.0 billion in new general obligation bonds to fund various capital projects and other voter-approved costs related to K-12 schools and higher education facilities, transportation improvements and high-speed rail, water quality and environmental protection, and other public purposes.

     Budgetary Control. Every year, California's Governor recommends a budget including estimated revenues for approval by the legislature. The annual budget bill adopted by the Legislature does not include revenues. Under state law, California cannot adopt a spending plan that exceeds estimated revenues. California's annual budget is primarily prepared on a modified accrual basis for governmental funds. The budget can be amended throughout the year by special legislative action, budget revisions by the Department of Finance, or executive orders of the Governor. Amendments to the original budget for the fiscal year ended June 30, 2017, increased spending authority for the budgetary/legal basis-reported California General Fund and the Environmental and Natural Resources Funds, and decreased spending authority for Transportation Funds.

     Under the California Constitution, money may be drawn from the treasury only through a legal appropriation. The appropriations contained in the Budget Act, as approved by the Legislature and signed by the Governor, are the primary sources of annual expenditure authorizations. Appropriations are generally available for expenditure or encumbrance either in the year appropriated or for a period of three years if the legislation does not specify a period of availability. At the end of the availability period, the encumbering authority for the unencumbered balance lapses. Some appropriations continue indefinitely, while others are available until fully spent. Generally, encumbrances must be liquidated within two years from the end of the period in which the appropriation is available, otherwise the spending authority for these encumbrances lapses.

     Risk Management. The primary government has elected, with a few exceptions, to be self-insured against loss or liability. The primary government generally does not maintain reserves. Losses are covered by appropriations from each fund responsible for payment in the year in which the payment occurs. California is permissively self-insured and, barring any extraordinary catastrophic event, the potential amount of loss faced by California is not considered material in relation to the primary government's financial position. Generally, the exceptions are when a bond resolution or a contract requires the primary government to purchase commercial insurance for coverage against property loss or liability. There have been no significant reductions in insurance coverage from the prior year. In addition, no insurance settlement in the last three years has exceeded insurance coverage. All claim payments are on a "pay-as-you-go" basis, with workers' compensation benefits for self-insured agencies initially being paid by the State Compensation Insurance Fund.

     As of June 30, 2017, the discounted liability for unpaid self-insurance claims of the primary government is estimated to be $4.0 billion, which is primarily based on actuarial reviews of California's workers' compensation program and includes indemnity payments to claimants, other costs of providing workers' compensation benefits, the liability for unpaid services fees, industrial disability leave benefits and incurred-but-not-reported amounts. The estimated total liability of approximately $5.8 billion is discounted to $4.0 billion using a 3.5% interest rate. Of the total discounted liability, $396 million is a current liability, of which $265 million is included in the California General Fund, $128 million in the special revenue funds, and $3 million in the internal service funds. The remaining $3.6 billion is reported as other noncurrent liabilities.

     Ratings. As of October 1, 2018 all outstanding general obligation bonds of the state of California were rated "AA-" by S&P Global Ratings, a division of S&P Global, Inc., and "Aa3" by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the state of California, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of California bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     NEW JERSEY. The information provided below is only a brief summary of the complex factors affecting the financial situation in New Jersey and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New Jersey's 2016-17 fiscal year running from July 1, 2016 to June 30, 2017. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New Jersey or contained in official statements for various New Jersey municipal obligations.

     Economic Outlook. The 2016-17 fiscal year was the eighth year in New Jersey's economic recovery. There were 42,900 new private-sector jobs added over the course of the year led by the following sectors: education and health services (20,300); trade, transportation, and utilities (15,300); leisure and hospitality services (8,500); and manufacturing (3,200). At the end of December 2017, New Jersey's unemployment rate was 4.7%, matching the rate from a year ago.

     New Jersey's housing market continued to expand with total existing home sales 9.0% higher, single-family home sales 9.7% higher and townhouse/condo sales 8.5% higher than the prior year. Residential construction also increased in the 2016-17 fiscal year following a down year. Permits to build single-family homes were 3.7% higher and permits to build units in large apartment buildings were 9.4% higher than the prior year.

     New Jersey's new car sales in 2016-17 fiscal year declined by 1.8% from the prior year. At the end of the third quarter of 2017, aggregate personal income, defined as wage income as well as income from other sources such as assets and transfers, reached a new all-time high and has grown at an average annual rate of 3.0% since its low point in the first quarter of 2009.

     Revenues and Expenditures. New Jersey's revenues, including transfers, during the 2016-17 fiscal year totaled $60.3 billion, an increase of $1.6 billion versus the prior fiscal year. This increase is primarily attributable to operating grants and contributions in addition to higher gross income tax collections. General taxes were 52.4% of New Jersey's total revenues for the fiscal year at $31.6 billion, representing an increase of $1.1 billion versus the prior fiscal year. New Jersey's three major taxes comprised 81.2% of the total general taxes collected during the fiscal year, including $14.0 billion in gross income tax, $9.6 billion in the sales and use tax and $2.1 billion in the corporation business tax.

     New Jersey's 2016-17 fiscal year expenses totaled $71.8 billion, an increase of $5.2 billion compared to the prior fiscal year. New Jersey's spending increases were comprised of the following factors: a $3.6 billion increase in government direction, management and control mainly due to the increase in the pension expense based on the requirements of Governmental Accounting Standards Board (GASB) Statement No. 68, Accounting and Financial Reporting for Pensions, $716.7 million in physical and mental health, $515.1 million in educational, cultural, and intellectual development and $406.1 million in transportation programs.

     New Jersey General Fund. New Jersey's chief operating fund (the "New Jersey General Fund") is the fund into which all State revenues, not otherwise restricted by statute, are deposited. The New Jersey General Fund's ending fund balance totaled $4.7 billion of which $783.7 million represented unassigned fund balance.

     On a budgetary basis, general revenues of $34.4 billion were $2.0 billion lower than the final budget. The negative variance was the result of unearned grant revenues (both federal and other) of $1.5 billion and declines of $1.2 billion in other revenues. Federal and other grant revenues are not earned unless there has been a grant award and eligible grant expenses incurred. To the extent that federal and grant appropriations are made in anticipation of grant awards and the incurrence of grant expenditures, grant revenues are budgeted.

     Total expenditures were $2.3 billion lower than original appropriations as set forth in the annual Appropriations Act plus supplemental appropriations enacted during the 2016-17 fiscal year. A major cause for under-spending resulted from the overestimate of federal funds. This practice allows New Jersey to receive the maximum federal dollars that become available. During the 2016-17 fiscal year, New Jersey's appropriation of federal funds and other grants exceeded expenditures by $1.5 billion, which is available for use in future years. From a 2016-17 fiscal year program perspective, the following areas under-spent: community development and environmental management ($570.7 million); economic planning, development and security ($449.7 million); transportation programs ($367.9 million); public safety and criminal justice ($352.0 million); physical and mental health ($332.1 million); government direction, management and control ($259.5 million); special government services ($55.5 million); and offset by over-spending in educational, cultural and intellectual development ($107.5 million).

     Net Assets. The primary government's assets and deferred outflows of resources totaled $73.7 billion, an increase of $17.9 billion from the prior fiscal year after three restatements that resulted in a $822.4 million decrease in net position. Restatements were made to: decrease net capital assets; increase noncurrent liabilities resulting from the inclusion of state health benefit funds incurred but not reported obligations; and account for the inclusion of state health benefit funds resulting from the implementation of GASB Statement No. 74, Financial Reporting for Postemployment Benefit Plans Other than Pension Plans. As of June 30, 2017, liabilities and deferred inflows of resources exceeded assets and deferred outflows of resources by $132.6 billion. New Jersey's unrestricted net position (which represents net assets that have no statutory commitments and are available for discretionary use) totaled a negative $148.9 billion. The negative balance is primarily a result of New Jersey implementing, in the 2014-15 fiscal year, GASB Statement No. 68 and New Jersey's recognition of other postemployment benefits under GASB Statement No. 45, Accounting and Financial Reporting by Employers for Postemployment Benefits Other than Pensions. Financing activities contributing to New Jersey's negative unrestricted net position include: liabilities from pension obligation bonds, the funding of a portion of local elementary and high school construction and the securitization of a major portion of annual tobacco master settlement agreement receipts with no corresponding assets.

     Changes in Net Assets. New Jersey's 2016-17 fiscal year net position decreased by $11.5 billion. Approximately 52.4% of New Jersey's total revenues came from general taxes, while 28.9% came from operating grants. Charges for services amounted to 17.1% of total revenues, while other items such as capital grants and miscellaneous revenues accounted for the remainder. New Jersey's expenses cover a range of services. The largest expense was for government direction, management and control at 26.4%. Other large expenses included: educational, cultural and intellectual development, which includes approximately $401.0 million disbursed by the New Jersey Schools Development Authority (a blended component unit) to help finance school facilities construction which amounted to 24.6%, and physical and mental health which amounted to 20.8%. Other major expenditures focused on economic planning, development and security and public safety and criminal justice. During the 2016-17 fiscal year, governmental activities expenses exceeded program revenues. This imbalance was mainly funded through $33.2 billion of general revenues (mostly taxes). The remaining $11.7 billion resulted in a decrease in net position. Offsetting the governmental net position decrease, business-type activities reflected a net position increase of $282.1 million as the unemployment compensation fund's available resources exceeded the need to pay claims.

     Debt Administration. As of June 30, 2017, New Jersey's outstanding long-term obligations for governmental activities increased $29.6 billion versus the prior fiscal year, to a total of $201.3 billion. The increase consists of: a $26.1 billion increase in the net pension liability and net other postemployment benefits ("OPEB") obligation, $3.4 billion in bonded debt and $0.1 billion in other non-bonded debt. Long-term bonded obligations totaled $46.1 billion, while other long-term obligations totaled $155.2 billion. In addition, New Jersey has $15.2 billion of legislatively authorized bonding capacity that has not yet been issued. As of June 30, 2017, the legislatively authorized but unissued debt increased by $11.2 billion from the prior fiscal year. In the 2014-15 fiscal year, New Jersey implemented GASB Statement No. 68 which required New Jersey to record its proportionate share of the net pension liability for all state retirement systems. Only the the 2013-14 fiscal year was restated. Therefore, comparisons cannot be made to the 2012-13 fiscal year.

     Ratings. As of October 1, 2018, all outstanding general obligation bonds of the State of New Jersey were rated "A-" by S&P Global Ratings a division of S&P Global, Inc. and "A3" by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local New Jersey issuers may be unrelated to the creditworthiness of obligations issued by the State of New Jersey, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     NEW YORK. The information provided below is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. Except where otherwise indicated, the information is based on New York's 2016-2017 fiscal year running from April 1,

2016 to March 31, 2017. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various state and local agencies in New York or contained in official statements for various New York municipal obligations.

     Economic Condition and Outlook. Overall economic activity, employment and wages all rose in New York in 2016, but at rates below the nation's. The nation's real gross domestic product slowed in 2016, increasing by 1.6 percent. In comparison, New York's real gross state product grew at half this rate, an increase of 0.8 percent. Similar to the nation, this economic growth was weaker than New York's 1.2 percent gain in 2015. Job growth at both the national and state levels decelerated in 2016. Employment increased at a stronger rate nationally, growth of 1.7 percent, compared to 1.5 percent in New York. Total employment in New York increased to nearly 9.4 million. Similar to employment, wages at both the national and state levels increased at a slower rate in 2016. Gains in wages at the national level (3.9 percent) were stronger than those in New York (3.2 percent) in 2016.

     General Government Results. An operating deficit of $2.8 billion is reported in the state's general fund ("New York General Fund") for the 2016-2017 fiscal year. As a result, the New York General Fund now has an accumulated fund balance of $2.3 billion. New York completed its 2016-2017 fiscal year with a combined governmental funds operating deficit of $3.4 billion as compared to a combined governmental funds operating surplus in the 2015-2016 fiscal year of $408 million. The combined operating deficit of $3.4 billion for the 2016-2017 fiscal year included an operating deficit in the New York General Fund of $2.8 billion, an operating surplus in the "Federal Special Revenue Fund" of $6 million, an operating deficit in the "General Debt Service Fund" of $774 million and an operating surplus in "Other Governmental Funds" of $204 million.

     New York's financial position as shown in its governmental funds balance sheet as of March 31, 2017 includes a fund balance of $11.2 billion comprised of $43.6 billion of assets less liabilities of $30.6 billion and deferred inflows of resources of $1.8 billion. The governmental funds fund balance includes a $2.3 billion accumulated New York General Fund balance.

     Overall Financial Position. In the 2016-2017 fiscal year, New York reported net position of $28.9 billion, comprised of $160.2 billion in total assets and $9.5 billion in deferred outflows of resources, less $139.5 billion in total liabilities and $1.3 billion in deferred inflows of resources.

     Net position reported for governmental activities decreased in the 2016-2017 fiscal year by $4 billion, decreasing to $28.6 billion from $32.5 billion in the 2015-2016 fiscal year. Unrestricted net position for governmental activities--the part of net position that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements--had a deficit of $45.6 billion at the end of the 2016-2017 fiscal year.

     The net position deficit in unrestricted governmental activities, which increased by $4.7 billion in 2017, exists primarily because New York has issued debt for purposes not resulting in a capital asset related to New York governmental activities and the obligation related to other postemployment benefits ($17.3 billion). Such outstanding debt included: securitizing New York's future tobacco settlement receipts ($660 million); eliminating the need for seasonal borrowing by the New York Local Government Assistance Corporation ($1.8 billion); and borrowing for local highway and bridge projects ($4.1 billion), local mass transit projects ($1.5 billion), and a wide variety of grants and other expenditures not resulting in New York capital assets ($12.7 billion). This deficit in unrestricted net position of governmental activities can be expected to continue for as long as New York continues to have obligations outstanding for purposes other than the acquisition of New York governmental capital assets.

     The net position for business-type activities increased by $107 million (47.6 percent) to $332 million in 2017 as compared to $225 million in 2016. The increase in net position for business-type activities was due to employer contributions and other revenue exceeding unemployment benefit payments for the Unemployment Insurance Fund ($768 million). This was partially offset by the State University of New York expenses exceeding revenues and State support ($537 million), the City University of New York Senior Colleges expenses exceeding revenues and state support ($88 million), and Lottery education aid transfers exceeding net income ($36 million).

     New York General Fund Budgetary Highlights. New York General Fund disbursements exceeded receipts by $1.2 billion in 2016-2017. The New York General Fund ended the 2016-2017 fiscal year with a closing cash fund balance of $7.7 billion, which consisted of approximately $1.8 billion in the state's rainy day reserve funds ($1.3 billion in the "Tax Stabilization Reserve Account" and $540 million in the "Rainy Day Reserve Fund"), $56 million in the "Community Projects Fund," $21 million in the "Contingency Reserve Fund," and $5.9 billion in the "Refund Reserve Account." Total New York General Fund receipts for the 2016-2017 fiscal year (including transfers from other funds) were approximately $66.9 billion. Total New York General Fund disbursements for the 2016-2017 fiscal year (including transfers to other funds) were approximately $68.1 billion.

     Net operating results for the 2016-2017 fiscal year were $1.7 billion more favorable than anticipated in the original financial plan, with the original plan projecting a net operating deficit of $2.9 billion. Total receipts and transfers from other funds were less than original financial plan estimates by $2.1 billion and total disbursements and transfers to other funds were less than original financial plan estimates by $3.8 billion.

     Personal income tax receipts were $1.3 billion below initial projections, due to underlying weakness in estimated payments and withholding growth. Business tax receipts were $989 million below initial projections, due to shortfalls in both audit collections and cash payments associates with tax year 2015 final returns. The lower receipts were partially offset by higher than estimated estate tax collections related to stronger than anticipated growth in household net worth. Miscellaneous receipts were $1 billion higher than the original projections, due almost entirely to additional monetary settlement collections not anticipated in the initial budget for the 2016-2017 fiscal year.

     Net operating results for the 2016-2017 fiscal year were $0.5 million more favorable than anticipated in the final financial plan, with the final financial plan projecting a net operating deficit of $1.7 billion. Total receipts and disbursements were lower than the final financial plan estimates (by $1.1 billion and $1.6 billion, respectively). Lower receipts were primarily due to lower than expected business tax receipts related to lower corporate franchise taxes and lower transfers to other funds due to timing associated with the availability of fund balances. Lower than projected total disbursements occurred primarily as a result of lower than planned transfers to the Capital Projects Fund, as well as lower spending for local assistance and agency operations.

     Capital Assets. As of the end of the 2016-2017 fiscal year, New York has $104.8 billion invested in a broad range of capital assets, including equipment, buildings, construction in progress, land preparation, and infrastructure, which primarily includes roads and bridges. This amount represents a net increase (including additions and deductions) of $2.4 billion over the 2015-2016 fiscal year.

     Debt Administration. There are a number of methods by which New York may incur debt. New York has obtained long-term financing in the form of voter-approved General Obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease purchase and contractual obligations where New York's legal obligation to make payments is subject to and paid from annual appropriations made by the New York State legislature or from assignment of revenue in the case of tobacco settlement revenue bonds. Equipment capital leases and mortgage loan commitments, which represent $542 million as of the end of the 2016-2017 fiscal year, do not require legislative or voter approval. Other obligations include certain bonds issued through New York public authorities and certificates of participation. New York administers its long-term financing needs as a single portfolio of New York-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by New York's governmental activities--thus it is not expected to be repaid from resource generated by business-type activities.

     At the end of the 2016-2017 fiscal year, New York had $173 million in New York-supported (net) variable rate bonds outstanding and $1.7 billion in interest rate exchange agreements, in which New York issues variable rate bonds and enters into a swap agreement that effectively converts the rate to a fixed rate. At the end of the 2016-2017 fiscal year, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 0.3 percent of the New York-supported debt portfolio. Variable rate bonds that were converted to a synthetic fixed rate through swap agreements of $1.7 billion were equal to 3.4 percent of the total New York-supported debt portfolio.

     At the end of the 2016-2017 fiscal year, New York had $56.2 billion in bonds, notes, and other financing agreements outstanding compared with $56.7 billion in the 2015-2016 fiscal year, a decrease of $518 million.

     In addition, New York reported $1.4 billion for collateralized borrowings ($378 million in governmental activities and $985 million in business-type activities) for which specific revenues have been pledged. In the 2015-2016 fiscal year, New York reported $838 million for collateralized borrowings ($401 million in governmental activities and $437 million in business-type activities). During the 2016-2017 fiscal year, New York issued $6.1 billion in bonds, of which $2.3 billion was for refunding and $3.8 billion was for new borrowing.

     The New York State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. As of the end of the 2016-2017 fiscal year, New York has $2.7 billion in authorized but unissued bond capacity that can be used to issue bonds for specifically approved purposes. New York may issue short-term debt without voter approval in anticipation of the receipt of taxes and revenues or proceeds from duly authorized but not issued general obligation bonds.

     The state finance law, through the New York State Debt Reform Act of 2000 (the "New York Debt Reform Act"), also imposes phased-in caps on the issuance of the new New York-supported debt and related debt service costs. The New York Debt Reform Act also limits the use of debt to capital works and purposes, and establishes a maximum term length for repayment of 30 years. The New York Debt Reform Act applies to all New York-supported debt. The New York Debt Reform Act does not apply to debt issued prior to April 1, 2000 or to other obligations issued by public authorities where New York is not the direct obligor.

     Litigation. The State of New York is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State of New York arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of state and federal laws.

     Included in New York's outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs, primarily involving New York's Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future. With respect to pending and threatened litigation, New York has reported, in the governmental activities, liabilities of $924 million, of which $712 million pertains to the State University of New York, for awarded claims, anticipated unfavorable judgments, and incurred but not reported loss estimates related to medical malpractice claims. In addition, the State of New York is party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $116 million.

     Ratings. As of October 1, 2018, all outstanding general obligation bonds of the State of New York were rated "AA+" by S&P Global Ratings a division of S&P Global, Inc., and "Aa1" by Moody's Investors Service, Inc. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.

     Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the state to make payment on such local obligations in the event of default.

     The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the state and various agencies and political subdivisions thereof. The sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds, the market value or marketability of such bonds or the ability of the respective issuers of such bonds to pay interest on or principal of such bonds.

     ADDITIONAL DEPOSITS. Each trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. In connection with these deposits, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay the associated brokerage fees and other acquisition costs.

ADMINISTRATION OF THE TRUST

     DISTRIBUTIONS TO UNITHOLDERS BY REGULATED INVESTMENT COMPANIES MAKING SEMIANNUAL/QUARTERLY DISTRIBUTIONS OR GRANTOR TRUSTS. The discussion in this section applies to all trusts other than trusts that are "regulated investment companies" for tax purposes that have monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute any income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. A trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Unitholders will receive an amount substantially equal to their pro rata share of the available balance of the Income Account of the related trust. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed on each distribution date or shortly thereafter to unitholders of record on the preceding record date, provided that the trustee is not required to make a distribution from the Capital Account unless the amount available for distribution is at least $1.00 per 100 units. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. Notwithstanding the foregoing, if a trust is designed to be a grantor trust for tax purposes, the trustee is not required to make a distribution from the Income Account or the Capital Account unless the total cash held for distribution equals at least 0.1% of the trust's net asset value as determined under the trust agreement, provided that the trustee is required to distribute the balance of the Income Account and Capital Account on the distribution date occurring in December of each year. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders of a trust as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to the unitholders' pro rata share of the available balance of the Income Account of the trust after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate.

     DISTRIBUTIONS TO UNITHOLDERS BY REGULATED INVESTMENT COMPANIES MAKING MONTHLY DISTRIBUTIONS. The discussion in this section applies if your trust is a RIC that has monthly distribution dates. Income received by a trust is credited by the trustee to the Income Account for the trust. All other receipts are credited by the trustee to a separate Capital Account for the trust. The trustee will normally distribute income received by a trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust generally pays distributions from its Income Account (pro-rated on an annual basis) along with any excess balance from the Capital Account on each monthly distribution date to unitholders of record on the preceding record date as described in greater detail below. All distributions will be net of applicable expenses. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a RIC for federal tax purposes. Excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall not be required to make a distribution from the Capital Account unless the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

     The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter. When the trust receives dividends from a portfolio security, the trustee credits the dividends to the trust's accounts. In an effort to make relatively regular income distributions, the trust's distribution from the Income Account on each distribution date to each unitholder is equal to such unitholder's pro rata share of the cash balance in the Income Account calculated on the basis of a fraction (the numerator of which is one and the denominator of which is the total number of distribution dates per year) of the estimated annual income to the trust for the ensuing twelve months computed as of the close of business on the record date immediately preceding such distribution after deduction of (1) the fees and expenses then deductible pursuant to the trust agreement and (2) the trustee's estimate of other expenses properly chargeable to the Income Account pursuant to the trust agreement which have accrued as of such record date or are otherwise properly attributable to the period to which such distribution relates. Because the trust does not receive dividends from the portfolio securities at a constant rate throughout the year, the trust's income distributions to unitholders may be more or less than the amount credited to the trust accounts as of the record date. In the event that the amount on deposit in the Income Account is not sufficient for the payment of the amount intended to be distributed to unitholders on the basis of the computation described above, the trustee is authorized to advance its own funds and cause to be deposited in and credited to the Income Account such amounts as may be required to permit payment of the related distribution to be made as described above. In such an event, the trustee shall be entitled to be reimbursed, without interest, out of income payments received by the trust subsequent to the date of such advance. Any such advance shall be reflected in the Income Account until repaid.

     GENERAL. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

     The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of the related trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

     STATEMENTS TO UNITHOLDERS. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

     The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit is not required. The accountants' report for any audit will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the last business day of each calendar year, the trustee shall furnish to each person who at any time during such calendar year was a unitholder of a trust a statement, covering such calendar year, setting forth for such trust:

     (A)  As to the Income Account:

          (1) the amount of income received on the securities (including income received as a portion of the proceeds of any disposition of securities);

          (2) the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Income Account for payment into the Reserve Account;

          (4) the deductions for applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any;

          (6) the deductions for payment of the sponsor's expenses of maintaining the registration of the trust units, if any;

          (7)  the aggregate distributions to unitholders; and

          (8) the balance remaining after such deductions and distributions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

     (B)  As to the Capital Account:

          (1) the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the Income Account;

          (2) the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the applicable trust agreement, if any, and for redemptions;

          (3) the deductions, if any, from the Capital Account for payments into the Reserve Account;

          (4) the deductions for payment of applicable taxes and fees and expenses of the trustee, the sponsor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

          (5) the deductions for payment of the sponsor's expenses of organizing the trust;

          (6) the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

          (7) the deductions for payment of deferred sales charge and creation and development fee, if any;

          (8) the deductions for payment of the sponsor's expenses of maintaining the registration of the trust units, if any;

          (9)  the aggregate distributions to unitholders; and

          (10) the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

     (C)  The following information:

          (1) a list of the securities held as of the last business day of such calendar year and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

          (2) the number of units outstanding on the last business day of such calendar year;

          (3) the unit value based on the last trust evaluation of such trust made during such calendar year; and

          (4) the amounts actually distributed during such calendar year from the Income and Capital Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

     RIGHTS OF UNITHOLDERS. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust, nor otherwise affect the rights, obligations and liabilities of the parties to the applicable trust agreement. By purchasing units of a trust, each unitholder expressly waives any right he may have under any rule of law, or the provisions of any statute, or otherwise, to require the trustee at any time to account, in any manner other than as expressly provided in the applicable trust agreement, in respect of the portfolio securities or moneys from time to time received, held and applied by the trustee under the trust agreement. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the related trust agreement or termination of the trust.

     AMENDMENT. Each trust agreement may be amended from time to time by the sponsor and trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the SEC or any successor governmental agency, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for a trust to continue to qualify as a RIC for federal income tax purposes if the trust has elected to be taxed as such under the United States Internal Revenue Code of 1986, as amended, or (b) to prevent a trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a RIC under the United States Internal Revenue Code of 1986, as amended. A trust agreement may not be amended, however, without the consent of all unitholders of the related trust then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition thereunder of any securities other than those specified in the schedules to the trust agreement or
(2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. A trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders.

     Except for the amendments, changes or modifications described above, neither the sponsor nor the trustee nor their respective successors may consent to any other amendment, change or modification of a trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any amendment, change or modification of a trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders of the trust as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the related trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless a trust has elected to be taxed as a RIC for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of a trust of the substance of any such amendment to the trust agreement for such trust.

     TERMINATION. Each trust agreement provides that the related trust shall terminate upon the maturity, redemption, sale or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the trust's mandatory termination date. If the value of a trust shall be less than 40% of the total value of securities deposited in the trust during the initial offering period, the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. A trust will be liquidated by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If a trust is liquidated because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units of the trust the entire sales charge paid by such purchaser.

     Beginning nine business days prior to, but no later than, the scheduled termination date described in the prospectus for a trust, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

     The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

     Not less than thirty days prior to termination of a trust, the trustee will notify unitholders thereof of the termination and provide a form allowing qualifying unitholders to elect an in kind distribution, if applicable. If applicable, a unitholder who owns the minimum number of units described in the prospectus may request an in kind distribution from the trustee instead of cash. To the extent possible, the trustee will make an in kind distribution through the distribution of each of the securities of a trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of the related trust and cash from the Income and Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's in kind distribution to facilitate the distribution of whole shares. The sponsor may terminate the in kind distribution option at any time upon sixty days written notice to the unitholders. Special federal income tax consequences will result if a unitholder requests an in kind distribution.

     Within a reasonable period after termination, the trustee will sell any securities remaining in a trust not segregated for in kind distribution. After paying all expenses and charges incurred by a trust, the trustee will distribute to unitholders thereof their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

     The sponsor may, but is not obligated to, offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

     THE TRUSTEE. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     Under each trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor. If the trustee merges or is consolidated with another entity, the resulting entity shall be the successor trustee without the execution or filing of any paper instrument or further act.

     The trustee or successor trustee must deliver a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee's performance as shall be established from time to time by the sponsor, or if the sponsor determines in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to a trust, the sponsor, upon sixty days' prior written notice, may remove the trustee and appoint a successor trustee by written instrument, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee. Notice of such removal and appointment shall be delivered to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

     THE SPONSOR. The sponsor of each trust is Advisors Asset Management, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor's headquarters are located at 18925 Base Camp Road, Monument, Colorado 80132. You can contact Advisors Asset Management, Inc. at 8100 East 22nd Street North, Building 800, Suite 102, Wichita, Kansas 67226 or by using the contacts listed on the back cover of the prospectus. The sponsor is a registered broker-dealer and investment adviser and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and a registrant of the Municipal Securities Rulemaking Board ("MSRB").

     Under each trust agreement, the sponsor may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the trustee. If the sponsor merges or is consolidated with another entity, the resulting entity shall be the successor sponsor without the execution or filing of any paper instrument or further act.

     If at any time the sponsor shall resign or fail to undertake or perform any of the duties which by the terms of a trust agreement are required by it to be undertaken or performed, or the sponsor shall become incapable of acting or shall be adjudged a bankrupt or insolvent, or a receiver of the sponsor or of its property shall be appointed, or any public officer shall take charge or control of the sponsor or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC, (b) terminate the trust agreement and liquidate the related trust as provided therein, or (c) continue to act as trustee without appointing a successor sponsor and receive additional compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the SEC.

     THE EVALUATOR AND SUPERVISOR. Advisors Asset Management, Inc., the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the sponsor and trustee in which event the sponsor or trustee may appoint a successor having qualifications and at a rate of compensation satisfactory to the sponsor or, if the appointment is made by the trustee, the trustee. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be delivered by the trustee to each unitholder.

     LIMITATIONS ON LIABILITY. The sponsor, evaluator, and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to any trust or unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, or for depreciation or loss incurred by reason of the purchase or sale of securities, provided, however, that such parties will not be protected against any liability to which they would otherwise be subjected by reason of their own willful misfeasance, bad faith or gross negligence in the performance of their duties or its reckless disregard for their duties under the trust agreement. Each trust will indemnify, defend and hold harmless each of the sponsor, supervisor and evaluator from and against any loss, liability or expense incurred in acting in such capacity (including the cost and expenses of the defense against such loss, liability or expense) other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the applicable trust agreement. Such parties are not under any obligation to appear in, prosecute or defend any legal action which in their opinion may involve them in any expense or liability. The trustee will be indemnified by each trust and held harmless against any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with the acceptance or administration of the trust, including the costs and expenses (including counsel fees) of defending itself against any claim of liability in the premises.

     The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

     EXPENSES OF THE TRUST. The sponsor may receive a fee from your trust for creating and developing the trust, including determining the trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this "creation and development fee" is set forth in the prospectus. The trustee will deduct this amount from your trust's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     For services performed under a trust's trust agreement the trustee shall be paid a fee at an annual rate in the amount per unit set forth in such trust agreement. The trustee shall charge a pro-rated portion of its annual fee at the times specified in such trust agreement, which pro-rated portion shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. The annual trustee fee shall be prorated for any calendar year in which the trustee provides services during less than the whole of such year. The trustee may from time to time adjust its compensation as set forth in the trust agreement provided that total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent of Shelter" or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be calculated and paid in installments by the trustee against the Income and Capital Accounts of each trust; provided, however, that such compensation shall be deemed to provide only for the usual, normal and proper functions undertaken as trustee pursuant to the trust agreement. The trustee shall also charge the Income and Capital Accounts of each trust for any and all expenses and disbursements incurred as provided in the trust agreement.

     As compensation for portfolio supervisory services in its capacity as supervisor, evaluation services in its capacity as evaluator and for providing bookkeeping and other administrative services of a character described in
Section 26(a)(2)(C) of the Investment Company Act, the sponsor shall be paid an annual fee in the amount per unit set forth in the trust agreement for a trust. The sponsor shall receive a pro-rated portion of its annual fee from the trustee upon receipt of an invoice by the trustee from the sponsor, upon which, as to the cost incurred by the sponsor of providing such services the trustee may rely. Such fee shall be calculated on the basis of the largest number of units in such trust at any time during the primary offering period. After the primary offering period has terminated, the fee shall accrue daily and be based on the number of units outstanding on the first business day of each calendar year in which the fee is calculated or the number of units outstanding at the end of the primary offering period, as appropriate. Such annual fee shall be prorated for any calendar year in which the sponsor provides services during less than the whole of such year, but in no event shall such compensation when combined with all compensation received from a trust for providing such services in any calendar year exceed the aggregate cost to the sponsor for providing such services, in the aggregate. Such compensation may, from time to time, be adjusted provided that the total adjustment upward does not, at the time of such adjustment, exceed the percentage of the total increase in consumer prices for services as measured by the United States Department of Labor Consumer Price Index entitled "All Services Less Rent of Shelter" or similar index, if such index should no longer be published. The consent or concurrence of any unitholder shall not be required for any such adjustment or increase. Such compensation shall be charged against the Income and/or Capital Accounts of a trust.

     The following additional charges are or may be incurred by a trust in addition to any other fees, expenses or charges described in the prospectus:
(a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges;
(d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part arising out of or in connection with the acceptance or administration of the trust; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or its reckless disregard of its obligations and duties under the trust agreement; (g) indemnification of the supervisor for any loss, liability or expense incurred in acting as supervisor of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (h) indemnification of the evaluator for any loss, liability or expense incurred in acting as evaluator of the trust other than by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of its reckless disregard of its obligations and duties under the trust agreement; (i) expenditures incurred in contacting unitholders upon termination of the trust; and (j) license fees for the right to use trademarks and trade names, intellectual property rights or for the use of databases and research owned by third-party licensors. The sponsor is authorized to obtain from Mutual Fund Quotation Service (or similar service operated by The Nasdaq Stock Market, Inc. or its successor) a UIT ticker symbol for each trust and to contract for the dissemination of the unit prices through that service. A trust will bear any cost or expense incurred in connection with the obtaining of the ticker symbol and the dissemination of unit prices. A trust may pay the costs of updating its registration statement each year. All fees and expenses are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders.

     Each trust will pay the costs of organizing the trust. These costs may include, but are not limited to, the cost of the initial preparation and typesetting of the registration statement, prospectuses (including preliminary prospectuses), the trust agreement and other documents relating to the applicable trust, SEC and state blue sky registration fees, the costs of the initial valuation of the portfolio and audit of a trust, the costs of a portfolio consultant, if any, one-time license fees, if any, the initial fees and expenses of the trustee, and legal and other out-of-pocket expenses related thereto but not including the expenses incurred in the printing of prospectuses (including preliminary prospectuses), expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses. A trust may sell securities to reimburse the sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of the units will decline when a trust pays these costs.

     PORTFOLIO TRANSACTIONS AND BROKERAGE ALLOCATION. When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the sponsor to specify minimum amounts in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including the sponsor or brokers which may be affiliated with the trust, the sponsor, the trustee or dealers participating in the offering of units.

                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment to the Registration Statement comprises the following:
          The facing sheet
          The prospectus and information supplement
          The signatures
          The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1    Trust Agreement.

1.1.1  Standard Terms and Conditions of Trust.  Reference is made to
       Exhibit 1.1.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1670 (File No. 333-210025) as filed on May 6, 2016.

1.2 Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to
       Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.3    Bylaws of Advisors Asset Management, Inc.  Reference is made to
       Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.

1.5 Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.

3.1 Opinion and consent of counsel as to legality of securities being registered.

3.3    Opinion of counsel as to the Trustee and the Trusts.

4.1    Consent of initial evaluator.

4.2    Consent of independent registered public accounting firm.

6.1 Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1878 (File No. 333-223970) as filed on
       July 6, 2018.

7.1 Power of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1485
       (File No. 333-203629) as filed on May 15, 2015.

                                   SIGNATURES

     The Registrant, Advisors Disciplined Trust 1898, hereby identifies Matrix Unit Trust, Series 1, Series 2, Series 3, Series 4, Series 5 and Series 8; Advisor's Disciplined Trust, Series 10, Series 11 and Series 13; Advisor's Disciplined Trust 23 and 40; and Advisors Disciplined Trust 256, 318, 404, 459, 460, 518, 533, 544, 560, 588, 595, 610, 625, 677, 678, 699, 731, 782, 785, 803,
814, 820, 830, 834, 833, 839, 847, 854, 855, 862, 863, 867, 879, 880, 888, 891,
897, 901, 910, 911, 931, 932, 936, 938, 949, 952, 967, 980, 981, 982, 990, 1000,
1006, 1015, 1049,  1102, 1146, 1198, 1258, 1309, 1341, 1516, 1609, 1856, 1865
and 1884 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 1898 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on October 22, 2018.


                                ADVISORS DISCIPLINED TRUST 1898

                                By ADVISORS ASSET MANAGEMENT, INC., DEPOSITOR


                                By:     /s/ ALEX R. MEITZNER
                                   -----------------------------
                                           Alex R. Meitzner
                                        Senior Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on October 22, 2018 by the following persons in the capacities indicated.

  SIGNATURE                     TITLE

Scott I. Colyer            Director of Advisors Asset  )
                           Management, Inc.            )

Lisa A. Colyer             Director of Advisors Asset  )
                           Management, Inc.            )

James R. Costas            Director of Advisors Asset  )
                           Management, Inc.            )

Christopher T. Genovese    Director of Advisors Asset  )
                           Management, Inc.            )

Randy J. Pegg              Director of Advisors Asset  )
                           Management, Inc.            )

Jack Simkin                Director of Advisors Asset  )
                           Management, Inc.            )

Bart P. Daniel             Director of Advisors Asset  )
                           Management, Inc.            )



                                         By     /s/ ALEX R MEITZNER
                                           -----------------------------
                                                 Alex R. Meitzner
                                                 Attorney-in-Fact*

________________________________________________________________________________
*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.